Registration No. 333-69852
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  MetLife Investors  Variable  Life  Account  Five
    (Exact  Name  of  Trust)

B.  MetLife Investors  Insurance  Company of California
    (Name  of  Depositor)

C.  22 Corporate Plaza Drive
    Newport Beach, CA 92660
    (Complete address of depositor's  principal  executive  offices)


D.  Name and complete address of agent for service:
    James A. Shepherdson III
    MetLife Investors  Insurance  Company of California
    22 Corporate Plaza Drive

    Newport Beach, CA 92660
    (800)  989-3752


    Copies  to:

    Judith A. Hasenauer                and Richard C. Pearson
    Blazzard, Grodd & Hasenauer, P.C.      Executive Vice President,
    P.O. Box 5108                          General Counsel and Secretary
    Westport, CT 06881                     MetLife Investors Insurance
    (203) 226-7866                         Company of California
                                           22 Corporate Plaza Drive
                                           Newport Beach, CA 92660

E. Flexible Premium Joint and Last Survivor Variable Life Insurance Policy and Flexible Premium Single Variable Life Insurance Policy
    (Title and amount of securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous offering

G.  Amount of Filing Fee:  Not Applicable


H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------


                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options; Appendix B

12            Investment Options; Appendix B

13            Expenses

14            Purchases

15            Purchases

16            Investment Options; Appendix B

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company


28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options; Appendix B

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements


Flexible Premium Variable Life Insurance Policies

Joint and Last Survivor Policy and Single Life Policy

issued by

METLIFE INVESTORS INSURANCE COMPANY
OF CALIFORNIA
(formerly, Cova Financial Life Insurance Company)

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE (formerly, Cova Variable Life Account Five)

This prospectus describes the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy) that we are offering. Our use of the word Policy in this Prospectus refers to both policies except where otherwise noted.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 16 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Accumulation Account Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.


Met Investors Series Trust (Class A):

                  Janus Aggressive Growth Portfolio
                  Lord Abbett Bond Debenture Portfolio
                  Lord Abbett Growth and Income Portfolio
                  MFS Research International Portfolio
                  MFS Mid Cap Growth Portfolio
                  Oppenheimer Capital Appreciation Portfolio
                  PIMCO Innovation Portfolio
                  PIMCO Total Return Portfolio
                  PIMCO Money Market Portfolio
                  Met/Putnam Research Portfolio
                  Met/AIM Mid Cap Equity Portfolio
                  Met/AIM Small Cap Growth Portfolio
                  State Street Research Concentrated International Portfolio

Metropolitan Series Fund, Inc. (Class A)

                  MetLife Stock Index Portfolio

New England Zenith Fund (Class A)

                  Davis Venture Value Series
                  Harris Oakmark Mid Cap Value Series


The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Joint and Last Survivor Policy and the Single Life Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

o    is not a bank deposit.

o    is not federally insured.

o    is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.

DATE: ________________

TABLE OF CONTENTS                                         Page

  SPECIAL TERMS

  SUMMARY
     The Variable Life Insurance Policy
     Purchases
     Investment Choices
     Expenses
     Death Benefit
     Taxes
     Access to Your Money
     Other Information
     Inquiries

PART I

  1. THE VARIABLE LIFE INSURANCE POLICY

  2. PURCHASES
     Application for a Policy
     Premiums
     Unscheduled Premiums
     Lapse and Grace Period
     Reinstatement
     Allocation of Premium
     Accumulation Account Value of Your Policy
     Method of Determining Accumulation Account
        Value of an Investment Fund
     Net Investment Factor
     Our Right to Reject or Return a Premium Payment

  3. INVESTMENT FUNDS
     Substitution and Limitations on Further Investments
     Transfers
     Dollar Cost Averaging
     Portfolio Rebalancing
     Approved Asset Allocation Programs

  4. EXPENSES
     Tax Charges
     Sales Charge
     Monthly Deduction
      Charge
     Monthly Policy Charge
     Monthly Cost of Insurance Charge
     Charges for Additional Benefit Riders
     Mortality and Expense Risk Charge
     Surrender Charge
     Transaction Charges
     Projection of Benefits and Values Charge
     Investment Fund Expenses

  5. DEATH BENEFIT
     Change of Death Benefit
     Decrease in Face Amount

  6. TAXES
     Life Insurance in General
     Taking Money Out of Your Policy
     Diversification and Investor Control

  7. ACCESS TO YOUR MONEY
     Policy Loans
     Loan Interest Charged
     Security
     Repaying Policy Debt
     Partial Withdrawals
     Pro-Rata Surrender
     Full Surrenders

  8. OTHER INFORMATION
     The General Account
     MetLife Investors
     Distribution
     The Separate Account
     Suspension of Payments or Transfers
     Ownership
     Adjustment of Charges

PART II

     Executive Officers and Directors
     Voting
     Disregard of Voting Instructions
     Legal Opinions
     Misstatement of Age or Sex and Corrections
     Conversion Rights
     Our Right to Contest
     Additional Benefits
     Federal Tax Status
        Introduction
        Diversification
        Tax Treatment of the Policy
        Policy Proceeds
        Tax Treatment of Loans and Surrenders
        Multiple Policies
        Tax Treatment of Assignments
        Qualified Plans
        Income Tax Withholding
     Reports to Owners
     Legal Proceedings
     Experts
     Financial Statements

APPENDIX A -
Illustration of Policy Values                              A-1

APPENDIX B -
Participating Investment Funds                             B-1

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.


Accumulation Account Value -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Attained Age -- The Issue Age of an Insured plus the number of completed Policy years.

Beneficiary -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death with respect to the Single Life Policy or, in the event of the Last Insured's death with respect to the Joint and Last Survivor Policy. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Surrender Value -- The Accumulation Account Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year for the initial Face Amount (and, for the Single Life Policy, any increase in Face Amount), less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger Insured's Attained Age 100.

General Account -- Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness -- The sum of all unpaid Policy loans and accrued interest on loans.

Insureds -- The person or persons whose life (lives) are insured under the Policy.

Investment Funds -- Investments within the Separate Account which we make available under the Policy.

Investment Start Date -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age -- The age of each Insured at his or her nearest birthday as of the Issue Date.

Issue Date -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Last Insured -- The Insured whose death succeeds the death of all other Insureds under the Joint and Last Survivor Policy.

Loan Account -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

Loan Subaccount -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Accumulation Account Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Accumulation Account Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner -- The owner of a Policy, as designated in the application or as subsequently changed.

Policy -- The Joint and Last Survivor Policy or the Single Life Policy offered by us and described in this prospectus.

Pro-Rata Surrender -- A requested reduction of both the Face Amount and the Accumulation Account Value by a given percentage.

Separate Account -- MetLife Investors Variable Life Account Five (formerly, Cova Variable Life Account Five), a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office-- MetLife Investors Insurance Company of California, P.O. Box 355, Warwick, Rhode Island 02887-0355.

Target Premium -- A premium calculated when a Policy is issued, based on the Insured's age with respect to the Single Life Policy (or the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

Valuation Period -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

SUMMARY

1. THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of the person insured with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, the death of both of the persons insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insured(s) is (are) the person(s) you choose to have (their lives) insured under the Policy. You, the Owner, can be the Insured with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, one of the Insureds, but you do not have to be.

There are two Policies described in this prospectus. One is a flexible premium joint and last survivor variable life insurance policy. The other is a flexible premium single variable life insurance policy. Our use of the word Policy in this prospectus refers to both policies except as noted. The Policy is "flexible" because:

o    the frequency and amount of premium payments can vary;

o    you can choose between death benefit options; and

o    you can change the amount of insurance coverage.

The Policy is "variable" because the Accumulation Account Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary, and under certain circumstances, so may your death benefit.

So long as the Insured with respect to the Single Life Policy, or either Insured with respect to the Joint and Last Survivor Policy, is alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Insured dies with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, when the Last Insured dies).

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $50,000 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, $100,000.

2. PURCHASES

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insured(s). We may require each of the Insured(s) to provide us with medical records, a physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

3. INVESTMENT CHOICES

You can put your money in our General Account or in any or all of the Investment Funds. A brief description of the Investment Funds is contained in Appendix B and a detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the Fund prospectuses carefully.

4. EXPENSES

We make certain deductions from your premiums, your Accumulation Account Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

o Deductions from each premium payment.

Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal tax charge. We also deduct a premium tax charge to pay the state and local premium taxes. We deduct an amount equal to 2% of premium payments which may be lower in certain circumstances to cover this premium tax.

Sales Charge. The Sales Charge is also referred to as the percent of premium charge.

The current Sales Charge is determined as follows:

(1)  5% of the actual premium you pay during the first ten Policy years; and

(2)  2% of the actual premium you pay in the 11th Policy year and later.


The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2)  in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3)  in the 11th Policy year and later, 2% of the actual premium you pay.

o Monthly deductions from your Accumulation Account Value.

Selection and Issue Expense Charge. During the first 10 Policy years and, for the Single Life Policy, the first 10 Policy years following any increase in Face Amount, we assess a charge of up to 1% per $1000 of Initial Face Amount (and, for the Single Life Policy, any increase in Face Amount). This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insureds.

Monthly Policy Charge. This charge is equal to $25 per month for the first Policy year, and $6 per Policy month thereafter. This amount is deducted from the Accumulation Account Value of your Policy on the Investment Start Date and each Monthly Anniversary date.

Monthly Cost of Insurance. This amount is deducted monthly from your Accumulation Account Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insured(s), duration, and the amount of death benefit at risk.

Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

o Deductions from the Investment Funds.

Mortality and Expense Risk Charge.

The risk charge is deducted on each Valuation Date, based on the average daily net assets of each Investment Fund for each day in the Valuation Period, and depends on the number of years your Policy has been in force. The current risk charge is as follows:

      Single Life Policy
      -----------------------------------------------

                   Daily Charge             Annual
     Years         Factor                   Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0012301%                  0.45%
     21+               .0004107%                  0.15%

             Joint and Last Survivor Policy
             ------------------------------

                   Daily Charge             Annual
     Years         Factor                   Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0006841%                  0.25%
     21+               .0001370%                  0.05%

For both the Single Life Policy and the Joint and Last Survivor Policy this deduction is guaranteed not to increase above the amounts shown below while the Policy is in force.

                   Daily Charge             Annual
     Years         Factor                   Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0012301%                  0.45%
     21+               .0009572%                  0.35%


Investment Fund Expenses
Annual Fund Operating Expenses (as a percentage of average net assets)

                                                                                                             Total Annual
                                                                                                             Fund Expenses
                                                     Management Fees        Other Fund Expenses      (after expense reimbursement
                                                   (after fee waiver       (after reimbursement          and/or fee waiver for
Investment Funds                                for certain portfolios)   for certain portfolios)         certain portfolios)
------------------------------------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST (Class A) (1)

             Janus Aggressive Growth Portfolio                    .62%              .23%                        .85%
             Lord Abbett Bond Debenture Portfolio                 .60%              .10%                        .70%
             Lord Abbett Growth and Income Portfolio              .59%              .05%                        .64%
             MFS Research International Portfolio                 .71%              .29%                       1.00%
             MFS Mid Cap Growth Portfolio                         .62%              .18%                        .80%
             Oppenheimer Capital Appreciation Portfolio           .40%              .35%                        .75%
             PIMCO Innovation Portfolio                           .69%              .41%                       1.10%
             PIMCO Total Return Portfolio                         .41%              .24%                        .65%
             PIMCO Money Market Portfolio                         .0%               .50%                        .50%
             Met/Putnam Research Portfolio                        .62%              .23%                        .85%
             Met/AIM Mid Cap Equity Portfolio                     .0%               .90%                        .90%
             Met/AIM Small Cap Growth Portfolio                   .0%              1.05%                       1.05%
             State Street Research Concentrated                   .0%              1.10%                       1.10%
              International Portfolio

METROPOLITAN SERIES FUND, INC. (Class A)

             MetLife Stock Index Portfolio                        .25%             .03%                        .28%


NEW ENGLAND ZENITH FUND (Class A)
             Davis Venture Value Series                           .75%             .04%                        .79%
             Harris Oakmark Mid Cap Value Series                  .75%             .15%(2)                     .90%

(1) Met Investors Advisory Corp. ("investment manager") and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least one year from commencement of operations (February 12, 2001 with respect to all Portfolios except the Met/AIM Mid Cap Equity Portfolio, Met/AIM Small Cap Growth Portfolio and State Street Research Concentrated International Portfolio for which commencement of operations is October 9, 2001), the total of management fees and other expenses of certain Investment Funds will not exceed, in any year in which the Agreement is in effect, the following percentages: .70% for the Lord Abbett Bond Debenture Portfolio, .65% for the Lord Abbett Growth and Income Portfolio and the PIMCO Total Return Portfolio, .85% for the Met/Putnam Research and the Janus Aggressive Growth Portfolios, .75% for the Oppenheimer Capital Appreciation Portfolio, .50% for the PIMCO Money Market Portfolio, 1.10% for the PIMCO Innovation Portfolio, .80% for the MFS Mid Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Met/AIM Mid Cap Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio and 1.10% for the State Street Research Concentrated International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

     The amounts shown above under "Other Expenses" are an estimate of what the expenses will be, for the period ending December 31, 2001, after expense reimbursement. Absent these expense reimbursement arrangements, the total annual portfolio expenses for the year ending December 31, 2001 are estimated to be: 1.03% for the Met/Putnam Research Portfolio, 1.03% for the Janus Aggressive Growth Portfolio, 1.00% for the Oppenheimer Capital Appreciation Portfolio, .96% for the PIMCO Money Market Portfolio, 1.46% for the PIMCO Innovation Portfolio, .83% for the MFS Mid Cap Growth Portfolio, 1.09% for the MFS Research International Portfolio, .74% for the PIMCO Total Return Portfolio,3.09% for the Met/AIM Mid Cap Equity Portfolio; 3.24% for the Met/AIM Small Cap Growth Portfolio and 3.29% for the State Street Research Concentrated International Portfolio.

     Management fees before waivers are .75% for the Met/AIM Mid Cap Equity Portfolio, .90% for the Met/AIM Small Cap Growth Portfolio, .85% for the State Street Research Concentrated International Portfolio and .40% for the PIMCO Money Market Portfolio.

(2) MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, has voluntarily agreed to waive its fees or reimburse the total operating expenses (excluding brokerage costs, interest, taxes or extraordinary expenses) of the Class A shares to the extent such expenses exceed .90% of Class A's average net assets, subject to recapture within two fiscal years. Without this expense arrangement, expenses for the year ended December 31, 2000, the total expenses would have been .96%. This arrangement can be discontinued by MetLife Advisers, at any time.

o Deductions for surrenders, partial withdrawals and transfers.

Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years and, for the Single Life Policy, for up to ten years following the effective date of any increase in Face Amount, we will keep part of the Accumulation Account Value of your Policy to help us recover the costs of selling and issuing the Policy.

The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year (or after 10 years following the effective date of any increase in Face Amount for the Single Life Policy) there is no charge. A Surrender Charge will apply to any decrease in Face Amount. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge.

There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is equal to $25.


5. DEATH BENEFIT

The amount of the death benefit depends on:

o    the Face Amount of your Policy;

o the death benefit option in effect at the time of the Insured's death with respect to the Single Life Policy (or with respect to the Joint and Last Survivor Policy, the Last Insured's death); and

o    under some circumstances the Accumulation Account Value of your Policy.

There are three death benefit options: Option A, Option B and Option C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (or on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Accumulation Account Value of your Policy with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy), or the Accumulation Account Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Accumulation Account Value with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also change the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.

6. TAXES

Your Policy has been designed to comply with the definition of a life insurance contract in the Internal Revenue Code. However, there is little guidance and considerable uncertainty as to how the definition applies to the Policies, particularly those issued on a substandard risk basis and those that are Joint and Last Survivor Policies, and we do not guarantee the tax status of the Policies. Assuming that your Policy satisfies the definition, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. However, estate taxes may apply. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified
Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

7. ACCESS TO YOUR MONEY

You can terminate your Policy at any time during the lifetime of the Insured with respect to the Single Life Policy (or the lifetime of either Insured with respect to the Joint and Last Survivor Policy) and we will pay you the Cash Surrender Value of your Policy. At any time during (either of) the Insured(s)' lifetime(s) and before the Policy has terminated, you may withdraw a part of your Accumulation Account Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Accumulation Account Value of your Policy.

8. OTHER INFORMATION

Free Look. You can cancel the Policy within 20 days after you receive it or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid. In the state of California, if you are 60 years or older on the Issue Date, you can cancel your Policy within 30 days after you receive it in which case we will refund your Policy's Accumulation Account Value plus any fees and charges (i.e., premium tax charge, Federal tax charge, selection and issue expense charge, cost of insurance, monthly Policy charge, percent of premium charge, and mortality and expense risk charge) deducted from the Accumulation Account Value as of the day we receive your returned Policy. Upon completion of the underwriting process, we will allocate your initial Net Premium to the Money Market Fund until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Accumulation Account Value and any subsequent premiums as you requested.

Under the Single Life Policy, you can also cancel an increase in Face Amount within 20 days after you receive the new Policy specifications page for the increase (or whatever period is required in your state) or the 45th day after you sign the application for the increase. The monthly deductions associated with the increase will be restored to the Policy's Cash Value. This amount will be allocated to the General Account and the Investment Funds in the same manner as it was deducted. The request to cancel the increase must be in writing.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

o    create or conserve one's estate;

o    supplement retirement income; and

o    access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of (one of) the Insured(s), you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of (one of) the Insured(s), or whether the Policy should be purchased through the use of loan proceeds from an existing policy.

Additional Features. The following additional features are offered:

o you can arrange to have a regular amount of money automatically transferred from the PIMCO Money Market Portfolio to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

o you can arrange to automatically readjust your Accumulation Account Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

o we also offer a number of additional riders that are common to life insurance policies.


These features and riders may not be available in your state and may not be suitable for your particular situation.

9. INQUIRIES

If you need more information about purchasing a Policy, please contact us at:

   MetLife Investors Insurance Company of California
   22 Corporate Plaza
   Newport Beach, CA 92660
   (866) 901-0002

If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, payment of premiums, to make a loan, and any other services), please contact us at our Service Office:

   MetLife Investors Insurance Company of California
   P.O. Box 355
   Warwick, Rhode Island 02877-0355
   (877) 357-4419

PART I

1.   THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insured(s). It has an Accumulation Account Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Accumulation Account Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year, and if surrender charges and any partial withdrawal fee are insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When (both of the) Insured(s) die(s), the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the Policy. You should compare your existing insurance and the Policy carefully. You should replace your existing insurance only when you determine that the Policy is better for you. The Policy will impose a new surrender charge period. You should talk to your financial professional or tax adviser to make sure any exchange will be tax-free. If you surrender your existing policy for cash and then buy the Policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. Because we will not issue the Policy until we have received an initial premium from your existing insurance company, the issuance of the Policy may be delayed.

2.   PURCHASES

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about (both of) the proposed Insured(s). In some cases, we will ask for additional information. We may request that the proposed Insured(s) provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. All premiums must be paid at our Service Office. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse. However, at the end of the first Policy year, your total premium payments must be greater than or equal to the minimum initial annual premium amount as shown on the specifications page of your Policy.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1)  refuse that premium payment; or

(2)  require additional evidence of insurability before it accepts the premium.

Premiums can not be paid after the Insured attains age 100 with respect to the Single Life Policy, or after the younger Insured attains age 100 with respect to the Joint and Last Survivor Policy.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

o the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Annual Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium is one twelfth of the No Lapse Annual Premium, which can be found on the specifications page of your Policy. The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insured(s) within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

o    the Cash Surrender Value is not sufficient to cover the monthly  deduction;
     and

o    a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you and any assignee of record of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Accumulation Account Value.

If the Insured with respect to the Single Life Policy (or Last Insured with respect to the Joint and Last Survivor Policy) dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

o    submit a written request for reinstatement;

o submit proof satisfactory to us that the Insured is still insurable with respect to the Single Life Policy (or that both of the Insureds are still insurable with respect to the Joint and Last Survivor Policy) at the risk class that applies for the latest Face Amount portion then in effect (with respect to the Joint and Last Survivor Policy, if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

o pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

o pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The reinstatement date is the date we approve the application for reinstatement. The Accumulation Account Value of your Policy on the reinstatement date is equal to:

o    the amount of any Policy loan reinstated;

o increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse;

o decreased by any monthly deductions and loan interest due and unpaid at the time of lapse.

Upon reinstatement:

o The Surrender Charge at the time of reinstatement will be the Surrender Charge in effect at the time of lapse. If only a portion of the coverage is reinstated then only the applicable portion of the Surrender Charge will be reinstated, and the Cash Value following reinstatement will be increased by the applicable portion of the Surrender Charge imposed at the time of lapse.

o Following reinstatement, the No-Lapse Period provision will again be applicable for 5 Policy years if sufficient premium is paid so that, as of the effective date of reinstatement, the sum of all premiums paid (reduced by any partial withdrawals and any outstanding loans), is greater than the No-Lapse Monthly Premiums multiplied by the number of elapsed months since the Issue Date.

The Policy may not be reinstated if it has been surrendered or if the Insured, with respect to the Single Life Policy, or an Insured who was living at the time of lapse with respect to the Joint and Last Survivor Policy, dies before the reinstatement date. If a Policy is to be reinstated, it must be done prior to the Insured's (with respect to the Single Life Policy), or the younger Insured's (with respect to the Joint and Last Survivor Policy), Attained Age 100. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

Allocation of Premium

When we receive a premium from you, we deduct:

o    a Tax Charge for premium taxes and Federal taxes; and

o    a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial Net Premium (and any other Net Premium received during the free look period) to the PIMCO Money Market Portfolio. Once the free look period expires, the Accumulation Account Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers and currently, our practice is to require that a minimum percentage of 1% of Net Premium be allocated. This allocation is not subject to the transfer fee provision.


Accumulation Account Value of Your Policy

The Accumulation Account Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Please see your Policy for information regarding the method we use to determine the Accumulation Account Value of premium allocated to the General Account.

Method of Determining Accumulation Account Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Accumulation Account Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Accumulation Account Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Accumulation Account Value in an Investment Fund will equal:

(1) The Accumulation Account Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred plus any transfer charges from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a Pro-Rata Surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal transaction charge or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

(10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1)  The value of the assets at the end of the preceding Valuation Period; plus

(2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. The current charge is as follows:

                Single Life Policy
               ---------------------

     Policy        Percentage of            Effective
     Years         Avg. Daily Net Assets    Annual Rate
    ----------    ----------------------   ----------------
      1-10               0.0015027               0.55%
      11-20              0.0012301               0.45%
      21+                0.0004107               0.15%

              Joint and Last Survivor Policy
              -------------------------------

     Policy        Percentage of            Effective
     Years         Avg. Daily Net Assets    Annual Rate
    ----------    ----------------------   ----------------
      1-10               0.0015027               0.55%
      11-20              0.0006841               0.25%
      21+                0.0001370               0.05%

The guaranteed charge is as follows:


                   Percentage of             Effective
     Years         Avg. Daily Net Assets     Annual Rate
    --------      ----------------------   ----------------
     1-10              .0015027%                0.55%
     11-20             .0012301%                0.45%
     21+               .0009572%                0.35%

     divided by

(6)  The value of the assets at the end of the preceding Valuation Period.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.   INVESTMENT FUNDS

There are currently 16 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of three open-end, diversified management investment companies: (1) Met Investors Series Trust, (2) Metropolitan Series Fund, Inc., and (3) New England Zenith Fund.

Purchasers should read this prospectus carefully before investing. Copies of the prospectuses for the Investment Funds will accompany or precede delivery of your Policy. You can obtain copies of the Fund prospectuses by calling or writing to us at: MetLife Investors Insurance Company of California, Service Office, P.O. Box 355, Warwick, RI 02887-0355, (877) 357-4419. Certain portfolios contained in the Fund prospectuses may not be available with your Policy. (See Appendix B which contains a summary of investment objectives and strategies for each Investment Fund.)

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The following is a list of the Investment Funds and investment managers available under the Policy:

MET INVESTORS SERIES TRUST (Class A)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory Corp (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the Policy:

         o   Janus Aggressive Growth Portfolio
         o   Lord Abbett Bond Debenture Portfolio
         o   Lord Abbett Growth and Income Portfolio
         o   MFS Research International Portfolio
         o   MFS Mid Cap Growth Portfolio
         o   Oppenheimer Capital Appreciation Portfolio
         o   PIMCO Innovation Portfolio
         o   PIMCO Total Return Portfolio
         o   PIMCO Money Market Portfolio
         o   Met/Putnam Research Portfolio
         o   Met/AIM Mid Cap Equity Portfolio
         o   Met/AIM Small Cap Growth Portfolio
         o   State Street Research Concentrated International Portfolio

METROPOLITAN SERIES FUND, INC. (Class A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for MetLife Stock Index Portfolio. The following Class A portfolio is available under the Policy:

         o   MetLife Stock Index Portfolio

NEW ENGLAND ZENITH FUND (Class A)

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the Policy:

         o Davis Venture Value Series
         o Harris Oakmark Mid Cap Value Series

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative, distribution and other services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may, from time to time, add additional Investment Funds. You may be permitted to transfer Cash Value to the additional Investment Fund(s). However, the right to make any transfer will be limited by any terms and conditions in effect at the time of transfer.

We may substitute one or more of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

In addition, we may decide to operate the Separate Account as a management company under the Investment Company Act of 1940, deregister the Separate Account under that Act in the event registration is no longer required, combine the Separate Account with other separate accounts, or transfer Separate Account assets to other separate accounts.


Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

The maximum amount you can transfer from the General Account in any Policy year is the greater of:

(a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year; or

(b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and is disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the PIMCO Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1)   the value of the PIMCO Money Market Portfolio is completely depleted; or

2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Accumulation Account Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available - periodic and variance.

Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Accumulation Account Value according to the investment percentages you elected.

Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

Approved Asset Allocation Programs

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transaction charges.

4.   EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. We also deduct a premium tax charge to pay the state and local premium taxes. We deduct an amount equal to 2% of premium payments which may be lower in certain circumstances to cover this premium tax. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

   Policy Years 1 -10: 5% of the actual premium you pay


   Policy Years 11+:   2% of the actual premium you pay

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2)  in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3)  in the 11th Policy year and later, 2% of the actual premium you pay.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Monthly Deduction

The monthly deduction is:

1. The selection and issue expense charge multiplied by the Face Amount and divided by 1,000; plus
2.  The monthly policy charge; plus
3.  The monthly cost of insurance charge; plus
4.  The monthly cost, if any, for any additional benefit riders.

The monthly deduction for a Policy month will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment fund bears to the total Cash Value of the Policy, minus the value in the Loan Account on the Monthly Anniversary.

Selection and Issue Expense Charge

During the first ten Policy years, and for the Single Life Policy, for the first ten Policy years following any increase in Face Amount, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy and, for the Single Life Policy, of Face Amount increases. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured.

Monthly Policy Charge

We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.


Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured with respect to the Single Life Policy (or of both Insureds with respect to the Joint and Last Survivor Policy) and the fact that the death benefit is not payable until the death of the Insured with respect to the Single Life Policy (or of the Last Insured with respect to the Joint and Last Survivor Policy). Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year for the initial Face Amount (and, for the Single Life Policy, on each increase in Face Amount). The rates will be based on the Attained Age, duration (from the effective date of the initial Face Amount and, for the Single Life Policy, each increase in Face Amount),rate class, and (except for unisex policies) sex of the Insured(s) at issue. The monthly cost of insurance rates generally increase as the Insured(s)' Attained Age(s) increase.

The rate class of the Insured(s) also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. For each increase in Face Amount for a Single Life Policy, we will use the rate class applicable to the increase. If the death benefit equals a percentage of Accumulation Account Value, an increase in Accumulation Account Value will cause an automatic increase in the death benefit. The rate class for such an increase for the Joint and Last Survivor Policy will be the same as that used for the initial Face Amount. The rate class for such an increase for the Single Life Policy will be the initial Face Amount or, if later, the most recent increase (excluding any riders) that required proof that the Insured was still insurable by our standards.

We currently place Insured(s) into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard rate class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans). All Policies are based on the Attained Ages of the Insured(s). Higher rates apply if the (either) Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non-smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

(1) the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2) the Accumulation Account Value at the beginning of the Policy month, before the deduction of the monthly cost of insurance.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

If the Policy is in force beyond the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), no deductions will be made for monthly cost of insurance charges.


Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average daily net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:

Single Life Policy
-----------------------------------------------


                        Daily
      Policy            Charge              Annual

      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0012301%              0.45%
      21+               .0004107%              0.15%


Joint and Last Survivor Policy
-----------------------------------------------

                        Daily
      Policy            Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0006841%              0.25%
      21+               .0001370%              0.05%

For both the Single Life Policy and the Joint and Last Survivor Policy, this deduction is guaranteed not to increase above the following amounts while the Policy is in force:

                        Daily
                        Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0012301%              0.45%
      21+               .0009572%              0.35%


This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.

Surrender Charge

For up to 10 years after the Issue Date, and, for the Single Life Policy, the effective date of an increase in Face Amount, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

o    upon surrender or lapse of the Policy;

o    upon a partial withdrawal;

o    upon a Pro-Rata Surrender; or

o    upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The maximum surrender charge percentage is shown in the following table.

  If surrender or lapse           The percentage of
  occurs in the last              the annual Target
  month of Policy year:           Premium payable is:
 ------------------------------  ----------------------------
          1 through 5                         45%
               6                              40%
               7                              30%
               8                              20%
               9                              10%
         10 and later                         0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

It is our current practice to reduce the above percentages equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date and, for the Single Life Policy, for up to 10 years following the effective date of an increase in Face Amount. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction. The Surrender Charge for any increase in Face Amount is the Target Annual Premium for that increase multiplied by the applicable Surrender Charge. The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will depend on the amount of Face Amount reduction caused by the surrenders. The fraction will be determined by dividing the amount of the withdrawal by the Accumulation Account Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the value in the General Account and the value in each Investment Fund bears to the total Accumulation Account Value of the Policy minus the value in the Loan Account.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Projection of Benefits and Values Charge

You may make a written request to us for a projection of illustrative future Cash Values and death benefits. If requested more than once per Policy year, this projection will be furnished to you for a nominal fee not to exceed $25.


Investment Fund Expenses

The expenses of the Investment Funds are shown in the Summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Accumulation Account Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.   DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Accumulation Account Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness, cost of insurance and any other charges that may be due.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

o    the Face Amount; or

o the Accumulation Account Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100" with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100"; shown below.

Option B. The amount of the death benefit under Option B is the greater of:

o the Face Amount plus the Accumulation Account Value of your Policy on the date of the death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy); or

o the Accumulation Account Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Accumulation Account Value Table For Insureds Less than Age 100," with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Accumulation Account Value Table For Younger Insureds Less than Age 100," shown below.

                Single Life Policy
     -----------------------------------------------
       Applicable Percentage of Accumulation Account Value Table
           For Insureds Less Than Age 100

    Insured                       Policy Accumulation Account Value
    Person's Age                  Multiple Percentage
   ---------------------         ----------------------

         40 or under                        250%
             45                             215%
             50                             185%
             55                             150%
             60                             130%
             65                             120%
             70                             115%
          78 to 90                          105%
          95 to 99                          101%


          Joint and Last Survivor Policy
          ------------------------------
    Applicable Percentage of Accumulation Account Value Table
      For Younger Insureds Less Than Age 100

    Younger Insured              Policy Accumulation Account Value
    Person's Age                 Multiple Percentage
   ---------------------         --------------------------

         40 or under                        250%
             45                             215%
             50                             185%
             55                             150%
             60                             130%
             65                             120%
             70                             115%
          78 to 90                          105%
          95 to 99                          101%

For ages that are not shown in this table the applicable percentage multiples will decrease by a ratable portion for each full year.

Option C. The amount of the death benefit under Option C is the greater of:

o    the Face Amount; or

o the Accumulation Account Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the younger Insured's Attained Age is 100 with respect to the Single Life Policy (or after the Younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), then the Death Benefit will be 101% of the Policy's Accumulation Account Value unless the state where your Policy was issued provides otherwise.

Change of Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Accumulation Account Value on the Effective Date of the change. Satisfactory evidence of insurability as of the date of the change must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount. A Surrender Charge will apply to any decrease in Face Amount. (See "Expenses.")

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

You may make a change in death benefit option only after the first Policy year, and only if you have not made another Policy change during the Policy year. A change in death benefit option may have Federal income tax consequences.

Change in Face Amount

Subject to certain limitations set forth below, you may decrease (or increase with respect to the Single Life Policy) the Face Amount of a Policy once each Policy year after the first Policy year if you have not made another Policy change during the Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A change in the Face Amount of a Policy may have Federal income tax consequences.

Any change in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of a requested decrease must be at least $5,000 ($2,000 for Policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. The decrease for the Single Life Policy will reduce the Face Amount as follows: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided by the next most recent increases, successively; and (c) the Face Amount when the Policy was issued. A Surrender Charge will apply to any decrease in Face Amount. (See "Expenses.") If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Accumulation Account Value may be returned to you (at your election), to the extent necessary to meet these requirements.

With respect to the Single Life Policy, if you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than 80 on the Policy anniversary that the increase will become effective. An increase must be for at least $5,000.

6.   TAXES

NOTE: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance. Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out.

Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured). However, estate taxes may apply.

Taking Money Out of Your Policy

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution or a deemed distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2 ; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in Part II for more details.

Diversification and Investor Control

The Code provides that the underlying investments for a variable life insurance policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent Owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds Owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy. The loan value is:

o the Accumulation Account Value of the Policy at the date of the loan request; less

o    interest to the next loan interest due date; less

o    anticipated monthly deductions to the next loan interest due date; less

o    any existing loan; less

o    any surrender charge; plus

o interest expected to be earned on the loan balance to the next loan interest due date.

The minimum amount that you can borrow is $500. The loan may be completely or partially repaid at any time while the Insured is living with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, while either Insured is living. When a Policy loan is made, we will deduct Accumulation Account Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Accumulation Account Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Accumulation Account Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Accumulation Account Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Accumulation Account Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Accumulation Account Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences. (See "Federal Tax Status".)

Interest credited to the Accumulation Account Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").

Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

       For Loans                            Annual
       Outstanding During                   Interest Rate
      --------------------------           -----------------
       Policy Years 1-10                       4.50%
       Policy Years 11-20                      4.25%
       Policy Years 21+                        4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. However, if the policy is terminated, the loan is repaid in full, or the loan plus loan interest accrued exceeds the Cash Surrender Value, accrued loan interest will be due at that time. If you do not pay the interest when it is due, the unpaid loan interest will be deducted from the General Account and the Investment Funds on a pro-rata basis and added to the outstanding Indebtedness in the Loan Account as of the due date. You will be charged interest at the same rate as the rest of the Indebtedness. Loan interest is payable in arrears.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured) and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Accumulation Account Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, upon written request to us, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a)   $500 from an Investment Fund or the General Account; or

b) the Policy's Accumulation Account Value in an Investment Fund or the General Account.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund each Policy year is the Policy's Accumulation Account Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year; or

(2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date of the request for a partial withdrawal. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Accumulation Account Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Accumulation Account Value.

The death benefit will be affected by a partial withdrawal, unless the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge. The Surrender Charge will be allocated among the General Account and the Investment Funds in the same proportion that the partial withdrawal was allocated among the General Account and the Investment Funds. If the death benefit is based on a percentage of the Accumulation Account Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. For the Single Life Policy, the Face Amount will be decreased in the following order: (1) the Face Amount at issue, excluding riders; and (2) any increases in the same order in which they were issued. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal(excluding riders) may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender

After the first Policy year, upon written request to us, you can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Accumulation Account Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Accumulation Account Value on the Monthly Anniversary on or following our receipt of the request. For the Single Life Policy, the decrease will reduce the Face Amount in the following order: (a) the Face Amount provided by the most recent increase; (b) Face Amounts provided the next most recent increases, successively; and (c) the Face Amount when the Policy was issued.

You may allocate the amount of decrease in Accumulation Account Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Accumulation Account Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Accumulation Account Value in each Investment Fund and the General Account bears to the total Accumulation Account Value of the Policy, less the Accumulation Account Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Accumulation Account Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured (or, with respect to the Joint and Last Survivor Policy, the Last Insured) must be living at the time of a surrender. A surrender may have Federal income tax consequences. See "Federal Tax Status." If you surrender the Policy within the first few years after its purchase or, for the Single Life Policy, within the first few years after an increase in Face Amount, there may be little or no Cash Surrender Value after the deduction of Surrender Charges.

8.   OTHER INFORMATION

The General Account

We own the assets in our General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate investment accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the General Account's assets.

While your  Policy  provides  for  limitations  on  allocations  to the  General
Account,  our  current  practice  is not to  limit  allocations  to the  General
Account.

We have not registered the General Account or any interests therein with the Securities and Exchange Commission, and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the General Account.

MetLife Investors

MetLife Investors Insurance Company of California ("MetLife Investors" or the "Company") was originally incorporated on September 6, 1972 as Industrial Indemnity Life Insurance Company, a California corporation and changed its name to Xerox Financial Life Insurance Company in 1986. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased MetLife Investors which on that date changed its name to Cova Financial Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company
(MetLife) acquired GenAmerica Corporation, the ultimate parent company of MetLife Investors Insurance Company (formerly "Cova Financial Services Life Insurance Company"), the parent company of MetLife Investors Insurance Company of California. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to MetLife Investors Insurance Company of California on February 12, 2001.

MetLife Investors Insurance Company of California is presently licensed to do business in the state of California.

Distribution

MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660 acts as the distributor of the Policies. MetLife Investors Distribution Company is our affiliate.

We pay sales commissions for the sale of the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 90% of a multiple of Target Premiums and 3.0% of a multiple of excess Target Premiums paid in Policy year 1. In renewal years, the commissions will equal up to 3.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. Commissions payable to registered representatives of a broker-dealer having a selling agreement with MetLife Investors Distribution Company, and/or to registered representatives of a broker-dealer having a selling agreement with these broker-dealers, may be paid to such broker-dealers on behalf of their registered representatives; these broker-dealers may retain a portion of the commissions. In some circumstances and to the extent permitted by applicable regulatory requirements, MetLife Investors Distribution Company may also reimburse certain sales and marketing expenses or pay other forms of special compensation to selling broker-dealers. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to owners or the Separate Account.

We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering.


The Separate Account

We established a separate account, MetLife Investors Variable Life Account Five (formerly, Cova Variable Life Account Five) (Separate Account), to hold the assets that underlie the Policies.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers from the Separate Account for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2) trading on the New York Stock Exchange is restricted as determined by the SEC;

3) an emergency exists as determined by the SEC as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months. If we defer payment for 30 days or more, we will pay interest at the rate of 2.50% per year for the period of deferment. No payment from the General Account to pay premiums on the Policy will be deferred.

Ownership

Owner. The Insured is the Owner of the Single Life Policy (and the Insureds jointly are the Owner of the Joint and Last Survivor Policy) unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, is not one or both of the Insureds), the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured with respect to the Single Life Policy (or, death of the Last Insured, with respect to the Joint and Last Survivor Policy). Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies with respect to the Single Life Policy or, before the Last Insured dies, with respect to the Joint and Last Survivor Policy. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it. If you are also the Beneficiary at the time of the Insured's death, you may designate some other person to receive the proceeds of the Policy within 60 days after the Insured's death.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PART II

Executive Officers and Directors

Our directors and executive officers and their principal occupations for the past five years are as follows:

Name of Directors
and Executive Officers       Principal Occupations During the Past Five Years
--------------------------   ------------------------------------------------

James A. Shepherdson III     Co-Chairman of the Board, Co-Chief Executive Officer,
                             Co-President and Director of MetLife Investors Insurance
                             Company of California (MetLife Investors of California),
                             MetLife Investors Insurance Company (MetLife Investors) and First
                             MetLife Investors Insurance Company (First MetLife Investors)
                             since April, 2000.  Co-Chairman of the Board, Co-Chief
                             Executive Officer, Co-President and Director of MetLife
                             Investors USA Insurance Company (MetLife Investors USA)
                             since June, 2001.  Co-Chief Executive Officer, Equitable
                             Distributors, Inc. - April, 1996 to April, 2000; Chief
                             Operating Officer, McGuinness Companies and Chief Operating
                             Officer, Endeavor Group - September, 1978 to March 1996.

Gregory P. Brakovich         Co-Chairman of the Board, Co-Chief Executive Officer,
                             Co-President and Director of MetLife Investors of California,
                             MetLife Investors and First MetLife Investors since April, 2000.
                             Co-Chairman of the Board, Co-Chief Executive Officer, Co-President
                             and Director of MetLife Investors USA since June, 2001.
                             Director, Equitable Distributors Inc. - March, 1996 to
                             April, 2000; Consultant/Managing Director, Bankers Trust
                             Co. - June, 1993 to March 1996.

Philip D. Meserve            Senior Executive Vice President, Strategic Markets of MetLife
                             Investors of California, MetLife Investors and First MetLife
                             Investors since May, 2000. Director of MetLife Investors and
                             MetLife Investors of California since May, 2000.  Senior
                             Executive Vice President, Strategic Markets and Director
                             of MetLife Investors USA since June, 2001.  Managing Director,
                             Salomon CitiAsset Management - January, 2000 to May, 2000.
                             President, Pilgrim Baxter & Associates - April, 1998 to
                             December, 1998.  President, Zurich Kemper Life - May, 1997
                             to April, 1998.  Managing Director, Equitable Distributors
                             Inc. - May, 1996 to April, 1997.  National Sales, Bankers
                             Trust - April, 1995 to May, 1996.

Robert Mark Brandenberger    Executive Vice President and Chief Financial Officer of MetLife
                             Investors of California, MetLife Investors, First MetLife
                             Investors and MetLife Investors USA since June,
                             2000. Director, First MetLife investors since June,
                             2000. Vice President, Equitable Distributors, Inc.
                             - October, 1996 - June, 2000. Manager - Fund
                             Accounting, Pacific Investment Management Company -
                             July, 1993 to September, 1996.

Kenneth Jaffe                Executive Vice President, Chief Information Officer of MetLife
                             Investors of California, MetLife Investors, First MetLife
                             Investors and MetLife Investors USA since 2000.  Senior
                             Vice President, Equitable Distributors, Inc. from 1996 to
                             2000.  Product Manager, PIMCO Advisors from 1992 to 1996.

Richard C. Pearson           Executive Vice President, General Counsel, Secretary and
                             Director of MetLife Investors of California, MetLife Investors,
                             First MetLife Investors and MetLife Investors USA since 2001.
                             Executive Vice President, General Counsel and Secretary of
                             First MetLife Investors since 2001.  President & General
                             Counsel, Security First Group, Inc. (now known as MetLife
                             Investors Group, Inc.) from 1983 to present.

Brian A. Kroll               Executive Vice President, Chief Actuary, Product Management
                             of MetLife Investors of California, MetLife Investors, First
                             MetLife Investors and MetLife Investors USA - June, 2000 to
                             present. Director, First MetLife Investors - June, 2000 to present.

Cheryl J. Finney             Senior Vice President, Associate General Counsel, Chief Compliance
                             Counsel and Assistant Secretary of MetLife Investors of
                             California, MetLife Investors, First MetLife Investors and MetLife
                             Investors USA since 2001.  Vice President and Associate
                             General Counsel, Security First Group, Inc. (now known as
                             MetLife Investors Group, Inc.) from 1996 to 2001.  Counsel,
                             Transamerica from 1996 to 2001.  Contract Attorney, Alterna
                             Staff - 1995 to 1996.

Constance A. Doern           Senior Vice President, Policyholder Administration, MetLife
                             Investors of California, MetLife Investors, First MetLife
                             Investors and MetLife Investors USA since January, 2000.
                             Vice President, Cova Life Administration - January, 1998
                             to December, 1999.  Vice President of J&H/KVI - April, 1989 to
                             December, 1997.

Louis M. Weisz               Vice President, Appointed Actuary of MetLife Investors of
                             California, MetLife Investors, First MetLife Investors and
                             MetLife Investors USA since January, 2000. Second Vice President,
                             Actuary, New England Financial since 1996.

Mary Ann Brown               Director, MetLife Investors of California, MetLife Investors
                             and MetLife Investors USA since January, 2000. Senior Vice President,
                             Metropolitan Life Insurance Company - 1998 to present. Director,
                             Executive Vice President, SwissRe - 1996 to 1998. Principal,
                             Tillinghast/Towers Perrin, 1983 - 1996.

David Y. Rogers              Director, MetLife Investors of California, MetLife Investors and
                             MetLife Investors USA since January, 2000.  Director, Nathan &
                             Lewis, July, 2001 to present; Director, Security First Group,
                             Security First Life Insurance Company and Texas Life Insurance
                             Company - March, 1999 to present; Senior Vice President, MetLife
                             Insurance Company - January, 1999 to present; Chief Financial
                             Officer, New England Life Insurance Company - January, 1999 to
                             present; Treasurer, New England Pension & Annuity Company -
                             January, 1999 to present; Director, Omega Reinsurance Company -
                             January, 1999 to present; Principal, PricewaterhouseCoopers LLP -
                             September, 1987 - January, 1999.

Peter M. Schwarz             Director, MetLife Investors of California, MetLife Investors
                             and MetLife Investors USA - January, 2000 to present. Vice President,
                             Metropolitan Life Insurance Company - May, 1996 to present. Vice
                             President, United HealthCare - May, 1995 to May, 1996.

Michael Fanning              Director, MetLife Investors of California, MetLife Investors
                             and MetLife Investors USA - January, 2000 to present. Vice-President,
                             MetLife Boston - March, 1998 to present; President, Washington
                             Square SCC - March, 1993 to March, 1998.

Susan Ann Buffum             Director, MetLife Investors of California, MetLife Investors
                             and MetLife Investors USA since December, 2001. FA, Managing Director,
                             Portfolio Management Unit, MetLife Investors Insurance Company -
                             1994 to present.



The principal business address of the officers and directors is 22 Corporate Plaza Drive, Newport Beach, California 92660.


Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting  interests of the Owner in the Funds will be  determined  as follows:
Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

Misstatement of Age or Sex Corrections

If there is a misstatement of age or sex in the application, the amount of the death benefit will be that which would be purchased by the most recent monthly cost of insurance charge at the correct age or sex.

If we make any payment or Policy changes in good faith, relying on our records, or evidence supplied to us, our duty will be fully discharged. We reserve the right to correct any errors in the Policy.

Conversion Rights

While the Policy is in force, you have a one time right during the first two Policy years to transfer all of the Cash Value from the Investment Funds to the General Account.

If, at any time during the first two Policy years, you request in writing the transfer of the value held in the Investment Funds to the General Account and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, Face Amount, net amount at risk, rate class, or Issue Age.

If you exercise your one time conversion right, we will automatically allocate all future Net Premiums to the General Account.

Our Right to Contest

We cannot contest the validity of the Policy, except in the case of fraud, after it has been in effect during the Insured's lifetime with respect to the Single Life Policy, or during the lifetime of either Insured with respect to the Joint and Last Survivor Policy, for two years. With respect to the Single Life Policy, we cannot contest an increase in Face Amount with regard to material misstatement made concerning such increase after it has been in force during the Insured's lifetime for two years from the effective date of the increase. If the Policy is reinstated, the two-year period for contesting material misstatements is measured from the date of reinstatement. In addition, if the Insured with respect to the Single Life Policy (or either Insured with respect to the Joint and Last Survivor Policy) commits suicide in the two-year period, or such period as specified in state law, while sane or insane, the benefit payable will be limited to premiums paid less Indebtedness and less any partial withdrawals. With respect to the Single Life Policy, while sane or insane, if the Insured commits suicide within two years after the date of any increase in Face Amount, the death benefit for that increase will be limited to the monthly deductions for the increase. Depending on the state where your Policy was issued, additional provisions regarding suicide may apply. Please refer to your Policy.

Additional Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See "Expenses -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

Anniversary Partial Withdrawal Rider -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy anniversary without reducing the Face Amount.

Lifetime Coverage Rider -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Accumulation Account Value. The tax consequences of continuing beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.

Secondary Guarantee Rider -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of an Accumulation Account Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider -- This rider provides for crediting the Policy's Accumulation Account Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65. For the Joint and Last Survivor Policy, the rider can be elected for either or both Insureds.

Additional Riders - Single Life Policy
-------------------------------------------------------------------

Accelerated Benefit Rider -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements. Consult a qualified tax adviser about the consequences of adding this rider to a Policy or requesting payment under this rider.

Guaranteed Survivor Purchase Option (GSPO-Plus) -- This rider grants the Policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

Waiver of Monthly Deduction Rider -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.

Additional Riders - Joint and Last Survivor Policy
---------------------------------------------------

Divorce Split Rider -- This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Estate Preservation Term Rider -- This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

You should discuss with your registered representative whether the death benefit under this rider will be more cost effective to you than purchasing a higher initial Face Amount under the Policy.

Federal Tax Status

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that Single Life Policies issued on a standard underwriting basis should qualify as "life insurance contracts" under Section 7702. There is more uncertainty as to Joint and Last Survivor Policies and Single Life Policies issued on a substandard risk basis. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as a "life insurance contract" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For Federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these Policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

Treasury Department Regulations (Treas. Reg. Section 1.817-5), establish diversification requirements for the investment funds underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an Investment Fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments; (iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to Policies issued on a substandard risk basis and Joint and Last and Survivor Policies and thus it is even less clear whether such Policies would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy. The following discussion assumes that the Policy will satisfy Section 7702.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each Owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Certain changes in a Policy after it is issued could also cause it to fail to satisfy the 7-pay test and therefore to be classified as a MEC. Making additional payments, reducing the Policy's death benefit, reducing the Policy's benefits through a partial withdrawal, a change in death benefit option, and addition or termination of benefits under a rider are examples of changes that could result in your Policy becoming classified as a MEC. Reducing the death benefit below the lowest death benefit provided by the Policy during the first seven years will probably cause the Policy to be classified as a MEC if such a reduction occurs during the first seven Policy years in the case of a Single Life Policy or at any time in the case of a Joint and Last Survivor Policy. Even if these events do not result in a Policy becoming classified as a MEC, moreover, they could reduce the amount that may be paid in the future without causing the Policy to be classified as a MEC. You should consult a tax adviser to determine whether a Policy transaction will cause your Policy to be classified as a MEC.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Loans from a Policy which is not classified as a MEC, will generally be treated as Indebtedness of the Owner and not a distribution. However, there is uncertainty as to loans from such a Policy after the 10th Policy year and you should consult a tax adviser as to the treatment of such loans. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy Owner, the excess generally will be treated as ordinary income. In addition, if a Policy loan is outstanding when a Policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking out a Policy loan, you should consult a tax adviser as to the tax consequences.

Interest payable on a loan under a Policy is generally not deductible.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Business Uses of Policy. Businesses can use the Policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have Federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under Federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which Federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of Federal, state and local estate, inheritance, generation skipping and other taxes.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The financial statements of the Company as of December 31, 2000 and for the year then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that discusses the Company's change in basis of accounting as a result of a business combination accounted for as a purchase), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Separate Account as of December 31, 2000 and for each of the periods then ended included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 180 N. Stetson, Chicago, Illinois 60601.

The financial statements of the Company as of December 31, 1999 and for the years ended December 31, 1999 and 1998 included in this prospectus, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

The statements of operations and changes in net assets of the Separate Account for the years ended December 31, 1999 and 1998, included in this prospectus, have been so included in reliance on the report of KPMG LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

Financial Statements

Financial Statements of the Separate Account and the financial statements of the Company are provided below.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account assets:
    Investments:
      Met Investors Series Trust (Met Investors):
        Lord Abbett Growth and Income Portfolio                          22,094 shares                            $ 485,837
        Bond Debenture Portfolio                                         17,658 shares                              187,178
        Developing Growth Portfolio                                         177 shares                                1,498
        Mid-Cap Value Portfolio                                           7,155 shares                              104,531
        Quality Bond Portfolio                                               21 shares                                  236
        Small Cap Stock Portfolio                                         8,750 shares                               85,229
        Enhanced Index Portfolio                                         30,519 shares                              404,680
        Select Equity Portfolio                                          12,643 shares                              141,477
        International Equity Portfolio                                   12,417 shares                               99,960
      General American Capital Company (GACC):
        Money Market Fund                                                    49 shares                                1,096
      Russell Insurance Funds (Russell):
        Multi-Style Equity Fund                                               7 shares                                   70
        Aggressive Equity Fund                                                8 shares                                   78
        Non-US Fund                                                           8 shares                                   66
        Core Bond Fund                                                       11 shares                                  116
        Real Estate Securities Fund                                          11 shares                                  122
      AIM Variable Insurance Funds, Inc. (AIM):
        AIM V.I. Value Fund                                               4,582 shares                               99,340
        AIM V.I. Capital Appreciation Fund                                1,511 shares                               30,215
        AIM V.I. International Equity Fund                                    8 shares                                  117
      Alliance Variable Products Series Fund, Inc. (Alliance):
        Premier Growth Portfolio                                            210 shares                                4,595
        AllianceBernstein Real Estate Investment Portfolio                  195 shares                                2,134
      Liberty Variable Investment Trust (Liberty):
        Newport Tiger Fund, Variable Series                                  40 shares                                   60
      Goldman Sachs Variable Insurance Trust (Goldman Sachs):
        Growth and Income Fund                                                9 shares                                   78
        International Equity Fund                                             7 shares                                   64
        Global Income Fund                                                   11 shares                                  112
        Internet Tollkeeper Fund                                             10 shares                                   35
      Scudder Variable Series II (Scudder II):
        Scudder II Small Cap Growth Portfolio                                 5 shares                                   48
        Scudder II Small Cap Value Portfolio                                  9 shares                                  106
        Scudder II Government Securities Portfolio                           10 shares                                  117
      MFS Variable Insurance Trust (MFS):
        MFS Research Series                                                   5 shares                                   63
        MFS Investors Trust Series                                          314 shares                                4,974
        MFS Emerging Growth Series                                            3 shares                                   44
        MFS High Income Series                                              215 shares                                1,878
        MFS Global Governments Series                                        11 shares                                  111
        MFS New Discovery Series                                            255 shares                                3,086
      Oppenheimer Variable Account Funds (Oppenheimer):
        Oppenheimer Capital Appreciation Fund                                 2 shares                                   69
        Oppenheimer Main Street Growth & Income Fund                          4 shares                                   75
        Oppenheimer High Income Fund                                         12 shares                                   94
        Oppenheimer Bond Fund                                               549 shares                                6,253
        Oppenheimer Strategic Bond Fund                                      23 shares                                  103



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account assets, continued:
    Investments, continued:
      Putnam Variable Trust (Putnam)
        Putnam VT Growth and Income Fund                                    234 shares                              $ 5,162
        Putnam VT New Value Fund                                              9 shares                                  112
        Putnam VT Vista Fund                                                  5 shares                                   45
        Putnam VT International Growth Fund                                 146 shares                                1,671
        Putnam VT International New Opportunities Fund                        5 shares                                   44
      Franklin Templeton Variable Insurance Products Trust (Templeton)
        Templeton Global Income Securities Fund                               9 shares                                  108
        Franklin Small Cap Fund                                             529 shares                                7,670
        Templeton Growth Securities Fund                                  3,624 shares                               36,167
        Templeton International Securities Fund                             162 shares                                1,759
        Templeton Developing Markets Securities Fund                        392 shares                                1,655
        Mutual Shares Securities Fund                                         8 shares                                  111
        Franklin Large Cap Growth Securities Fund                             8 shares                                  103
                                                                                                             ---------------
           Total assets                                                                                         $ 1,720,552
                                                                                                             ===============


Sub-account liabilities: Due to/(from) general account, net

    Met Investors Lord Abbett Growth and Income                                                                         $ 2
    Met Investors Bond Debenture                                                                                          1
    Met Investors Developing Growth                                                                                       -
    Met Investors Mid-Cap Value                                                                                           4
    Met Investors Quality Bond                                                                                            1
    Met Investors Small Cap Stock                                                                                         -
    Met Investors Select Equity                                                                                           1
    Met Investors Enhanced Index Portfolio                                                                                1
    GACC Money Market                                                                                                     6
    Russell Aggressive Equity                                                                                             1
    Russell Multi-Style Equity Fund                                                                                       1
    Russell Core Bond                                                                                                     1
    Russell Real Estate Securities Fund                                                                                   1
    AIM V.I. Capital Appreciation Fund                                                                                    1
    AIM V.I. International Equity                                                                                         1
    Alliance Premier Growth                                                                                               8
    Alliance Real Estate Investment                                                                                       4
    Goldman Sachs Global Income                                                                                           1
    Scudder II Small Cap Value                                                                                            1
    Scudder II Government Securities                                                                                      1
    MFS Investors Trust                                                                                                  10
    MFS Global Governments Series                                                                                         1
    MFS High Income                                                                                                       4
    MFS New Discovery                                                                                                     6
    Oppenheimer Bond                                                                                                     12
    Oppenheimer Capital Appreciation Portfolio                                                                            1
    Oppenhiemer High Income Portfolio                                                                                     1
    Oppenheimer Strategic Bond                                                                                            1
    Putnam VT Growth and Income                                                                                          10




METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 2001
Unaudited


Sub-account liabilities: Due to/(from) general account, net (continued)

    Putnam VT New Value                                                                                                 $ 1
    Putnam VT Vista                                                                                                       1
    Putnam VT International Growth                                                                                        3
    Putnam VT International New Opportunities                                                                             -
    Templeton International Securities                                                                                    3
    Templeton Developing Markets Securities                                                                               4
    Franklin Small Cap Fund                                                                                               1
                                                                                                             ---------------
                                                                                                                       $ 96
                                                                                                             ===============


Sub-account net assets:
    Accumulation units:
      Met Investors Lord Abbett Growth and Income Portfolio                                                       $ 485,835
      Met Investors Bond Debenture Portfolio                                                                        187,177
      Met Investors Developing Growth Portfolio                                                                       1,498
      Met Investors Mid-Cap Value Portfolio                                                                         104,527
      Met Investors Quality Bond Portfolio                                                                              235
      Met Investors Small Cap Stock Portfolio                                                                        85,229
      Met Investors Enhanced Index Portfolio                                                                        404,679
      Met Investors Select Equity Portfolio                                                                         141,476
      Met Investors International Equity Portfolio                                                                   99,960
      GACC Money Market Fund                                                                                          1,090
      Russell Multi-Style Equity Fund                                                                                    69
      Russell Aggressive Equity Fund                                                                                     77
      Russell Non-US Fund                                                                                                66
      Russell Core Bond Fund                                                                                            115
      Russell Real Estate Securities Fund                                                                               121
      AIM V.I. Value Fund                                                                                            99,340
      AIM V.I. Capital Appreciation Fund                                                                             30,214
      AIM V.I. International Equity Fund                                                                                116
      Alliance Premier Growth Portfolio                                                                               4,587
      AllianceBernstein Real Estate Investment Portfolio                                                              2,130
      Liberty Newport Tiger Fund, Variable                                                                               60
      Goldman Sachs Growth and Income Fund                                                                               78
      Goldman Sachs International Equity Fund                                                                            64
      Goldman Sachs Global Income Fund                                                                                  111
      Goldman Sachs Internet Tollkeeper Fund                                                                             35
      Scudder II Small Cap Growth Portfolio                                                                              48
      Scudder II Small Cap Value Portfolio                                                                              105
      Scudder II Government Securities Portfolio                                                                        116
      MFS Research Series                                                                                                63
      MFS Investors Trust Series                                                                                      4,964
      MFS Emerging Growth Series                                                                                         44
      MFS High Income Series                                                                                          1,874
      MFS Global Governments Series                                                                                     110
      MFS New Discovery Series                                                                                        3,080
      Oppenheimer Capital Appreciation Portfolio                                                                         68
      Oppenheimer Main Street Growth & Income Portfolio                                                                  75
      Oppenheimer High Income Portfolio                                                                                  93




METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
September 30, 2001
Unaudited

Sub-acount net assets, continued:
    Accumulation units, continued:
      Oppenheimer Bond Portfolio                                                                                    $ 6,241
      Oppenheimer Strategic Bond Portfolio                                                                              102
      Putnam VT Growth and Income Fund                                                                                5,152
      Putnam VT New Value Fund                                                                                          111
      Putnam VT Vista Fund                                                                                               44
      Putnam VT International Growth Fund                                                                             1,668
      Putnam VT International New Opportunities Fund                                                                     44
      Templeton Global Income Securities Fund                                                                           108
      Franklin Small Cap Fund                                                                                         7,669
      Templeton Growth Securities Fund                                                                               36,167
      Templeton International Securities Fund                                                                         1,756
      Templeton Developing Markets Securities Fund                                                                    1,651
      Templeton Mutual Shares Securities Fund                                                                           111
      Franklin Large Cap Growth Securities Fund                                                                         103
                                                                                                             ---------------
           Total net assets                                                                                     $ 1,720,456
                                                                                                             ===============


See accompanying notes to financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                                               Met Investors
                                        ---------------------------------------------------------------------------------------
                                         Lord Abbett
                                          Growth                                 Large                                 Small
                                            and         Bond       Developing     Cap        Mid-Cap      Quality       Cap
                                          Income      Debenture     Growth     Research       Value        Bond        Stock
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------


Investment income:
   Dividends                          $      4,972       15,772            -       1,057          523           11         177
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------

Expenses:
   Mortality and expense risk                    -            -            -           -            4            -           -
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------
       Net investment income (loss)          4,972       15,772            -       1,057          519           11         177
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                  2,831         (164)          (7)     10,942          419            -          (4)
   Realized gain distributions                   -            -            -       4,333        9,677            -      14,172
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------
       Net realized gain (loss)              2,831         (164)          (7)     15,275       10,096            -      14,168
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------

Change in unrealized appreciation
(depreciation)                            (104,994)     (17,816)        (520)    (16,664)     (15,184)           5     (41,099)
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------
       Net increase (decrease) in net
         assets from operations       $    (97,191)      (2,208)        (527)       (332)      (4,569)          16     (26,754)
                                        ===========  ===========  =========== ===========  ===========  ===========  ==========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                      Met Investors                GACC                    Russell
                                        --------------------------------------  -----------  ------------------------------------

                                                                                               Multi-
                                         Enhanced      Select     International   Money        Style      Aggressive
                                           Index       Equity        Equity       Market       Equity       Equity      Non-US
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------


Investment income:
   Dividends                          $      3,739          764         1,493            -            -           -            -
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------

Expenses:
   Mortality and expense risk                    -            -             -            6            -           -            -
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------
       Net investment income (loss)          3,739          764         1,493           (6)           -           -            -
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                 (2,123)      (5,714)         (772)         204            -           -            -
   Realized gain distributions                   -        3,461        14,165            -            2           -            -
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------
       Net realized gain (loss)             (2,123)      (2,253)       13,393          204            2           -            -
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------

Change in unrealized appreciation
(depreciation)                            (104,599)     (30,407)      (50,528)          38          (22)        (17)         (24)
                                        -----------  -----------  ------------  -----------  -----------  ----------  -----------
       Net increase (decrease) in net
         assets from operations       $   (102,983)     (31,896)      (35,642)         236          (20)        (17)         (24)
                                        ===========  ===========  ============  ===========  ===========  ==========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                 Russell                           AIM                            Alliance
                                        ------------------------  --------------------------------------- ------------------------

                                                        Real                      V.I.          V.I.                      Real
                                           Core        Estate        V.I.        Capital     International  Premier      Estate
                                           Bond       Securities    Value      Appreciation    Equity       Growth      Investment
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------


Investment income:
   Dividends                          $          4            3           -              -             -           -           74
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------

Expenses:
   Mortality and expense risk                    -            -           -              -             -          10            4
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------
       Net investment income (loss)              4            3           -              -             -         (10)          70
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      -            -      (3,474)        (1,449)          (19)        (15)           -
   Realized gain distributions                   -            -           -              -             -         306            -
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------
       Net realized gain (loss)                  -            -      (3,474)        (1,449)          (19)        291            -
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------

Change in unrealized appreciation
(depreciation)                                   4            2     (22,355)       (16,935)          (23)     (1,616)           4
                                        -----------  -----------  ----------  ------------- ------------- -----------  -----------
       Net increase (decrease) in net
         assets from operations       $          8            5     (25,829)       (18,384)          (42)     (1,335)          74
                                        ===========  ===========  ==========  ============= ============= ===========  ===========


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                          Liberty                      Goldman Sachs                          Scudder II
                                        -----------  -------------------------------------------------  -----------------------
                                          Newport
                                           Tiger       Growth                                              Small       Small
                                           Fund          and     International  Global      Internet        Cap         Cap
                                         Variable      Income       Equity      Income      Tollkeeper    Growth       Value
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------


Investment income:
   Dividends                          $          -            -            -           -            -            -           -
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------

Expenses:
   Mortality and expense risk                    -            -            -           -            -            -           -
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------
       Net investment income (loss)              -            -            -           -            -            -           -
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      -            -            -           -            -          (39)         14
   Realized gain distributions                   -            -            -           -            -           10           -
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------
       Net realized gain (loss)                  -            -            -           -            -          (29)         14
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------

Change in unrealized appreciation
(depreciation)                                 (28)         (16)         (24)          6          (30)          53          92
                                        -----------  -----------  ----------- -----------  -----------  -----------  ----------
       Net increase (decrease) in net
         assets from operations       $        (28)         (16)         (24)          6          (30)          24         106
                                        ===========  ===========  =========== ===========  ===========  ===========  ==========


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                         Scudder II                                           MFS
                                        -----------  ----------------------------------------------------------------------------


                                         Government                Investors   Emerging       High         Global         New
                                         Securities   Research       Trust      Growth       Income      Governments   Discovery
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------


Investment income:
   Dividends                          $          5            -            -           -            8             4            -
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------

Expenses:
   Mortality and expense risk                    -            -           10           -            4             -            7
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------
       Net investment income (loss)              5            -          (10)          -            4             4           (7)
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      8            -           (8)          -           (2)            -           (6)
   Realized gain distributions                   -           10            2           4            -             -            3
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------
       Net realized gain (loss)                  8           10           (6)          4           (2)            -           (3)
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------

Change in unrealized appreciation
(depreciation)                                  98          (78)        (969)        (40)        (197)            2         (900)
                                        -----------  -----------  ----------- -----------  -----------  ------------  -----------
       Net increase (decrease) in net
         assets from operations       $        111          (68)        (985)        (36)        (195)            6         (910)
                                        ===========  ===========  =========== ===========  ===========  ============  ===========


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                                   Oppenheimer                                    Putnam
                                        ----------------------------------------------------------------  -----------------------
                                                        Main Street                                           VT
                                                          Growth                                            Growth        VT
                                           Capital          &           High                  Strategic       and         New
                                         Appreciation     Income       Income       Bond        Bond        Income       Value
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------


Investment income:
   Dividends                          $            1             -           10          8            3            2           1
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------

Expenses:
   Mortality and expense risk                      -             -            -         11            -           10           -
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------
       Net investment income (loss)                1             -           10         (3)           3           (8)          1
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        -             -            -          3            -           (6)          -
   Realized gain distributions                     8             -            -          -            4            1           3
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------
       Net realized gain (loss)                    8             -            -          3            4           (5)          3
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------

Change in unrealized appreciation
(depreciation)                                   (30)          (15)         (13)       309           (5)        (780)        (13)
                                        -------------  ------------  -----------  ---------  -----------  ----------- -----------
       Net increase (decrease) in net
         assets from operations       $          (21)          (15)          (3)       309            2         (793)         (9)
                                        =============  ============  ===========  =========  ===========  =========== ===========


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                      Putnam                                       Templeton
                                        --------------------------------------  -------------------------------------------------
                                                                       VT
                                                        VT        International    Global     Franklin
                                           VT      International       New         Income      Small       Growth     International
                                          Vista       Growth      Opportunities  Securities     Cap      Securities   Securities
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------


Investment income:
   Dividends                          $        -              -             -            4          48         817            63
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------

Expenses:
   Mortality and expense risk                  -              4             -            -           -           -             4
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------
       Net investment income (loss)            -             (4)            -            4          48         817            59
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                    -             (3)            -            -         (77)       (132)           (9)
   Realized gain distributions                 8              9             -            -           -       6,805           470
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------
       Net realized gain (loss)                8              6             -            -         (77)      6,673           461
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------

Change in unrealized appreciation
(depreciation)                               (46)          (372)          (22)           -      (3,511)    (11,926)         (919)
                                        ---------  -------------  ------------  -----------  ----------  ----------  ------------
       Net increase (decrease) in net
         assets from operations       $      (38)          (370)          (22)           4      (3,540)     (4,436)         (399)
                                        =========  =============  ============  ===========  ==========  ==========  ============


See accompanying notes to financial statements.



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended September 30, 2001
Unaudited



                                                        Templeton
                                        -------------------------------------------
                                                                        Franklin
                                         Developing       Mutual        Large Cap
                                           Markets        Shares         Growth
                                         Securities     Securities     Securities        Total
                                        -------------  -------------  -------------  -------------


Investment income:
   Dividends                          $           20              2              1         29,586
                                        -------------  -------------  -------------  -------------

Expenses:
   Mortality and expense risk                      4              -              -             78
                                        -------------  -------------  -------------  -------------
       Net investment income (loss)               16              2              1         29,508
                                        -------------  -------------  -------------  -------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                       (3)             -              -            395
   Realized gain distributions                     -              7             27         53,487
                                        -------------  -------------  -------------  -------------
       Net realized gain (loss)                   (3)             7             27         53,882
                                        -------------  -------------  -------------  -------------

Change in unrealized appreciation
(depreciation)                                  (388)            (9)           (54)      (442,575)
                                        -------------  -------------  -------------  -------------
       Net increase (decrease) in net
         assets from operations       $         (375)             -            (26)      (359,185)
                                        =============  =============  =============  =============


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                                                Met Investors
                                         ---------------------------------------------------------------------------------------
                                          Lord Abbett
                                           Growth                                 Large                                 Small
                                             and        Bond       Developing      Cap        Mid-Cap      Quality       Cap
                                           Income     Debenture     Growth      Research       Value        Bond        Stock
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $      4,972      15,772            -        1,057          519           11         177
     Net realized gain (loss)                 2,831        (164)          (7)      15,275       10,096            -      14,168
     Change in unrealized appreciation
     (depreciation)                        (104,994)    (17,816)        (520)     (16,664)     (15,184)           5     (41,099)

       Net increase (decrease) from      ----------- -----------  -----------  -----------  -----------  ----------- -----------
         operations                         (97,191)     (2,208)        (527)        (332)      (4,569)          16     (26,754)
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------

Contract transactions:
   MetLife payments                               -           -            -            -            -            -           -
   MetLife redemptions                            -           -            -         (236)           -            -           -
   Payments received from contract
     owners                                       -           -            -            -            -            -           -
   Transfers between sub-accounts
   (including fixed account), net           184,578      (4,212)           -     (155,827)      20,110            -       4,059
   Transfers for contract benefits,
     terminations and insurance charges     (40,447)    (33,095)         (33)        (727)      (1,877)          (1)     (1,799)


       Net increase (decrease) in net
         assets from contract            ----------- -----------  -----------  -----------  -----------  ----------- -----------
         transactions                       144,131     (37,307)         (33)    (156,790)      18,233           (1)      2,260
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------

       Net increase (decrease) in net
         assets                              46,940     (39,515)        (560)    (157,122)      13,664           15     (24,494)

Net assets at beginning of period           438,895     226,692        2,058      157,122       90,863          220     109,723
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------
Net assets at end of period            $    485,835     187,177        1,498            -      104,527          235      85,229
                                         =========== ===========  ===========  ===========  ===========  =========== ===========


See accompanying notes to financial statements.




METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                      Met Investors                 GACC                    Russell
                                         --------------------------------------  -----------  ------------------------------------

                                                                                                Multi-
                                          Enhanced     Select     International    Money        Style     Aggressive
                                            Index      Equity        Equity        Market       Equity      Equity       Non-US
                                         ----------- -----------  -------------  -----------  ----------- -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $      3,739         764          1,493           (6)           -           -            -
     Net realized gain (loss)                (2,123)     (2,253)        13,393          204            2           -            -
     Change in unrealized appreciation
     (depreciation)                        (104,599)    (30,407)       (50,528)          38          (22)        (17)         (24)

       Net increase (decrease) from      ----------- -----------  -------------  -----------  ----------- -----------  -----------
         operations                        (102,983)    (31,896)       (35,642)         236          (20)        (17)         (24)
                                         ----------- -----------  -------------  -----------  ----------- -----------  -----------

Contract transactions:
   MetLife payments                               -           -              -            -            -           -            -
   MetLife redemptions                            -           -              -            -            -           -            -
   Payments received from contract
     owners                                       -           -              -      113,559            -           -            -
   Transfers between sub-accounts
   (including fixed account), net             3,803        (303)             -     (113,076)           -           -            -
   Transfers for contract benefits,
     terminations and insurance charges      (8,214)    (29,247)        (2,092)        (125)          (1)         (1)           -


       Net increase (decrease) in net
         assets from contract            ----------- -----------  -------------  -----------  ----------- -----------  -----------
         transactions                        (4,411)    (29,550)        (2,092)         358           (1)         (1)           -
                                         ----------- -----------  -------------  -----------  ----------- -----------  -----------

       Net increase (decrease) in net
         assets                            (107,394)    (61,446)       (37,734)         594          (21)        (18)         (24)

Net assets at beginning of period           512,073     202,922        137,694          496           90          95           90
                                         ----------- -----------  -------------  -----------  ----------- -----------  -----------
Net assets at end of period            $    404,679     141,476         99,960        1,090           69          77           66
                                         =========== ===========  =============  ===========  =========== ===========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                 Russell                           AIM                            Alliance
                                         -----------------------  ---------------------------------------  ------------------------

                                                        Real                      V.I.           V.I.                      Real
                                            Core       Estate        V.I.        Capital     International   Premier      Estate
                                            Bond      Securities     Value     Appreciation     Equity       Growth      Investment
                                         ----------- -----------  ----------- -------------  ------------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $          4           3            -             -             -          (10)          70
     Net realized gain (loss)                     -           -       (3,474)       (1,449)          (19)         291            -
     Change in unrealized appreciation
     (depreciation)                               4           2      (22,355)      (16,935)          (23)      (1,616)           4

       Net increase (decrease) from      ----------- -----------  ----------- -------------  ------------  -----------  -----------
         operations                               8           5      (25,829)      (18,384)          (42)      (1,335)          74
                                         ----------- -----------  ----------- -------------  ------------  -----------  -----------

Contract transactions:
   MetLife payments                               -           -            -             -             -            -            -
   MetLife redemptions                            -           -            -             -             -            -            -
   Payments received from contract
     owners                                       -           -            -             -             -            -            -
   Transfers between sub-accounts
   (including fixed account), net                 -           -        3,054        18,068             -        5,840        1,942
   Transfers for contract benefits,
     terminations and insurance charges          (1)         (1)     (15,458)       (9,204)           (2)           3            1


       Net increase (decrease) in net
         assets from contract            ----------- -----------  ----------- -------------  ------------  -----------  -----------
         transactions                            (1)         (1)     (12,404)        8,864            (2)       5,843        1,943
                                         ----------- -----------  ----------- -------------  ------------  -----------  -----------

       Net increase (decrease) in net
         assets                                   7           4      (38,233)       (9,520)          (44)       4,508        2,017

Net assets at beginning of period               108         117      137,573        39,734           160           79          113
                                         ----------- -----------  ----------- -------------  ------------  -----------  -----------
Net assets at end of period            $        115         121       99,340        30,214           116        4,587        2,130
                                         =========== ===========  =========== =============  ============  ===========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                           Liberty                         Goldman                              Scudder II
                                         ----------- --------------------------------------------------  -----------------------
                                           Newport
                                            Tiger      Growth                                               Small       Small
                                            Fund         and     International   Global      Internet        Cap         Cap
                                          Variable     Income       Equity       Income     Tollkeeper     Growth       Value
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $          -           -            -            -            -            -           -
     Net realized gain (loss)                     -           -            -            -            -          (29)         14
     Change in unrealized appreciation
     (depreciation)                             (28)        (16)         (24)           6          (30)          53          92

       Net increase (decrease) from      ----------- -----------  -----------  -----------  -----------  ----------- -----------
         operations                             (28)        (16)         (24)           6          (30)          24         106
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------

Contract transactions:
   MetLife payments                               -           -            -            -            -            -           -
   MetLife redemptions                            -           -            -            -            -            -           -
   Payments received from contract
     owners                                       -           -            -            -            -            -           -
   Transfers between sub-accounts
   (including fixed account), net                 -           -            -            -            -            -           -
   Transfers for contract benefits,
     terminations and insurance charges           -           -            -           (1)           -          (60)       (105)


       Net increase (decrease) in net
         assets from contract            ----------- -----------  -----------  -----------  -----------  ----------- -----------
         transactions                             -           -            -           (1)           -          (60)       (105)
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------

       Net increase (decrease) in net
         assets                                 (28)        (16)         (24)           5          (30)         (36)          1

Net assets at beginning of period                88          94           88          106           65           84         104
                                         ----------- -----------  -----------  -----------  -----------  ----------- -----------
Net assets at end of period            $         60          78           64          111           35           48         105
                                         =========== ===========  ===========  ===========  ===========  =========== ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                          Scudder II                                           MFS
                                         ----------- -----------------------------------------------------------------------------


                                         Government                Investors    Emerging       High         Global         New
                                         Securities   Research       Trust       Growth       Income      Governments   Discovery
                                         ----------- -----------  -----------  -----------  -----------  ------------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $          5           -          (10)           -            4             4           (7)
     Net realized gain (loss)                     8          10           (6)           4           (2)            -           (3)
     Change in unrealized appreciation
     (depreciation)                              98         (78)        (969)         (40)        (197)            2         (900)

       Net increase (decrease) from      ----------- -----------  -----------  -----------  -----------  ------------  -----------
         operations                             111         (68)        (985)         (36)        (195)            6         (910)
                                         ----------- -----------  -----------  -----------  -----------  ------------  -----------

Contract transactions:
   MetLife payments                               -           -            -            -            -             -            -
   MetLife redemptions                            -           -            -            -            -             -            -
   Payments received from contract
     owners                                       -           -            -            -            -             -            -
   Transfers between sub-accounts
   (including fixed account), net                 -           -        5,838            -        1,944             -        3,892
   Transfers for contract benefits,
     terminations and insurance charges        (104)         41           12            -           32            (1)          12


       Net increase (decrease) in net
         assets from contract            ----------- -----------  -----------  -----------  -----------  ------------  -----------
         transactions                          (104)         41        5,850            -        1,976            (1)       3,904
                                         ----------- -----------  -----------  -----------  -----------  ------------  -----------

       Net increase (decrease) in net
         assets                                   7         (27)       4,865          (36)       1,781             5        2,994

Net assets at beginning of period               109          90           99           80           93           105           86
                                         ----------- -----------  -----------  -----------  -----------  ------------  -----------
Net assets at end of period            $        116          63        4,964           44        1,874           110        3,080
                                         =========== ===========  ===========  ===========  ===========  ============  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                                    Oppenheimer                                    Putnam
                                         ----------------------------------------------------------------  -----------------------
                                                        Main Street                                            VT
                                                          Growth                                             Growth        VT
                                           Capital           &           High                  Strategic      and          New
                                          Appreciation    Income        Income       Bond        Bond        Income       Value
                                         ------------  -------------  ----------- ----------  -----------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $           1              -           10         (3)           3          (8)           1
     Net realized gain (loss)                      8              -            -          3            4          (5)           3
     Change in unrealized appreciation
     (depreciation)                              (30)           (15)         (13)       309           (5)       (780)         (13)

       Net increase (decrease) from      ------------  -------------  ----------- ----------  -----------  ----------  -----------
         operations                              (21)           (15)          (3)       309            2        (793)          (9)
                                         ------------  -------------  ----------- ----------  -----------  ----------  -----------

Contract transactions:
   MetLife payments                                -              -            -          -            -           -            -
   MetLife redemptions                             -              -            -          -            -           -            -
   Payments received from contract
     owners                                        -              -            -          -            -           -            -
   Transfers between sub-accounts
   (including fixed account), net                  -              -            -      5,827            -       5,836            -
   Transfers for contract benefits,
     terminations and insurance charges           (1)             -           (1)        (1)          (2)          -            -


       Net increase (decrease) in net
         assets from contract            ------------  -------------  ----------- ----------  -----------  ----------  -----------
         transactions                             (1)             -           (1)     5,826           (2)      5,836            -
                                         ------------  -------------  ----------- ----------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets                                  (22)           (15)          (4)     6,135            -       5,043           (9)

Net assets at beginning of period                 90             90           97        106          102         109          120
                                         ------------  -------------  ----------- ----------  -----------  ----------  -----------
Net assets at end of period            $          68             75           93      6,241          102       5,152          111
                                         ============  =============  =========== ==========  ===========  ==========  ===========


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                        Putnam                                      Templeton
                                         --------------------------------------  -------------------------------------------------
                                                                       VT
                                                         VT        International   Global     Franklin
                                            VT      International      New         Income      Small       Growth     International
                                           Vista       Growth      Opportunities  Securities    Cap       Securities   Securities
                                         ---------  ------------- -------------  ----------- ----------  -----------  ------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $        -             (4)            -            4         48          817            59
     Net realized gain (loss)                   8              6             -            -        (77)       6,673           461
     Change in unrealized appreciation
     (depreciation)                           (46)          (372)          (22)           -     (3,511)     (11,926)         (919)

       Net increase (decrease) from      ---------  ------------- -------------  ----------- ----------  -----------  ------------
         operations                           (38)          (370)          (22)           4     (3,540)      (4,436)         (399)
                                         ---------  ------------- -------------  ----------- ----------  -----------  ------------

Contract transactions:
   MetLife payments                             -              -             -            -          -            -             -
   MetLife redemptions                          -              -             -            -          -            -             -
   Payments received from contract
     owners                                     -              -             -            -          -            -             -
   Transfers between sub-accounts
   (including fixed account), net               -          1,946             -            -          -            -         1,946
   Transfers for contract benefits,
     terminations and insurance charges        (2)             1             -           (1)      (156)        (706)            -


       Net increase (decrease) in net
         assets from contract            ---------  ------------- -------------  ----------- ----------  -----------  ------------
         transactions                          (2)         1,947             -           (1)      (156)        (706)        1,946
                                         ---------  ------------- -------------  ----------- ----------  -----------  ------------

       Net increase (decrease) in net
         assets                               (40)         1,577           (22)           3     (3,696)      (5,142)        1,547

Net assets at beginning of period              84             91            66          105     11,365       41,309           209
                                         ---------  ------------- -------------  ----------- ----------  -----------  ------------
Net assets at end of period            $       44          1,668            44          108      7,669       36,167         1,756
                                         =========  ============= =============  =========== ==========  ===========  ============


See accompanying notes to financial statements.


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended September 30, 2001
Unaudited



                                                         Templeton
                                         ------------------------------------------
                                                                         Franklin
                                          Developing       Mutual       Large Cap
                                            Markets        Shares         Growth
                                          Securities     Securities     Securities       Total
                                         -------------  -------------  ------------  -------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)      $           16              2             1         29,508
     Net realized gain (loss)                      (3)             7            27         53,882
     Change in unrealized appreciation
     (depreciation)                              (388)            (9)          (54)      (442,575)

       Net increase (decrease) from      -------------  -------------  ------------  -------------
         operations                              (375)             -           (26)      (359,185)
                                         -------------  -------------  ------------  -------------

Contract transactions:
   MetLife payments                                 -              -             -              -
   MetLife redemptions                              -              -             -           (236)
   Payments received from contract
     owners                                         -              -             -        113,559
   Transfers between sub-accounts
   (including fixed account), net               1,946              -             -         (2,789)
   Transfers for contract benefits,
     terminations and insurance charges            (1)             1            (1)      (143,365)


       Net increase (decrease) in net
         assets from contract            -------------  -------------  ------------  -------------
         transactions                           1,945              1            (1)       (32,831)
                                         -------------  -------------  ------------  -------------

       Net increase (decrease) in net
         assets                                 1,570              1           (27)      (392,016)

Net assets at beginning of period                  81            110           130      2,112,472
                                         -------------  -------------  ------------  -------------
Net assets at end of period            $        1,651            111           103      1,720,456
                                         =============  =============  ============  =============


See accompanying notes to financial statements.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(1)       ORGANIZATION

          MetLife Investors Variable Life Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940 as amended, was established by MetLife Investors Insurance Company of California (MLIOC) and exists in accordance with the regulations of the California Department of Insurance. The Separate Account is a funding vehicle for variable life insurance policies issued by MLIOC.

          The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940 as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by MLIOC.


           Met Investors Series Trust (Met Investors):              Scudder Variable Series II (Scudder II)
                Lord Abbett Growth and Income Portfolio               Small Cap Growth Portfolio
                Bond Debenture Portfolio                              Small Cap Value Portfolio
                Developing Growth Portfolio                           Government Securities Portfolio
                Mid-Cap Value Portfolio                             MFS Variable Insurance Trust (MFS)
                Enhanced Index Portfolio                              MFS Research Series
                International Equity Portfolio                        MFS Investors Trust Series
                Quality Bond Portfolio                                MFS Emerging Growth Series
                Select Equity Portfolio                               MFS High Income Series
                Small Cap Stock Portfolio                             MFS Global Governments Series
           General American Capital Company (GACC):                   MFS New Discovery
                Money Market Fund                                   Oppenheimer Variable Account Funds (Oppenheimer):
           Russell Insurance Funds (Russell):                         Oppenheimer Capital Appreciation Fund
                Multi-Style Equity Fund                               Oppenheimer Main Street Growth & Income Fund
                Aggressive Equity Fund                                Oppenheimer High Income Fund
                Non-US Fund                                           Oppenheimer Bond Fund
                Core Bond Fund                                        Oppenheimer Strategic Bond Fund
                Real Estate Securities Fund                         Putnam Variable Trust (Putnam)
           AIM Variable Insurance Funds, Inc. (AIM):                  Putnam VT Growth and Income Fund
                AIM V.I. Value Fund                                   Putnam VT New Value Fund
                AIM V.I. Capital Appreciation Fund                    Putnam VT Vista Fund
                AIM V.I. International Equity Fund                    Putnam VT International Growth Fund
           Alliance Variable Products Series Fund, Inc. (Alliance):   Putnam VT International New Opportunities Fund
                Premier Growth Portfolio                            Franklin Templeton Variable Insurance Products Trust (Templeton)
                Real Estate Investment Portfolio                      Templeton Global Income Securities Fund
           Liberty Variable Investment Trust (Liberty)                Franklin Small Cap Fund
                Newport Tiger Fund, Variable Series                   Templeton Growth Securities Fund
           Goldman Sachs Variable Insurance Trust (Goldman Sachs)     Templeton International Securities Fund
                Growth and Income Fund                                Templeton Developing Markets Securities Fund
                International Equity Fund                             Mutual Shares Securities Fund
                Global Income Fund                                    Franklin Large Cap Growth Securities Fund
                Internet Tollkeeper Fund





METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(2)       SIGNIFICANT ACCOUNTING POLICIES

          (A) INVESTMENT VALUATION

              Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex- distribution date.

          (B) REINVESTMENT OF DISTRIBUTIONS

              With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

              GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

          (C) FEDERAL INCOME TAXES

              The operations of the Separate Account are included in the federal income tax return of MLIOC which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, MLIOC believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life insurance policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for federal income taxes that would be attributable to the variable life insurance policies.


(3)       SEPARATE ACCOUNT EXPENSES

          For flexible premium variable universal life policies, MLIOC deducts a daily charge from the net assets of the Separate Account sub-accounts for the assumption of mortality and expense risks. The daily charge is equivalent on an annual basis to 0.55% for the first 10 policy years, 0.45% for policy years 11-20 and 0.35% thereafter.


(4)       CONTRACT CHARGES AND FEES

          There are contract charges and fees associated with the variable life insurance policies. MLIOC deducts from the policy account value that reduces the return on investment. MLIOC sells single premium variable life (SPVL) and flexible premium variable universal life (FPVL) policies and the contract charges and fees vary.

          The insurance charges for SPVL policies include mortality and expense risk, administrative, tax expense and cost of insurance. These charges are deducted from the policy account value on a monthly basis. Withdrawals during the first 10 years may be subject to a contingent deferred sales charge. In addition, MLIOC deducts a deferred premium tax charge on premium surrendered during the first 10 years. MLIOC charges a $30 annual contract maintenance fee on policies with values less than $50,000. Subject to certain restrictions, policy owners may transfer accumulated value between the available Separate Account sub-accounts. MLIOC deducts a transfer fee on each transfer in excess of twelve transfers during a policy year. Transfers made in a dollar cost averaging program are not subject to the transfer fee. The insurance charges and fees are explained in the product prospectus.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(4)       CONTRACT CHARGES AND FEES, CONTINUED


          The insurance charges for FPVL policies include tax expense, selection and expense, monthly policy charge, cost of insurance and the charges for additional benefit riders. These charges are deducted from the policy account value on a monthly basis. MLIOC deducts a sales charge from each premium payment. In addition, MLIOC will deduct a contingent deferred sales charge during the first 10 years if certain conditions occur. Subject to certain restrictions, policy owners may transfer or withdraw accumulated value between the available Separate Account sub-accounts and the General Account. MLIOC deducts a fee on each transfer or withdrawal in excess of twelve transfers and withdrawals during a policy year. The insurance charges and fees are explained in the product prospectus.

METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(5)   COST BASIS OF INVESTMENTS
      The cost basis of each sub-account's investment follows:


      Met Investors Lord Abbett Growth and Income Portfolio $  531,724     Scudder II Small Cap Growth Portfolio                $ 11
      Met Investors Bond Debenture Portfolio                   213,784     Scudder II Small Cap Value Portfolio                   10
      Met Investors Developing Growth Portfolio                  2,169     Scudder II Government Securities Portfolio             10
      Met Investors Mid-Cap Value Portfolio                     92,527     MFS Research Series                                   151
      Met Investors Quality Bond Portfolio                         225     MFS Investors Trust Series                          5,944
      Met Investors Small Cap Stock Portfolio                  111,853     MFS Emerging Growth Series                            104
      Met Investors Large Cap Stock Portfolio                  597,677     MFS High Income Series                              2,082
      Met Investors Select Equity Portfolio                    207,921     MFS Global Governments Series                         104
      Met Investors International Equity Portfolio             171,046     MFS New Discovery Series                            4,000
      GACC Money Market Fund                                     1,084     Oppenheimer Capital Appreciation Portfolio            109
      Russell Multi-Style Equity Fund                              103     Oppenheimer Main Street Growth & Income Portfolio     100
      Russell Aggressive Equity Fund                               108     Oppenheimer High Income Portfolio                     110
      Russell Non-US Fund                                          105     Oppenheimer Bond Portfolio                          5,938
      Russell Core Bond Fund                                       108     Oppenheimer Strategic Bond Portfolio                  106
      Russell Real Estate Securities Fund                          107     Putnam VT Growth and Income Fund                    5,933
      AIM V.I. Value Fund                                      147,564     Putnam VT New Value Fund                              105
      AIM V.I. Capital Appreciation Fund                        47,107     Putnam VT Vista Fund                                  107
      AIM V.I. International Equity Fund                           191     Putnam VT International Growth Fund                 2,052
      Alliance Premier Growth Portfolio                          6,237     Putnam VT International New Opportunities Fund        100
      AllianceBernstein Real Estate Investment Portfolio         2,121     Templeton Global Income Securities Fund               109
      Liberty Newport Tiger Fund, Variable                         101     Franklin Small Cap Fund                            14,428
      Goldman Sachs Growth and Income Fund                         100     Templeton Growth Securities Fund                   52,264
      Goldman Sachs International Equity Fund                      105     Templeton International Securities Fund             2,684
      Goldman Sachs Global Income Fund                             110     Templeton Developing Markets Securities Fund        2,062
      Goldman Sachs Internet Tollkeeper Fund                       100     Templeton Mutual Shares Securities Fund               110
                                                                           Franklin Large Cap Growth Securities Fund             135
                                                                                                                         -----------
                                                                                                                         $ 2,233,145
                                                                                                                         ===========



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(6)    UNIT FAIR VALUE

                                                                                                     Sub-account
                                                                      Commenced                Accumulation Unit Value
                                                                                     ----------------------------------------
                                                                     Operations       09/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Single premium variable life policies (SPVL):
         Met Investors Lord Abbett Growth and Income Portfolio          04/29/99       11.808519     14.273407     12.448204
         Met Investors Bond Debenture Portfolio                         04/29/99       10.491297     10.699708     10.614338
         Met Investors Developing Growth Portfolio                      07/17/99        7.850820     10.593670     13.050371
         Met Investors Large Cap Research Portfolio                     07/12/99               -     15.506992     13.771430
         Met Investors Mid-Cap Value Portfolio                          07/12/99       14.684892     15.473303     10.119059
         Met Investors Quality Bond Portfolio                           07/19/99       12.551117     11.755302     10.551764
         Met Investors Small Cap Stock Portfolio                        04/29/99        8.733792     11.499103     12.850204
         Met Investors Large Cap Stock Portfolio                        04/29/99       10.072351     12.629852     14.283064
         Met Investors Select Equity Portfolio                          06/29/99        9.662671     11.815526     12.600289
         Met Investors International Equity Portfolio                   05/04/99        8.349337     11.299757     13.571289
         GACC Money Market Fund                                         03/01/99       12.130216     11.723325     11.013039
         AIM V.I. Value Fund                                            05/03/99        7.977825     10.049558     11.774189
         AIM V.I. Capital Appreciation Fund                             05/03/99        8.041539     12.406258     13.925402
         AIM V.I. International Equity Fund                             05/01/00        5.846517      8.007613             -
         Templeton Global Income Securities Fund                        07/19/99       10.755214     10.497353      9.970060
         Franklin Small Cap Fund                                        07/19/99        8.108553     11.824459     14.136079
         Templeton Growth Securities Fund                               07/19/99       10.539345     11.828016     11.011283
         Templeton International Securities Fund                        07/19/99        8.199748     10.590540     10.827249
         Franklin Large Cap Growth Securities Fund                      07/19/99       10.310191     12.986543     12.333825


       Flexible premium variable universal life policies (FPVL):
         Met Investors Lord Abbett Growth and Income Portfolio          05/01/00        9.363798     11.365063             -
         Met Investors Bond Debenture Portfolio                         05/01/00        9.737990      9.972387             -
         Met Investors Developing Growth Portfolio                      05/01/00        6.491123      8.795134             -
         Met Investors Large Cap Research Portfolio                     05/01/00               -     11.494327             -
         Met Investors Mid-Cap Value Portfolio                          05/01/00       12.615875     13.347979             -
         Met Investors Quality Bond Portfolio                           05/01/00       11.598004     10.907389             -
         Met Investors Small Cap Stock Portfolio                        05/01/00        6.964769      9.207861             -
         Met Investors Large Cap Stock Portfolio                        05/01/00        7.027668      8.848455             -




                                                                                                    Sub-account
                                                                                                  Accumulation Unit
                                                                      Commenced               Net Assets (in thousands)
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Single premium variable life policies (SPVL):
         Met Investors Lord Abbett Growth and Income Portfolio          04/29/99             486           439             -
         Met Investors Bond Debenture Portfolio                         04/29/99             187           227             -
         Met Investors Developing Growth Portfolio                      07/17/99               1             2             -
         Met Investors Large Cap Research Portfolio                     07/12/99               -           157             -
         Met Investors Mid-Cap Value Portfolio                          07/12/99             103            91             -
         Met Investors Quality Bond Portfolio                           07/19/99               0             -             -
         Met Investors Small Cap Stock Portfolio                        04/29/99              85           110             -
         Met Investors Large Cap Stock Portfolio                        04/29/99             405           512             -
         Met Investors Select Equity Portfolio                          06/29/99             141           203             -
         Met Investors International Equity Portfolio                   05/04/99             100           138             -
         GACC Money Market Fund                                         03/01/99               0             -             -
         AIM V.I. Value Fund                                            05/03/99              99           137             -
         AIM V.I. Capital Appreciation Fund                             05/03/99              30            40             -
         AIM V.I. International Equity Fund                             05/01/00               0             -             -
         Templeton Global Income Securities Fund                        07/19/99               0             -             -
         Franklin Small Cap Fund                                        07/19/99               8            11             -
         Templeton Growth Securities Fund                               07/19/99              36            41             -
         Templeton International Securities Fund                        07/19/99               0             -             -
         Franklin Large Cap Growth Securities Fund                      07/19/99               0             -             -


       Flexible premium variable universal life policies (FPVL):
         Met Investors Lord Abbett Growth and Income Portfolio          05/01/00               0             -             -
         Met Investors Bond Debenture Portfolio                         05/01/00               0             -             -
         Met Investors Developing Growth Portfolio                      05/01/00               0             -             -
         Met Investors Large Cap Research Portfolio                     05/01/00               -             -             -
         Met Investors Mid-Cap Value Portfolio                          05/01/00               2             -             -
         Met Investors Quality Bond Portfolio                           05/01/00               0             -             -
         Met Investors Small Cap Stock Portfolio                        05/01/00               0             -             -
         Met Investors Large Cap Stock Portfolio                        05/01/00               0             -             -


                                                                                                     Sub-account
                                                                                                   Accumulation Unit
                                                                      Commenced                      Total Return
                                                                                      ----------------------------------------
                                                                     Operations         9/30/01      12/31/00      12/31/99
                                                                     ------------     ------------  ------------  ------------

       Single premium variable life policies (SPVL):
         Met Investors Lord Abbett Growth and Income Portfolio          04/29/99          -17.27%        14.66%         4.60%
         Met Investors Bond Debenture Portfolio                         04/29/99           -1.95%         0.80%         0.70%
         Met Investors Developing Growth Portfolio                      07/17/99          -25.89%       -18.82%        12.75%
         Met Investors Large Cap Research Portfolio                     07/12/99                -        12.60%         9.95%
         Met Investors Mid-Cap Value Portfolio                          07/12/99           -5.10%        52.91%        -5.60%
         Met Investors Quality Bond Portfolio                           07/19/99            6.77%        11.41%        -0.23%
         Met Investors Small Cap Stock Portfolio                        04/29/99          -24.05%       -10.51%        44.89%
         Met Investors Large Cap Stock Portfolio                        04/29/99          -20.25%       -11.57%         6.90%
         Met Investors Select Equity Portfolio                          06/29/99          -18.22%        -6.23%        -0.35%
         Met Investors International Equity Portfolio                   05/04/99          -26.11%       -16.74%        20.84%
         GACC Money Market Fund                                         03/01/99            3.47%         6.45%         4.34%
         AIM V.I. Value Fund                                            05/03/99          -20.62%       -14.65%        17.74%
         AIM V.I. Capital Appreciation Fund                             05/03/99          -35.18%       -10.91%        28.36%
         AIM V.I. International Equity Fund                             05/01/00          -26.99%       -19.92%             -
         Templeton Global Income Securities Fund                        07/19/99            2.46%         5.29%        -0.30%
         Franklin Small Cap Fund                                        07/19/99          -31.43%       -16.35%        41.36%
         Templeton Growth Securities Fund                               07/19/99          -10.90%         7.42%        10.11%
         Templeton International Securities Fund                        07/19/99          -22.57%        -2.19%         8.27%
         Franklin Large Cap Growth Securities Fund                      07/19/99          -20.61%         5.29%        23.34%


       Flexible premium variable universal life policies (FPVL):
         Met Investors Lord Abbett Growth and Income Portfolio          05/01/00          -17.61%        13.65%             -
         Met Investors Bond Debenture Portfolio                         05/01/00           -2.35%        -0.28%             -
         Met Investors Developing Growth Portfolio                      05/01/00          -26.20%       -12.05%             -
         Met Investors Large Cap Research Portfolio                     05/01/00                -        14.94%             -
         Met Investors Mid-Cap Value Portfolio                          05/01/00           -5.48%        33.48%             -
         Met Investors Quality Bond Portfolio                           05/01/00            6.33%         9.07%             -
         Met Investors Small Cap Stock Portfolio                        05/01/00          -24.36%        -7.92%             -
         Met Investors Large Cap Stock Portfolio                        05/01/00          -20.58%       -11.52%             -



METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(6)    UNIT FAIR VALUE, CONTINUED

                                                                                                  Sub-account
                                                                      Commenced              Accumulation Unit Value
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Flexible premium variable universal life policies (FPVL), continued:
         Met Investors Select Equity Portfolio                          05/01/00        7.587703      9.316547             -
         Met Investors International Equity Portfolio                   05/01/00        6.363060      8.647153             -
         GACC Money Market Fund                                         11/29/99       10.960596     10.636600     10.047103
         Russell Multi-Style Equity Fund                                05/01/00        6.932065      9.002885             -
         Russell Aggressive Equity Fund                                 05/01/00        7.737930      9.508158             -
         Russell Non-US Fund                                            05/01/00        6.560771      8.990796             -
         Russell Core Bond Fund                                         05/01/00       11.513389     10.778364             -
         Russell Real Estate Securities Fund                            05/01/00       12.068139     11.655683             -
         AIM V.I. Value Fund                                            05/01/00        6.358807      8.043170             -
         AIM V.I. Capital Appreciation Fund                             05/01/00        5.402047      8.368587             -
         AIM V.I. International Equity Fund                             05/01/00        5.801235      7.978430             -
         Alliance Premier Growth Portfolio                              05/01/00        5.685539      7.914624             -
         AllianceBernstein Real Estate Investment Portfolio             05/01/00       11.903506     11.309318             -
         Liberty Newport Tiger Fund, Variable                           05/01/00        5.969113      8.809653             -
         Goldman Sachs Growth and Income Fund                           05/01/00        7.778338      9.401603             -
         Goldman Sachs International Equity Fund                        05/01/00        6.353202      8.789453             -
         Goldman Sachs Global Income Fund                               05/01/00       11.105575     10.648936             -
         Goldman Sachs Internet Tollkeeper Fund                         07/03/00        3.486170      6.539632             -
         Scudder II Small Cap Growth Portfolio                          05/01/00        4.808272      8.432102             -
         Scudder II Small Cap Value Portfolio                           05/01/00       10.521075     10.430869             -
         Scudder II Government Securities Portfolio                     05/01/00       11.642603     10.858457             -
         MFS Research Series                                            05/01/00        6.259250      8.963784             -
         MFS Investors Trust Series                                     05/01/00        7.675142      9.916426             -
         MFS Emerging Growth Series                                     05/01/00        4.370881      8.048986             -
         MFS High Income Series                                         05/01/00        8.926090      9.284257             -
         MFS Global Governments Series                                  05/01/00       10.998625     10.542896             -
         MFS New Discovery Series                                       09/01/00        6.467349      8.622034             -
         Oppenheimer Capital Appreciation Fund                          05/01/00        6.809951      9.037208             -
         Oppenheimer Main Street Growth & Income Fund                   05/01/00        7.485148      9.021560             -
         Oppenheimer High Income Fund                                   05/01/00        9.326249      9.742885             -


                                                                                                   Sub-account
                                                                                                Accumulation Unit
                                                                      Commenced             Net Assets (in thousands)
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Flexible premium variable universal life policies (FPVL), continued:
         Met Investors Select Equity Portfolio                          05/01/00               0             -             -
         Met Investors International Equity Portfolio                   05/01/00               0             -             -
         GACC Money Market Fund                                         11/29/99               1             -             -
         Russell Multi-Style Equity Fund                                05/01/00               0             -             -
         Russell Aggressive Equity Fund                                 05/01/00               0             -             -
         Russell Non-US Fund                                            05/01/00               0             -             -
         Russell Core Bond Fund                                         05/01/00               0             -             -
         Russell Real Estate Securities Fund                            05/01/00               0             -             -
         AIM V.I. Value Fund                                            05/01/00               0             -             -
         AIM V.I. Capital Appreciation Fund                             05/01/00               0             -             -
         AIM V.I. International Equity Fund                             05/01/00               0             -             -
         Alliance Premier Growth Portfolio                              05/01/00               5             -             -
         AllianceBernstein Real Estate Investment Portfolio             05/01/00               2             -             -
         Liberty Newport Tiger Fund, Variable                           05/01/00               0             -             -
         Goldman Sachs Growth and Income Fund                           05/01/00               0             -             -
         Goldman Sachs International Equity Fund                        05/01/00               0             -             -
         Goldman Sachs Global Income Fund                               05/01/00               0             -             -
         Goldman Sachs Internet Tollkeeper Fund                         07/03/00               0             -
         Scudder II Small Cap Growth Portfolio                          05/01/00               0             -             -
         Scudder II Small Cap Value Portfolio                           05/01/00               0             -             -
         Scudder II Government Securities Portfolio                     05/01/00               0             -             -
         MFS Research Series                                            05/01/00               0             -             -
         MFS Investors Trust Series                                     05/01/00               5             -             -
         MFS Emerging Growth Series                                     05/01/00               0             -             -
         MFS High Income Series                                         05/01/00               2             -             -
         MFS Global Governments Series                                  05/01/00               0             -             -
         MFS New Discovery Series                                       09/01/00               3             -
         Oppenheimer Capital Appreciation Fund                          05/01/00               0             -             -
         Oppenheimer Main Street Growth & Income Fund                   05/01/00               0             -             -
         Oppenheimer High Income Fund                                   05/01/00               0             -             -



                                                                                                   Sub-account
                                                                                                Accumulation Unit
                                                                      Commenced                   Total Return
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Flexible premium variable universal life policies (FPVL), continued:
         Met Investors Select Equity Portfolio                          05/01/00         -18.56%        -6.83%             -
         Met Investors International Equity Portfolio                   05/01/00         -26.41%       -13.53%             -
         GACC Money Market Fund                                         11/29/99           3.05%         5.87%         0.47%
         Russell Multi-Style Equity Fund                                05/01/00         -23.00%        -9.97%             -
         Russell Aggressive Equity Fund                                 05/01/00         -18.62%        -4.92%             -
         Russell Non-US Fund                                            05/01/00         -27.03%       -10.09%             -
         Russell Core Bond Fund                                         05/01/00           6.82%         7.78%             -
         Russell Real Estate Securities Fund                            05/01/00           3.54%        16.56%             -
         AIM V.I. Value Fund                                            05/01/00         -20.94%       -19.57%             -
         AIM V.I. Capital Appreciation Fund                             05/01/00         -35.45%       -16.31%             -
         AIM V.I. International Equity Fund                             05/01/00         -27.29%       -20.22%             -
         Alliance Premier Growth Portfolio                              05/01/00         -28.16%       -20.85%             -
         AllianceBernstein Real Estate Investment Portfolio             05/01/00           5.25%        13.09%             -
         Liberty Newport Tiger Fund, Variable                           05/01/00         -32.24%       -11.90%             -
         Goldman Sachs Growth and Income Fund                           05/01/00         -17.27%        -5.98%             -
         Goldman Sachs International Equity Fund                        05/01/00         -27.72%       -12.11%             -
         Goldman Sachs Global Income Fund                               05/01/00           4.29%         6.49%             -
         Goldman Sachs Internet Tollkeeper Fund                         07/03/00         -46.69%       -34.60%
         Scudder II Small Cap Growth Portfolio                          05/01/00         -42.98%       -15.68%             -
         Scudder II Small Cap Value Portfolio                           05/01/00           0.86%         4.31%             -
         Scudder II Government Securities Portfolio                     05/01/00           7.22%         8.58%             -
         MFS Research Series                                            05/01/00         -30.17%       -10.36%             -
         MFS Investors Trust Series                                     05/01/00         -22.60%        -0.84%             -
         MFS Emerging Growth Series                                     05/01/00         -45.70%       -19.51%             -
         MFS High Income Series                                         05/01/00          -3.86%        -7.16%             -
         MFS Global Governments Series                                  05/01/00           4.32%         5.43%             -
         MFS New Discovery Series                                       09/01/00         -24.99%       -13.78%
         Oppenheimer Capital Appreciation Fund                          05/01/00         -24.65%        -9.63%             -
         Oppenheimer Main Street Growth & Income Fund                   05/01/00         -17.03%        -9.78%             -
         Oppenheimer High Income Fund                                   05/01/00          -4.28%        -2.57%             -


METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
September 30, 2001
Unaudited


(6)    UNIT FAIR VALUE, CONTINUED

                                                                                                   Sub-account
                                                                      Commenced              Accumulation Unit Value
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Flexible premium variable universal life policies (FPVL), continued:
         Oppenheimer Bond Fund                                          05/01/00       11.522623     10.564621             -
         Oppenheimer Strategic Bond Fund                                05/01/00       10.215373     10.202909             -
         Putnam VT Growth and Income Fund                               05/01/00        9.517780     10.867548             -
         Putnam VT New Value Fund                                       05/01/00       11.127418     11.965271             -
         Putnam VT Vista Fund                                           05/01/00        4.416013      8.370416             -
         Putnam VT International Growth Fund                            05/01/00        6.698471      9.143180             -
         Putnam VT International New Opportunities Fund                 05/01/00        4.377859      6.637508             -
         Franklin Small Cap Fund                                        05/01/00        5.724128      8.381854             -
         Templeton International Securities Fund                        05/01/00        7.923117     10.275495             -
         Templeton Developing Markets Securities Fund                   05/01/00        6.523940      8.072320             -
         Templeton Mutual Shares Securities Fund                        05/01/00       11.062196     11.041421             -


                                                                                                    Sub-account
                                                                                                 Accumulation Unit
                                                                      Commenced              Net Assets (in thousands)
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Flexible premium variable universal life policies (FPVL), continued:
         Oppenheimer Bond Fund                                          05/01/00               6             -             -
         Oppenheimer Strategic Bond Fund                                05/01/00               0             -             -
         Putnam VT Growth and Income Fund                               05/01/00               5             -             -
         Putnam VT New Value Fund                                       05/01/00               0             -             -
         Putnam VT Vista Fund                                           05/01/00               0             -             -
         Putnam VT International Growth Fund                            05/01/00               2             -             -
         Putnam VT International New Opportunities Fund                 05/01/00               0             -             -
         Franklin Small Cap Fund                                        05/01/00               0             -             -
         Templeton International Securities Fund                        05/01/00               2             -             -
         Templeton Developing Markets Securities Fund                   05/01/00               2             -             -
         Templeton Mutual Shares Securities Fund                        05/01/00               0             -             -


                                                                                                   Sub-account
                                                                                                 Accumulation Unit
                                                                      Commenced                    Total Return
                                                                                     ----------------------------------------
                                                                     Operations        9/30/01      12/31/00      12/31/99
                                                                     ------------    ------------  ------------  ------------

       Flexible premium variable universal life policies (FPVL), continued:
         Oppenheimer Bond Fund                                          05/01/00           9.07%         5.65%             -
         Oppenheimer Strategic Bond Fund                                05/01/00           0.12%         2.03%             -
         Putnam VT Growth and Income Fund                               05/01/00         -12.42%         8.68%             -
         Putnam VT New Value Fund                                       05/01/00          -7.00%        19.65%             -
         Putnam VT Vista Fund                                           05/01/00         -47.24%       -16.30%             -
         Putnam VT International Growth Fund                            05/01/00         -26.74%        -8.57%             -
         Putnam VT International New Opportunities Fund                 05/01/00         -34.04%       -33.62%             -
         Franklin Small Cap Fund                                        05/01/00         -31.71%       -16.18%             -
         Templeton International Securities Fund                        05/01/00         -22.89%         2.75%             -
         Templeton Developing Markets Securities Fund                   05/01/00         -19.18%       -19.28%             -
         Templeton Mutual Shares Securities Fund                        05/01/00           0.19%        10.41%             -

      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION)
      The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation (depreciation)
      for each sub-account during the period ended September 30, 2001 and the years ending December 31, 2000 and December 31, 1999 follows:

                                                                                               Realized Gain (Loss)
                                                                      -------------------------------------------------------------
                                                                           Aggregate           Aggregate Cost
                                                           Year or     Proceeds from Sales    of Portfolio Shares       Realized
                                                           Period      of Portfolio Shares        Redeemed            Gain (Loss)
                                                          ---------   -------------------     -----------------     ---------------


      Met Investors Lord Abbett Growth and Income Portfolio   2001              $ 47,972              $ 45,141             $ 2,831
                                                              2000                 8,492                 8,092                 400
                                                              1999                 1,940                 1,990                 (50)

      Met Investors Bond Debenture Portfolio                  2001                37,306                37,470                (164)
                                                              2000                 4,305                 4,337                 (32)
                                                              1999                   727                   725                   2

      Met Investors Developing Growth Portfolio               2001                    33                    40                  (7)
                                                              2000                     7                     8                  (1)
                                                              1999                     -                     -                   -

      Met Investors Large Cap Research Portfolio              2001               174,617               163,675              10,942
                                                              2000                 2,925                 2,817                 108
                                                              1999                 1,159                 1,172                 (13)

      Met Investors Mid-Cap Value Portfolio                   2001                 1,903                 1,484                 419
                                                              2000                 1,682                 1,503                 179
                                                              1999                   715                   761                 (46)

      Met Investors Quality Bond Portfolio                    2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Met Investors Small Cap Stock Portfolio                 2001                 1,772                 1,776                  (4)
                                                              2000                10,147                 6,571               3,576
                                                              1999                 1,150                 1,073                  77

      Met Investors Large Cap Stock Portfolio                 2001                 8,118                10,241              (2,123)
                                                              2000                21,802                22,601                (799)
                                                              1999                 3,539                 3,655                (116)

      Met Investors Select Equity Portfolio                   2001                29,549                35,263              (5,714)
                                                              2000                15,043                16,522              (1,479)
                                                              1999                 1,195                 1,362                (167)

      Met Investors International Equity Portfolio            2001                 2,091                 2,863                (772)
                                                              2000                 3,162                 3,214                 (52)
                                                              1999                 1,062                 1,031                  31

      GACC Money Market Fund                                  2001               112,144               111,940                 204
                                                              2000               748,803               740,938               7,865
                                                              1999             1,342,862             1,336,722               6,140

      Russell Multi-Style Equity Fund                         2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Russell Aggressive Equity Fund                          2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -




      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                               Realized Gain (Loss)
                                                                      -------------------------------------------------------------
                                                                           Aggregate           Aggregate Cost
                                                           Year or     Proceeds from Sales     of Fund Shares          Realized
                                                           Period       of Fund Shares            Redeemed            Gain (Loss)
                                                          ---------   -------------------     -----------------     ---------------


      Russell Non-US Fund                                     2001                   $ -                   $ -                 $ -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Russell Core Bond Fund                                  2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Russell Real Estate Securities Fund                     2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      AIM V.I. Value Fund                                     2001                15,574                19,048              (3,474)
                                                              2000                 4,747                 4,705                  42
                                                              1999                   246                   240                   6

      AIM V.I. Capital Appreciation Fund                      2001                 9,300                10,749              (1,449)
                                                              2000                 1,082                   857                 225
                                                              1999                   134                   117                  17

      AIM V.I. International Equity Fund                      2001                    44                    63                 (19)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Alliance Premier Growth Portfolio                       2001                    69                    84                 (15)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      AllianceBernstein Real Estate Investment Portfolio      2001                    27                    27                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Liberty Newport Tiger Fund, Variable                    2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Goldman Sachs Growth and Income Fund                    2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Goldman Sachs International Equity Fund                 2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Goldman Sachs Global Income Fund                        2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Goldman Sachs Internet Tollkeeper Fund                  2001                     -                     -                   -
                                                              2000                     1                     1                   -
                                                              1999                     -                     -                   -

      Scudder II Small Cap Growth Portfolio                   2001                    60                    99                 (39)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -



      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                               Realized Gain (Loss)
                                                                      -------------------------------------------------------------
                                                                           Aggregate           Aggregate Cost
                                                           Year or     Proceeds from Sales     of Fund Shares          Realized
                                                           Period       of Fund Shares            Redeemed            Gain (Loss)
                                                          ---------   -------------------     -----------------     ---------------


      Scudder II Small Cap Value Portfolio                    2001                 $ 104                  $ 90                $ 14
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Scudder II Government Securities Portfolio              2001                   102                    94                   8
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      MFS Research Series                                     2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      MFS Investors Trust Series                              2001                    72                    80                  (8)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      MFS Emerging Growth Series                              2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      MFS High Income Series                                  2001                    25                    27                  (2)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      MFS Global Governments Series                           2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      MFS New Discovery Series                                2001                    47                    53                  (6)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Oppenheimer Capital Appreciation Fund                   2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Oppenheimer Main Street Growth & Income Fund            2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Oppenheimer High Income Fund                            2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Oppenheimer Bond Fund                                   2001                    82                    79                   3
                                                              2000                    13                    13                   -
                                                              1999                     -                     -                   -

      Oppenheimer Strategic Bond Fund                         2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Putnam VT Growth and Income Fund                        2001                    73                    79                  (6)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -




      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                               Realized Gain (Loss)
                                                                      -------------------------------------------------------------
                                                                           Aggregate           Aggregate Cost
                                                           Year or     Proceeds from Sales     of Fund Shares          Realized
                                                           Period       of Fund Shares            Redeemed            Gain (Loss)
                                                          ---------   -------------------     -----------------     ---------------


      Putnam VT New Value Fund                                2001                   $ -                   $ -                 $ -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Putnam VT Vista Fund                                    2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Putnam VT International Growth Fund                     2001                    24                    27                  (3)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Putnam VT International New Opportunities Fund          2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Templeton Global Income Securities Fund                 2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Franklin Small Cap Fund                                 2001                   156                   233                 (77)
                                                              2000                   153                   182                 (29)
                                                              1999                     -                     -                   -

      Templeton Growth Securities Fund                        2001                   706                   838                (132)
                                                              2000                   858                   963                (105)
                                                              1999                     -                     -                   -

      Templeton International Securities Fund                 2001                    24                    33                  (9)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Templeton Developing Markets Securities Fund            2001                    24                    27                  (3)
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Templeton Mutual Shares Securities Fund                 2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -

      Franklin Large Cap Growth Securities Fund               2001                     -                     -                   -
                                                              2000                     -                     -                   -
                                                              1999                     -                     -                   -






      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                     Unrealized Appreciation (Depreciation)
                                                                      -------------------------------------------------------------
                                                                         Appreciation           Appreciation
                                                           Year or      (Depreciation)         (Depreciation)
                                                           Period        End of Period       Beginning of Period        Change
                                                          ---------   -------------------     -----------------     ---------------


      Met Investors Lord Abbett Growth and Income Portfolio   2001             $ (45,887)             $ 59,107          $ (104,994)
                                                              2000                59,107                 6,653              52,454
                                                              1999                 6,653                     -               6,653

      Met Investors Bond Debenture Portfolio                  2001               (26,606)               (8,790)            (17,816)
                                                              2000                (8,790)                3,004             (11,794)
                                                              1999                 3,004                     -               3,004

      Met Investors Developing Growth Portfolio               2001                  (671)                 (151)               (520)
                                                              2000                  (151)                   13                (164)
                                                              1999                    13                                        13

      Met Investors Large Cap Research Portfolio              2001                     -                16,664             (16,664)
                                                              2000                16,664                10,559               6,105
                                                              1999                10,559                     -              10,559

      Met Investors Mid-Cap Value Portfolio                   2001                12,004                27,188             (15,184)
                                                              2000                27,188                (3,680)             30,868
                                                              1999                (3,680)                                   (3,680)

      Met Investors Quality Bond Portfolio                    2001                    11                     6                   5
                                                              2000                     6                    (2)                  8
                                                              1999                    (2)                                       (2)

      Met Investors Small Cap Stock Portfolio                 2001               (26,624)               14,475             (41,099)
                                                              2000                14,475                34,574             (20,099)
                                                              1999                34,574                                    34,574

      Met Investors Large Cap Stock Portfolio                 2001              (192,997)              (88,398)           (104,599)
                                                              2000               (88,398)               16,032            (104,430)
                                                              1999                16,032                                    16,032

      Met Investors Select Equity Portfolio                   2001               (66,444)              (36,037)            (30,407)
                                                              2000               (36,037)              (10,304)            (25,733)
                                                              1999               (10,304)                                  (10,304)

      Met Investors International Equity Portfolio            2001               (71,086)              (20,558)            (50,528)
                                                              2000               (20,558)               16,888             (37,446)
                                                              1999                16,888                                    16,888

      GACC Money Market Fund                                  2001                    12                   (26)                 38
                                                              2000                   (26)                3,725              (3,751)
                                                              1999                 3,725                                     3,725

      Russell Multi-Style Equity Fund                         2001                   (33)                  (11)                (22)
                                                              2000                   (11)                    -                 (11)
                                                              1999                     -                     -                   -

      Russell Aggressive Equity Fund                          2001                   (30)                  (13)                (17)
                                                              2000                   (13)                    -                 (13)
                                                              1999                     -                     -                   -

      Russell Non-US Fund                                     2001                   (39)                  (15)                (24)
                                                              2000                   (15)                    -                 (15)
                                                              1999                     -                     -                   -




      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                     Unrealized Appreciation (Depreciation)
                                                                      -------------------------------------------------------------
                                                                         Appreciation           Appreciation
                                                           Year or      (Depreciation)         (Depreciation)
                                                           Period        End of Period       Beginning of Period        Change
                                                          ---------   -------------------     -----------------     ---------------


      Russell Core Bond Fund                                  2001                   $ 8                   $ 4                 $ 4
                                                              2000                     4                     -                   4
                                                              1999                     -                     -                   -

      Russell Real Estate Securities Fund                     2001                    15                    13                   2
                                                              2000                    13                     -                  13
                                                              1999                     -                     -                   -

      AIM V.I. Value Fund                                     2001               (48,224)              (25,869)            (22,355)
                                                              2000               (25,869)                4,069             (29,938)
                                                              1999                 4,069                                     4,069

      AIM V.I. Capital Appreciation Fund                      2001               (16,892)                   43             (16,935)
                                                              2000                    43                 6,608              (6,565)
                                                              1999                 6,608                                     6,608

      AIM V.I. International Equity Fund                      2001                   (74)                  (51)                (23)
                                                              2000                   (51)                    -                 (51)
                                                              1999                     -                     -                   -

      Alliance Premier Growth Portfolio                       2001                (1,642)                  (26)             (1,616)
                                                              2000                   (26)                    -                 (26)
                                                              1999                     -                     -                   -

      AllianceBernstein Real Estate Investment Portfolio      2001                    13                     9                   4
                                                              2000                     9                     -                   9
                                                              1999                     -                     -                   -

      Liberty Newport Tiger Fund, Variable                    2001                   (41)                  (13)                (28)
                                                              2000                   (13)                    -                 (13)
                                                              1999                     -                     -                   -

      Goldman Sachs Growth and Income Fund                    2001                   (22)                   (6)                (16)
                                                              2000                    (6)                    -                  (6)
                                                              1999                     -                     -                   -

      Goldman Sachs International Equity Fund                 2001                   (41)                  (17)                (24)
                                                              2000                   (17)                    -                 (17)
                                                              1999                     -                     -                   -

      Goldman Sachs Global Income Fund                        2001                     2                    (4)                  6
                                                              2000                    (4)                    -                  (4)
                                                              1999                     -                     -                   -

      Goldman Sachs Internet Tollkeeper Fund                  2001                   (65)                  (35)                (30)
                                                              2000                   (35)                    -                 (35)
                                                              1999                     -                     -                   -

      Scudder II Small Cap Growth Portfolio                   2001                    37                   (16)                 53
                                                              2000                   (16)                    -                 (16)
                                                              1999                     -                     -                   -

      Scudder II Small Cap Value Portfolio                    2001                    96                     4                  92
                                                              2000                     4                     -                   4
                                                              1999                     -                     -                   -

      Scudder II Government Securities Portfolio              2001                   107                     9                  98
                                                              2000                     9                     -                   9
                                                              1999                     -                     -                   -



      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                  Unrealized Appreciation (Depreciation)
                                                                      -------------------------------------------------------------
                                                                         Appreciation           Appreciation
                                                           Year or      (Depreciation)         (Depreciation)
                                                           Period        End of Period       Beginning of Period        Change
                                                          ---------   -------------------     -----------------     ---------------


      MFS Research Series                                     2001                 $ (88)                $ (10)              $ (78)
                                                              2000                   (10)                    -                 (10)
                                                              1999                     -                     -                   -

      MFS Investors Trust Series                              2001                  (970)                   (1)               (969)
                                                              2000                    (1)                    -                  (1)
                                                              1999                     -                     -                   -

      MFS Emerging Growth Series                              2001                   (60)                  (20)                (40)
                                                              2000                   (20)                    -                 (20)
                                                              1999                     -                     -                   -

      MFS High Income Series                                  2001                  (204)                   (7)               (197)
                                                              2000                    (7)                    -                  (7)
                                                              1999                     -                     -                   -

      MFS Global Governments Series                           2001                     7                     5                   2
                                                              2000                     5                     -                   5
                                                              1999                     -                     -                   -

      MFS New Discovery Series                                2001                  (914)                  (14)               (900)
                                                              2000                   (14)                    -                 (14)
                                                              1999                     -                     -                   -

      Oppenheimer Capital Appreciation Fund                   2001                   (40)                  (10)                (30)
                                                              2000                   (10)                    -                 (10)
                                                              1999                     -                     -                   -

      Oppenheimer Main Street Growth & Income Fund            2001                   (25)                  (10)                (15)
                                                              2000                   (10)                    -                 (10)
                                                              1999                     -                     -                   -

      Oppenheimer High Income Fund                            2001                   (16)                   (3)                (13)
                                                              2000                    (3)                    -                  (3)
                                                              1999                     -                     -                   -

      Oppenheimer Bond Fund                                   2001                   315                     6                 309
                                                              2000                     6                     -                   6
                                                              1999                     -                     -                   -

      Oppenheimer Strategic Bond Fund                         2001                    (3)                    2                  (5)
                                                              2000                     2                     -                   2
                                                              1999                     -                     -                   -

      Putnam VT Growth and Income Fund                        2001                  (771)                    9                (780)
                                                              2000                     9                     -                   9
                                                              1999                     -                     -                   -

      Putnam VT New Value Fund                                2001                     7                    20                 (13)
                                                              2000                    20                     -                  20
                                                              1999                     -                     -                   -

      Putnam VT Vista Fund                                    2001                   (62)                  (16)                (46)
                                                              2000                   (16)                    -                 (16)
                                                              1999                     -                     -                   -

      Putnam VT International Growth Fund                     2001                  (381)                   (9)               (372)
                                                              2000                    (9)                    -                  (9)
                                                              1999                     -                     -                   -




      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) CONTINUED:

                                                                                   Unrealized Appreciation (Depreciation)
                                                                      -------------------------------------------------------------
                                                                         Appreciation           Appreciation
                                                           Year or      (Depreciation)         (Depreciation)
                                                           Period        End of Period       Beginning of Period        Change
                                                          ---------   -------------------     -----------------     ---------------


      Putnam VT International New Opportunities Fund          2001                 $ (56)                $ (34)              $ (22)
                                                              2000                   (34)                    -                 (34)
                                                              1999                     -                     -                   -

      Templeton Global Income Securities Fund                 2001                    (1)                   (1)                  -
                                                              2000                    (1)                    -                  (1)
                                                              1999                     -                     -                   -

      Franklin Small Cap Fund                                 2001                (6,758)               (3,247)             (3,511)
                                                              2000                (3,247)                   41              (3,288)
                                                              1999                    41                     -                  41

      Templeton Growth Securities Fund                        2001               (16,097)               (4,171)            (11,926)
                                                              2000                (4,171)                   10              (4,181)
                                                              1999                    10                     -                  10

      Templeton International Securities Fund                 2001                  (925)                   (6)               (919)
                                                              2000                    (6)                    8                 (14)
                                                              1999                     8                     -                   8

      Templeton Developing Markets Securities Fund            2001                  (407)                  (19)               (388)
                                                              2000                   (19)                    -                 (19)
                                                              1999                     -                     -                   -

      Templeton Mutual Shares Securities Fund                 2001                     1                    10                  (9)
                                                              2000                    10                     -                  10
                                                              1999                     -                     -                   -

      Franklin Large Cap Growth Securities Fund               2001                   (32)                   22                 (54)
                                                              2000                    22                    23                  (1)
                                                              1999                    23                     -                  23


      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


      (8)  SUB-ACCOUNT ACCUMULATION UNITS OUTSTANDING

                                                                     9/30/01        12/31/00        12/31/99
                                                                  --------------  --------------  --------------

      Single premium variable life policies (SPVL):
           Met Investors Lord Abbett Growth and Income Portfolio         41,135          30,741          17,211
           Met Investors Bond Debenture Portfolio                        17,832          21,177          10,240
           Met Investors Developing Growth Portfolio                        183             186               9
           Met Investors Large Cap Research Portfolio                         -          10,125           8,504
           Met Investors Mid-Cap Value Portfolio                          6,988           5,864           6,003
           Met Investors Quality Bond Portfolio                               9               9               9
           Met Investors Small Cap Stock Portfolio                        9,751           9,534          10,224
           Met Investors Large Cap Stock Portfolio                       40,170          40,538          31,535
           Met Investors Select Equity Portfolio                         14,634          17,166          11,048
           Met Investors International Equity Portfolio                  11,965          12,178           8,926
           GACC Money Market Fund                                             9               9          28,826
           AIM V.I. Value Fund                                           12,444          13,681           5,407
           AIM V.I. Capital Appreciation Fund                             3,751           3,196           1,951
           AIM V.I. International Equity Fund                                10              10               -
           Templeton Global Income Securities Fund                           10              10              10
           Franklin Small Cap Fund                                          939             954              10
           Templeton Growth Securities Fund                               3,432           3,492              10
           Templeton International Securities Fund                           10              10              10
           Franklin Large Cap Growth Securities Fund                         10              10              10


      Flexible premium variable universal life (FPVL):
           Met Investors Lord Abbett Growth and Income Portfolio             10              10               -
           Met Investors Bond Debenture Portfolio                            10              10               -
           Met Investors Developing Growth Portfolio                         10              10               -
           Met Investors Large Cap Research Portfolio                         -              10               -
           Met Investors Mid-Cap Value Portfolio                            151              10               -
           Met Investors Quality Bond Portfolio                              10              10               -
           Met Investors Small Cap Stock Portfolio                           10              10               -
           Met Investors Large Cap Stock Portfolio                           10              10               -
           Met Investors Select Equity Portfolio                             10              10               -
           Met Investors International Equity Portfolio                      10              10               -
           GACC Money Market Fund                                            89              37              10
           Russell Multi-Style Equity Fund                                   10              10               -
           Russell Aggressive Equity Fund                                    10              10               -
           Russell Non-US Fund                                               10              10               -
           Russell Core Bond Fund                                            10              10               -
           Russell Real Estate Securities Fund                               10              10               -
           AIM V.I. Value Fund                                               10              10               -
           AIM V.I. Capital Appreciation Fund                                10              10               -
           AIM V.I. International Equity Fund                                10              10               -
           Alliance Premier Growth Portfolio                                807              10               -
           AllianceBernstein Real Estate Investment Portfolio               179              10               -




      METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE
      Notes to Financial Statements
      September 30, 2001
      Unaudited


      (8)  ACCUMULATION UNITS OUTSTANDING

                                                                        9/30/01     12/31/00        12/31/99
                                                                  --------------  --------------  --------------

      Flexible premium variable universal life (FPVL), continued:
           Liberty Newport Tiger Fund, Variable                              10              10               -
           Goldman Sachs Growth and Income Fund                              10              10               -
           Goldman Sachs International Equity Fund                           10              10               -
           Goldman Sachs Global Income Fund                                  10              10               -
           Goldman Sachs Internet Tollkeeper Fund                            10              10               -
           Scudder II Small Cap Growth Portfolio                             10              10               -
           Scudder II Small Cap Value Portfolio                              10              10               -
           Scudder II Government Securities Portfolio                        10              10               -
           MFS Research Series                                               10              10               -
           MFS Investors Trust Series                                       647              10               -
           MFS Emerging Growth Series                                        10              10               -
           MFS High Income Series                                           210              10               -
           MFS Global Governments Series                                     10              10               -
           MFS New Discovery Series                                         476              10               -
           Oppenheimer Capital Appreciation Fund                             10              10               -
           Oppenheimer Main Street Growth & Income Fund                      10              10               -
           Oppenheimer High Income Fund                                      10              10               -
           Oppenheimer Bond Fund                                            542              10               -
           Oppenheimer Strategic Bond Fund                                   10              10               -
           Putnam VT Growth and Income Fund                                 541              10               -
           Putnam VT New Value Fund                                          10              10               -
           Putnam VT Vista Fund                                              10              10               -
           Putnam VT International Growth Fund                              249              10               -
           Putnam VT International New Opportunities Fund                    10              10               -
           Franklin Small Cap Fund                                           10              10               -
           Templeton International Securities Fund                          211              10               -
           Templeton Developing Markets Securities Fund                     253              10               -
           Templeton Mutual Shares Securities Fund                           10              10               -






INDEPENDENT AUDITORS' REPORT


Board of Directors and Shareholder
Cova Financial Life Insurance Company
Contract Owners of Cova Variable Life Account Five


We have audited the accompanying statement of assets and liabilities of each of the sub-accounts (as disclosed in Note 1) comprising Cova Variable Life Account Five of Cova Financial Life Insurance Company (the Separate Account) as of December 31, 2000, and the related statements of operations and changes in net assets for each of the periods then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 2000 by correspondence with the account custodians. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts of Cova Variable Life Account Five of Cova Financial Life Insurance Company as of December 31, 2000, and the results of their operations and changes in their net assets for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 9, 2001

                          INDEPENDENT AUDITORS' REPORT



      The Contract Owners of Cova Variable
        Life Account Five, Board of Directors
        and Shareholder of Cova Financial Life
        Insurance Company:


      We have audited the accompanying statements of operations and changes in net assets of each of the sub-accounts comprising Cova Variable Life Account Five of Cova Financial Life Insurance Company (the Separate Account) for the year ended December 31, 1999. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1999 by correspondence with transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and changes in net assets of the sub-accounts of Cova Variable Life Account Five of Cova Financial Life Insurance Company for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


      /s/ KPMG LLP


      Chicago, Illinois
      March 20, 2000

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2000


Assets:
   Investments:
     Cova Series Trust (Cova):
       Lord Abbett Growth and Income Portfolio                   16,367 shares                                  $ 438,895
       Bond Debenture Portfolio                                  19,298 shares                                    226,692
       Developing Growth Portfolio                                  180 shares                                      2,058
       Large Cap Research Portfolio                              10,235 shares                                    157,122
       Mid-Cap Value Portfolio                                    5,370 shares                                     90,863
       Quality Bond Portfolio                                        20 shares                                        220
       Small Cap Stock Portfolio                                  7,402 shares                                    109,723
       Large Cap Stock Portfolio                                 30,556 shares                                    512,073
       Select Equity Portfolio                                   14,458 shares                                    202,922
       International Equity Portfolio                            10,920 shares                                    137,694
     General American Capital Company (GACC):
       Money Market Fund                                             23 shares                                        496
     Russell Insurance Funds (Russell):
       Multi-Style Equity Fund                                        6 shares                                         90
       Aggressive Equity Fund                                         8 shares                                         95
       Non-U.S. Fund                                                  8 shares                                         90
       Core Bond Fund                                                11 shares                                        108
       Real Estate Securities Fund                                   11 shares                                        117
     AIM Variable Insurance Funds, Inc. (AIM):
       AIM V.I. Value Fund                                        5,037 shares                                    137,573
       AIM V.I. Capital Appreciation Fund                         1,288 shares                                     39,734
       AIM V.I. International Equity Fund                             8 shares                                        160
     Alliance Variable Products Series Fund, Inc. (Alliance):
       Premier Growth Portfolio                                       2 shares                                         79
       Real Estate Investment Portfolio                              11 shares                                        113
     Liberty Variable Investment Trust (Liberty):
       Newport Tiger Fund, Variable Series                           40 shares                                         88
     Goldman Sachs Variable Insurance Trust (Goldman Sachs):
       Growth and Income Fund                                         9 shares                                         94
       International Equity Fund                                      7 shares                                         88
       Global Income Fund                                            11 shares                                        106
       Internet Tollkeeper                                           10 shares                                         65
     Kemper Variable Series (Kemper):
       Kemper Small Cap Growth Portfolio                             39 shares                                         84
       Kemper Small Cap Value Portfolio                              93 shares                                        104
       Kemper Government Securities Portfolio                        91 shares                                        109
     MFS Variable Insurance Trust (MFS):
       MFS Research Series                                            4 shares                                         90
       MFS Growth with Income Series                                  5 shares                                         99
       MFS Emerging Growth Series                                     3 shares                                         80
       MFS High Income Series                                         9 shares                                         93
       MFS Global Governments Series                                 11 shares                                        105
       MFS New Discovery                                              5 shares                                         86
     Oppenheimer Variable Account Funds (Oppenheimer):
       Oppenheimer Capital Appreciation Fund                          2 shares                                         90
       Oppenheimer Main Street Growth & Income Fund                   4 shares                                         90


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2000


Assets, continued:
   Investments, continued:
       Oppenheimer High Income Fund                                  11 shares                                         97
       Oppenheimer Bond Fund                                          9 shares                                        106
       Oppenheimer Strategic Bond Fund                               22 shares                                        102
     Putnam Variable Trust (Putnam):
       Putnam VT Growth and Income Fund                               4 shares                                        109
       Putnam VT New Value Fund                                       9 shares                                        120
       Putnam VT Vista Fund                                           4 shares                                         84
       Putnam VT International Growth Fund                            5 shares                                         91
       Putnam VT International New Opportunities Fund                 5 shares                                         66
     Franklin Templeton Variable Insurance Products Trust (Templeton):
       Templeton Global Income Securities Fund                        9 shares                                        105
       Franklin Small Cap Fund                                      535 shares                                     11,365
       Templeton Growth Securities Fund                           3,002 shares                                     41,309
       Templeton International Securities Fund                       11 shares                                        209
       Templeton Developing Markets Securities Fund                  15 shares                                         81
       Mutual Shares Securities Fund                                  8 shares                                        110
       Franklin Large Cap Growth Securities Fund                      6 shares                                        130
                                                                                                              ------------
         Total assets                                                                                         $ 2,112,472
                                                                                                              ============

Net Assets:
   Accumulation units:
     Cova Lord Abbett Growth and Income                                                                         $ 438,895
     Cova Bond Debenture                                                                                          226,692
     Cova Developing Growth                                                                                         2,058
     Cova Large Cap Research                                                                                      157,122
     Cova Mid-Cap Value                                                                                            90,863
     Cova Quality Bond                                                                                                220
     Cova Small Cap Stock                                                                                         109,723
     Cova Large Cap Stock                                                                                         512,073
     Cova Select Equity                                                                                           202,922
     Cova International Equity                                                                                    137,694
     GACC Money Market                                                                                                496
     Russell Multi-Style Equity                                                                                        90
     Russell Aggressive Equity                                                                                         95
     Russell Non-U.S.                                                                                                  90
     Russell Core Bond                                                                                                108
     Russell Real Estate Securities                                                                                   117
     AIM V.I. Value                                                                                               137,573
     AIM V.I. Capital Appreciation                                                                                 39,734
     AIM V.I. International Equity                                                                                    160
     Alliance Premier Growth                                                                                           79
     Alliance Real Estate Investment                                                                                  113
     Liberty Newport Tiger Fund, Variable                                                                              88
     Goldman Sachs Growth and Income                                                                                   94


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Assets and Liabilities
December 31, 2000


Net Assets, continued:
   Accumulation units, continued:
     Goldman Sachs International Equity                                                                                88
     Goldman Sachs Global Income                                                                                      106
     Goldman Sachs Internet Tollkeeper                                                                                 65
     Kemper Small Cap Growth                                                                                           84
     Kemper Small Cap Value                                                                                           104
     Kemper Government Securities                                                                                     109
     MFS Research                                                                                                      90
     MFS Growth with Income                                                                                            99
     MFS Emerging Growth                                                                                               80
     MFS High Income                                                                                                   93
     MFS Global Governments                                                                                           105
     MFS New Discovery                                                                                                 86
     Oppenheimer Capital Appreciation                                                                                  90
     Oppenheimer Main Street Growth & Income                                                                           90
     Oppenheimer High Income                                                                                           97
     Oppenheimer Bond                                                                                                 106
     Oppenheimer Strategic Bond                                                                                       102
     Putnam VT Growth and Income                                                                                      109
     Putnam VT New Value                                                                                              120
     Putnam VT Vista                                                                                                   84
     Putnam VT International Growth                                                                                    91
     Putnam VT International New Opportunities                                                                         66
     Templeton Global Income Securities                                                                               105
     Franklin Small Cap                                                                                            11,365
     Templeton Growth Securities                                                                                   41,309
     Templeton International Securities                                                                               209
     Templeton Developing Markets Securities                                                                           81
     Templeton Mutual Shares Securities                                                                               110
     Franklin Large Cap Growth Securities                                                                             130
                                                                                                              ------------
         Total net assets                                                                                     $ 2,112,472
                                                                                                              ============


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                                                                      Cova
                                             ---------------------------------------------------------------------------------------
                                             Lord Abbett
                                               Growth                                Large                                 Small
                                                and         Bond      Developing      Cap       Mid-Cap      Quality        Cap
                                               Income    Debenture      Growth      Research     Value         Bond        Stock
                                             ----------- -----------  -----------  ----------- -----------  -----------  -----------


Income:
   Dividends                               $      4,145      11,105            -          311         209           12            1

Expense:
   Mortality and expense risk                         -           -            -            -           -            -            -
                                             ----------- -----------  -----------  ----------- -----------  -----------  -----------
       Net investment income (loss)               4,145      11,105            -          311         209           12            1
                                             ----------- -----------  -----------  ----------- -----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                         400         (32)          (1)         108         179            -        3,576
   Realized gain distributions                    5,756           -           10       11,177         444            -        4,940
                                             ----------- -----------  -----------  ----------- -----------  -----------  -----------
       Net realized gain (loss)                   6,156         (32)           9       11,285         623            -        8,516
                                             ----------- -----------  -----------  ----------- -----------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                52,454     (11,794)        (164)       6,105      30,868            8      (20,099)
                                             ----------- -----------  -----------  ----------- -----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations            $     62,755        (721)        (155)      17,701      31,700           20      (11,582)
                                             =========== ===========  ===========  =========== ===========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                                         Cova                        GACC                    Russell
                                         ----------------------------------------  ----------  ------------------------------------

                                           Large                                                 Multi-
                                            Cap         Select     International     Money       Style      Aggressive
                                           Stock        Equity        Equity        Market       Equity       Equity     Non-U.S.
                                         -----------  -----------  --------------  ----------  -----------  -----------  ----------


Income:
   Dividends                            $     3,286        1,074             667           -            -            -           -

Expense:
   Mortality and expense risk                     -            -               -           -            -            -           -
                                         -----------  -----------  --------------  ----------  -----------  -----------  ----------
       Net investment income (loss)           3,286        1,074             667           -            -            -           -
                                         -----------  -----------  --------------  ----------  -----------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                    (799)      (1,479)            (52)      7,865            -            -           -
   Realized gain distributions               40,933       14,402           9,711          31            1            8           5
                                         -----------  -----------  --------------  ----------  -----------  -----------  ----------
       Net realized gain (loss)              40,134       12,923           9,659       7,896            1            8           5
                                         -----------  -----------  --------------  ----------  -----------  -----------  ----------

Change in unrealized appreciation
   (depreciation)                          (104,430)     (25,733)        (37,446)     (3,751)         (11)         (13)        (15)
                                         -----------  -----------  --------------  ----------  -----------  -----------  ----------

       Net increase (decrease) in net
         assets from operations         $   (61,010)     (11,736)        (27,120)      4,145          (10)          (5)        (10)
                                         ===========  ===========  ==============  ==========  ===========  ===========  ==========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                                      Russell                         AIM                          Alliance
                                             ----------------------  -------------------------------------  ------------------------

                                                           Real                    V.I.          V.I.                       Real
                                               Core       Estate      V.I.       Capital      International  Premier       Estate
                                               Bond     Securities    Value    Appreciation     Equity        Growth     Investment
                                             ---------  -----------  --------  -------------  ------------  -----------  -----------


Income:
   Dividends                               $        4            4       174              -             -            -            4

Expense:
   Mortality and expense risk                       -            -         -              -             -            -            -
                                             ---------  -----------  --------  -------------  ------------  -----------  -----------
       Net investment income (loss)                 4            4       174              -             -            -            4
                                             ---------  -----------  --------  -------------  ------------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                         -            -        42            225             -            -            -
   Realized gain distributions                      -            -     6,051          1,124            10            5            -
                                             ---------  -----------  --------  -------------  ------------  -----------  -----------
       Net realized gain (loss)                     -            -     6,093          1,349            10            5            -
                                             ---------  -----------  --------  -------------  ------------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                   4           13   (29,938)        (6,565)          (51)         (26)           9
                                             ---------  -----------  --------  -------------  ------------  -----------  -----------

       Net increase (decrease) in net
         assets from operations            $        8           17   (23,671)        (5,216)          (41)         (21)          13
                                             =========  ===========  ========  =============  ============  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                             Liberty                      Goldman Sachs                              Kemper
                                            -----------  -------------------------------------------------  ----------------------
                                             Newport
                                              Tiger       Growth                                              Small       Small
                                               Fund         and      International   Global     Internet       Cap         Cap
                                             Variable     Income        Equity       Income    Tollkeeper     Growth      Value
                                            -----------  ----------  -------------  ---------  -----------  -----------  ---------


Income:
   Dividends                              $          1           -              -         10            -            -          -

Expense:
   Mortality and expense risk                        -           -              -          -            -            -          -
                                            -----------  ----------  -------------  ---------  -----------  -----------  ---------
       Net investment income (loss)                  1           -              -         10            -            -          -
                                            -----------  ----------  -------------  ---------  -----------  -----------  ---------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                          -           -              -          -            -            -          -
   Realized gain distributions                       -           -              5          -            -            -          -
                                            -----------  ----------  -------------  ---------  -----------  -----------  ---------
       Net realized gain (loss)                      -           -              5          -            -            -          -
                                            -----------  ----------  -------------  ---------  -----------  -----------  ---------

Change in unrealized appreciation
   (depreciation)                                  (13)         (6)           (17)        (4)         (35)         (16)         4
                                            -----------  ----------  -------------  ---------  -----------  -----------  ---------

       Net increase (decrease) in net
         assets from operations           $        (12)         (6)           (12)         6          (35)         (16)         4
                                            ===========  ==========  =============  =========  ===========  ===========  =========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                              Kemper                                        MFS
                                            -----------  ---------------------------------------------------------------------------

                                                                       Growth
                                            Government                  and        Emerging       High       Global         New
                                            Securities    Research     Income       Growth       Income    Governments   Discovery
                                            -----------  ----------- -----------  -----------  ----------- ------------  -----------


Income:
   Dividends                              $          -            -           -            -            -            -            -

Expense:
   Mortality and expense risk                        -            -           -            -            -            -            -
                                            -----------  ----------- -----------  -----------  ----------- ------------  -----------
       Net investment income (loss)                  -            -           -            -            -            -            -
                                            -----------  ----------- -----------  -----------  ----------- ------------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                          -            -           -            -            -            -            -
   Realized gain distributions                       -            -           -            -            -            -            -
                                            -----------  ----------- -----------  -----------  ----------- ------------  -----------
       Net realized gain (loss)                      -            -           -            -            -            -            -
                                            -----------  ----------- -----------  -----------  ----------- ------------  -----------

Change in unrealized appreciation
   (depreciation)                                    9          (10)         (1)         (20)          (7)           5          (14)
                                            -----------  ----------- -----------  -----------  ----------- ------------  -----------

       Net increase (decrease) in net
         assets from operations           $          9          (10)         (1)         (20)          (7)           5          (14)
                                            ===========  =========== ===========  ===========  =========== ============  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                                                       Oppenheimer                               Putnam
                                             ----------------------------------------------------------  ------------------------
                                                            Main Street                                      VT
                                                              Growth                                       Growth         VT
                                               Capital          &          High                Strategic    and          New
                                             Appreciation     Income      Income      Bond      Bond       Income       Value
                                             -------------  -----------  ----------  --------  --------  -----------  -----------


Income:
   Dividends                               $            -            -           -         -         -            -            -

Expense:
   Mortality and expense risk                           -            -           -         -         -            -            -
                                             -------------  -----------  ----------  --------  --------  -----------  -----------
       Net investment income (loss)                     -            -           -         -         -            -            -
                                             -------------  -----------  ----------  --------  --------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                             -            -           -         -         -            -            -
   Realized gain distributions                          -            -           -         -         -            -            -
                                             -------------  -----------  ----------  --------  --------  -----------  -----------
       Net realized gain (loss)                         -            -           -         -         -            -            -
                                             -------------  -----------  ----------  --------  --------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                     (10)         (10)         (3)        6         2            9           20
                                             -------------  -----------  ----------  --------  --------  -----------  -----------

       Net increase (decrease) in net
         assets from operations            $          (10)         (10)         (3)        6         2            9           20
                                             =============  ===========  ==========  ========  ========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                                          Putnam                                    Templeton
                                           -------------------------------------  ------------------------------------------------
                                                                        VT
                                                         VT        International    Global     Franklin
                                             VT     International      New          Income      Small      Growth     International
                                           Vista       Growth      Opportunities  Securities     Cap     Securities   Securities
                                           -------  -------------  -------------  -----------  --------  -----------  ------------


Income:
   Dividends                             $      -              -              -            6        37          443             2

Expense:
   Mortality and expense risk                   -              -              -            -         -            -             -
                                           -------  -------------  -------------  -----------  --------  -----------  ------------
       Net investment income (loss)             -              -              -            6        37          443             2
                                           -------  -------------  -------------  -----------  --------  -----------  ------------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                     -              -              -            -       (29)        (105)            -
   Realized gain distributions                  -              -              -            -        28        8,360            13
                                           -------  -------------  -------------  -----------  --------  -----------  ------------
       Net realized gain (loss)                 -              -              -            -        (1)       8,255            13
                                           -------  -------------  -------------  -----------  --------  -----------  ------------

Change in unrealized appreciation
   (depreciation)                             (16)            (9)           (34)          (1)   (3,288)      (4,181)          (14)
                                           -------  -------------  -------------  -----------  --------  -----------  ------------

       Net increase (decrease) in net
         assets from operations          $    (16)            (9)           (34)           5    (3,252)       4,517             1
                                           =======  =============  =============  ===========  ========  ===========  ============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Year ended December 31, 2000




                                                               Templeton
                                              -----------------------------------------
                                                                             Franklin
                                               Developing       Mutual      Large Cap
                                                 Markets        Shares        Growth
                                               Securities     Securities    Securities     Total
                                              --------------  ------------  -----------  -----------


Income:
   Dividends                                $             -             -            1       21,496

Expense:
   Mortality and expense risk                             -             -            -            -
                                              --------------  ------------  -----------  -----------
       Net investment income (loss)                       -             -            1       21,496
                                              --------------  ------------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                               -             -            -        9,898
   Realized gain distributions                            -             -            7      103,021
                                              --------------  ------------  -----------  -----------
       Net realized gain (loss)                           -             -            7      112,919
                                              --------------  ------------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                       (19)           10           (1)    (158,239)
                                              --------------  ------------  -----------  -----------

       Net increase (decrease) in net
         assets from operations             $           (19)           10            7      (23,824)
                                              ==============  ============  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                                                    Cova
                                           ---------------------------------------------------------------------------------------
                                           Lord Abbett
                                             Growth                                Large                                 Small
                                              and         Bond      Developing      Cap       Mid-Cap      Quality        Cap
                                             Income    Debenture      Growth      Research     Value         Bond        Stock
                                           ----------- -----------  -----------  ----------- -----------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $      4,145      11,105            -          311         209           12            1
     Net realized gain (loss)                   6,156         (32)           9       11,285         623            -        8,516
     Change in unrealized appreciation
       (depreciation)                          52,454     (11,794)        (164)       6,105      30,868            8      (20,099)

       Net increase (decrease) from        ----------- -----------  -----------  ----------- -----------  -----------  -----------
         operations                            62,755        (721)        (155)      17,701      31,700           20      (11,582)
                                           ----------- -----------  -----------  ----------- -----------  -----------  -----------

Contract transactions:
   Cova payments                                  100         100          100          100         100          100          100
   Cova redemptions                              (116)          -            -            -           -            -            -
   Payments received from contract
     owners                                         -           -            -            -           -            -            -
   Transfers between sub-accounts
     (including fixed account), net           170,435     123,063        2,007       25,189           -            -       (7,279)
   Transfers for contract benefits and
     terminations                              (8,524)     (4,446)          (7)      (2,981)     (1,682)           -       (2,890)

       Net increase (decrease) in net
         assets from contract              ----------- -----------  -----------  ----------- -----------  -----------  -----------
         transactions                         161,895     118,717        2,100       22,308      (1,582)         100      (10,069)
                                           ----------- -----------  -----------  ----------- -----------  -----------  -----------

       Net increase (decrease) in net
         assets                               224,650     117,996        1,945       40,009      30,118          120      (21,651)

Net assets at beginning of period             214,245     108,696          113      117,113      60,745          100      131,374
                                           ----------- -----------  -----------  ----------- -----------  -----------  -----------
Net assets at end of period              $    438,895     226,692        2,058      157,122      90,863          220      109,723
                                           =========== ===========  ===========  =========== ===========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                            Cova                       GACC                  Russell
                                            --------------------------------------  ----------- ---------------------------------

                                              Large                                              Multi-
                                               Cap         Select    International    Money       Style     Aggressive
                                              Stock        Equity       Equity        Market     Equity      Equity     Non-U.S.
                                            -----------  ----------- -------------  ----------- ----------  ----------  ---------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $      3,286        1,074           667            -          -           -          -
     Net realized gain (loss)                   40,134       12,923         9,659        7,896          1           8          5
     Change in unrealized appreciation
       (depreciation)                         (104,430)     (25,733)      (37,446)      (3,751)       (11)        (13)       (15)

       Net increase (decrease) from         -----------  ----------- -------------  ----------- ----------  ----------  ---------
         operations                            (61,010)     (11,736)      (27,120)       4,145        (10)         (5)       (10)
                                            -----------  ----------- -------------  ----------- ----------  ----------  ---------

Contract transactions:
   Cova payments                                   100          100           100            -        100         100        100
   Cova redemptions                                (91)           -             -            -          -           -          -
   Payments received from contract
     owners                                          -            -             -      428,802          -           -          -
   Transfers between sub-accounts
     (including fixed account), net            134,732       80,465        46,991     (747,939)         -           -          -
   Transfers for contract benefits and
     terminations                              (12,075)      (5,116)       (3,417)      (2,069)         -           -          -

       Net increase (decrease) in net
         assets from contract               -----------  ----------- -------------  ----------- ----------  ----------  ---------
         transactions                          122,666       75,449        43,674     (321,206)       100         100        100
                                            -----------  ----------- -------------  ----------- ----------  ----------  ---------

       Net increase (decrease) in net
         assets                                 61,656       63,713        16,554     (317,061)        90          95         90

Net assets at beginning of period              450,417      139,209       121,140      317,557          -           -          -
                                            -----------  ----------- -------------  ----------- ----------  ----------  ---------
Net assets at end of period               $    512,073      202,922       137,694          496         90          95         90
                                            ===========  =========== =============  =========== ==========  ==========  =========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                    Russell                          AIM                          Alliance
                                            ---------------------  ---------------------------------------  -----------------------

                                                         Real                     V.I.           V.I.                      Real
                                             Core       Estate       V.I.       Capital      International   Premier      Estate
                                             Bond     Securities    Value     Appreciation      Equity       Growth     Investment
                                            --------  -----------  ---------  -------------  -------------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $       4            4        174              -              -           -            4
     Net realized gain (loss)                     -            -      6,093          1,349             10           5            -
     Change in unrealized appreciation
       (depreciation)                             4           13    (29,938)        (6,565)           (51)        (26)           9

       Net increase (decrease) from         --------  -----------  ---------  -------------  -------------  ----------  -----------
         operations                               8           17    (23,671)        (5,216)           (41)        (21)          13
                                            --------  -----------  ---------  -------------  -------------  ----------  -----------

Contract transactions:
   Cova payments                                100          100        100            100            200         100          100
   Cova redemptions                               -            -          -              -              -           -            -
   Payments received from contract
     owners                                       -            -          -              -              -           -            -
   Transfers between sub-accounts
     (including fixed account), net               -            -    101,087         18,761              -           -            -
   Transfers for contract benefits and
     terminations                                 -            -     (3,603)        (1,082)             1           -            -

       Net increase (decrease) in net
         assets from contract               --------  -----------  ---------  -------------  -------------  ----------  -----------
         transactions                           100          100     97,584         17,779            201         100          100
                                            --------  -----------  ---------  -------------  -------------  ----------  -----------

       Net increase (decrease) in net
         assets                                 108          117     73,913         12,563            160          79          113

Net assets at beginning of period                 -            -     63,660         27,171              -           -            -
                                            --------  -----------  ---------  -------------  -------------  ----------  -----------
Net assets at end of period               $     108          117    137,573         39,734            160          79          113
                                            ========  ===========  =========  =============  =============  ==========  ===========


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                              Liberty                       Goldman Sachs                           Kemper
                                             ----------- ------------------------------------------------  -----------------------
                                              Newport
                                               Tiger      Growth                                             Small       Small
                                                Fund        and      International  Global     Internet       Cap         Cap
                                              Variable    Income        Equity      Income    Tollkeeper    Growth       Value
                                             ----------- ----------  -------------  --------  -----------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)          $          1          -              -        10            -           -            -
     Net realized gain (loss)                         -          -              5         -            -           -            -
     Change in unrealized appreciation
       (depreciation)                               (13)        (6)           (17)       (4)         (35)        (16)           4

       Net increase (decrease) from          ----------- ----------  -------------  --------  -----------  ----------  -----------
         operations                                 (12)        (6)           (12)        6          (35)        (16)           4
                                             ----------- ----------  -------------  --------  -----------  ----------  -----------

Contract transactions:
   Cova payments                                    100        100            100       100          100         100          100
   Cova redemptions                                   -          -              -         -            -           -            -
   Payments received from contract
     owners                                           -          -              -         -            -           -            -
   Transfers between sub-accounts
     (including fixed account), net                   -          -              -         -            -           -            -
   Transfers for contract benefits and
     terminations                                     -          -              -         -            -           -            -

       Net increase (decrease) in net
         assets from contract                ----------- ----------  -------------  --------  -----------  ----------  -----------
         transactions                               100        100            100       100          100         100          100
                                             ----------- ----------  -------------  --------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets                                      88         94             88       106           65          84          104

Net assets at beginning of period                     -          -              -         -            -           -            -
                                             ----------- ----------  -------------  --------  -----------  ----------  -----------
Net assets at end of period                $         88         94             88       106           65          84          104
                                             =========== ==========  =============  ========  ===========  ==========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                             Kemper                                         MFS
                                           -----------  --------------------------------------------------------------------------

                                                                      Growth
                                           Government                   and       Emerging       High       Global         New
                                           Securities    Research     Income       Growth       Income     Governments  Discovery
                                           -----------  -----------  ----------  -----------  -----------  ----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $          -            -           -            -            -           -            -
     Net realized gain (loss)                       -            -           -            -            -           -            -
     Change in unrealized appreciation
       (depreciation)                               9          (10)         (1)         (20)          (7)          5          (14)

       Net increase (decrease) from        -----------  -----------  ----------  -----------  -----------  ----------  -----------
         operations                                 9          (10)         (1)         (20)          (7)          5          (14)
                                           -----------  -----------  ----------  -----------  -----------  ----------  -----------

Contract transactions:
   Cova payments                                  100          100         100          100          100         100          100
   Cova redemptions                                 -            -           -            -            -           -            -
   Payments received from contract
     owners                                         -            -           -            -            -           -            -
   Transfers between sub-accounts
     (including fixed account), net                 -            -           -            -            -           -            -
   Transfers for contract benefits and
     terminations                                   -            -           -            -            -           -            -

       Net increase (decrease) in net
         assets from contract              -----------  -----------  ----------  -----------  -----------  ----------  -----------
         transactions                             100          100         100          100          100         100          100
                                           -----------  -----------  ----------  -----------  -----------  ----------  -----------

       Net increase (decrease) in net
         assets                                   109           90          99           80           93         105           86

Net assets at beginning of period                   -            -           -            -            -           -            -
                                           -----------  -----------  ----------  -----------  -----------  ----------  -----------
Net assets at end of period              $        109           90          99           80           93         105           86
                                           ===========  ===========  ==========  ===========  ===========  ==========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                                        Oppenheimer                                 Putnam
                                            -------------------------------------------------------------  ------------------------
                                                           Main Street                                         VT
                                                             Growth                                          Growth         VT
                                              Capital          &           High               Strategic       and          New
                                            Appreciation     Income       Income       Bond      Bond        Income       Value
                                            -------------  -----------  -----------  -------- -----------  -----------  -----------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)         $            -            -            -         -           -            -            -
     Net realized gain (loss)                          -            -            -         -           -            -            -
     Change in unrealized appreciation
       (depreciation)                                (10)         (10)          (3)        6           2            9           20

       Net increase (decrease) from         -------------  -----------  -----------  -------- -----------  -----------  -----------
         operations                                  (10)         (10)          (3)        6           2            9           20
                                            -------------  -----------  -----------  -------- -----------  -----------  -----------

Contract transactions:
   Cova payments                                     100          100          100       100         100          100          100
   Cova redemptions                                    -            -            -         -           -            -            -
   Payments received from contract
     owners                                            -            -            -         -           -            -            -
   Transfers between sub-accounts
     (including fixed account), net                    -            -            -         -           -            -            -
   Transfers for contract benefits and
     terminations                                      -            -            -         -           -            -            -

       Net increase (decrease) in net
         assets from contract               -------------  -----------  -----------  -------- -----------  -----------  -----------
         transactions                                100          100          100       100         100          100          100
                                            -------------  -----------  -----------  -------- -----------  -----------  -----------

       Net increase (decrease) in net
         assets                                       90           90           97       106         102          109          120

Net assets at beginning of period                      -            -            -         -           -            -            -
                                            -------------  -----------  -----------  -------- -----------  -----------  -----------
Net assets at end of period               $           90           90           97       106         102          109          120
                                            =============  ===========  ===========  ======== ===========  ===========  ===========


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                          Putnam                                   Templeton
                                           -----------------------------------  --------------------------------------------------
                                                                      VT
                                                       VT        International    Global     Franklin
                                            VT     International     New          Income      Small       Growth     International
                                           Vista     Growth      Opportunities  Securities     Cap      Securities    Securities
                                           ------  ------------  -------------  -----------  ---------  -----------  -------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)        $     -             -              -            6         37          443              2
     Net realized gain (loss)                  -             -              -            -         (1)       8,255             13
     Change in unrealized appreciation
       (depreciation)                        (16)           (9)           (34)          (1)    (3,288)      (4,181)           (14)

       Net increase (decrease) from        ------  ------------  -------------  -----------  ---------  -----------  -------------
         operations                          (16)           (9)           (34)           5     (3,252)       4,517              1
                                           ------  ------------  -------------  -----------  ---------  -----------  -------------

Contract transactions:
   Cova payments                             100           100            100            -        100            -            100
   Cova redemptions                            -             -              -            -          -            -              -
   Payments received from contract
     owners                                    -             -              -            -          -            -              -
   Transfers between sub-accounts
     (including fixed account), net            -             -              -            -     14,529       37,512              -
   Transfers for contract benefits and
     terminations                              -             -              -            -       (153)        (830)             -

       Net increase (decrease) in net
         assets from contract              ------  ------------  -------------  -----------  ---------  -----------  -------------
         transactions                        100           100            100            -     14,476       36,682            100
                                           ------  ------------  -------------  -----------  ---------  -----------  -------------

       Net increase (decrease) in net
         assets                               84            91             66            5     11,224       41,199            101

Net assets at beginning of period              -             -              -          100        141          110            108
                                           ------  ------------  -------------  -----------  ---------  -----------  -------------
Net assets at end of period              $    84            91             66          105     11,365       41,309            209
                                           ======  ============  =============  ===========  =========  ===========  =============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Year ended December 31, 2000




                                                            Templeton
                                             ------------------------------------------
                                                                            Franklin
                                             Developing       Mutual       Large Cap
                                               Markets        Shares         Growth
                                             Securities     Securities     Securities       Total
                                             ------------  -------------  -------------  -------------


Increase (decrease) in net assets
   from operations:
     Net investment income (loss)          $           -              -              1         21,496
     Net realized gain (loss)                          -              -              7        112,919
     Change in unrealized appreciation
       (depreciation)                                (19)            10             (1)      (158,239)

       Net increase (decrease) from          ------------  -------------  -------------  -------------
         operations                                  (19)            10              7        (23,824)
                                             ------------  -------------  -------------  -------------

Contract transactions:
   Cova payments                                     100            100              -          4,900
   Cova redemptions                                    -              -              -           (207)
   Payments received from contract
     owners                                            -              -              -        428,802
   Transfers between sub-accounts
     (including fixed account), net                    -              -              -           (447)
   Transfers for contract benefits and
     terminations                                      -              -              -        (48,874)

       Net increase (decrease) in net
         assets from contract                ------------  -------------  -------------  -------------
         transactions                                100            100              -        384,174
                                             ------------  -------------  -------------  -------------

       Net increase (decrease) in net
         assets                                       81            110              7        360,350

Net assets at beginning of period                      -              -            123      1,752,122
                                             ------------  -------------  -------------  -------------
Net assets at end of period                $          81            110            130      2,112,472
                                             ============  =============  =============  =============


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended December 31, 1999




                                                                                     Cova
                                            ---------------------------------------------------------------------------------------
                                            Lord Abbett
                                              Growth                                Large                                 Small
                                               and         Bond      Developing      Cap        Mid-Cap     Quality        Cap
                                              Income     Debenture     Growth      Research      Value        Bond        Stock
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------


Income:
   Dividends                              $          -         242            -          156          78            1          213
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                        (50)          2            -          (13)        (46)           -           77
   Realized gain distributions                       -          78            -            -           -            1            -
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------
       Net realized gain (loss)                    (50)         80            -          (13)        (46)           1           77
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------

Change in unrealized appreciation
   (depreciation)                                6,653       3,004           13       10,559      (3,680)          (2)      34,574
                                            -----------  ----------  -----------  -----------  ----------  -----------  -----------

       Net increase (decrease) in net
         assets from operations           $      6,603       3,326           13       10,702      (3,648)           -       34,864
                                            ===========  ==========  ===========  ===========  ==========  ===========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended December 31, 1999




                                                           Cova                     GACC               AIM              Templeton
                                           -------------------------------------  ----------  -----------------------  -----------

                                             Large                                                          V.I.         Global
                                              Cap        Select   International     Money       V.I.       Capital       Income
                                             Stock       Equity      Equity        Market      Value     Appreciation  Securities
                                           -----------  --------- --------------  ----------  ---------  ------------  -----------


Income:
   Dividends                             $        329        275            415           -        110            18            -
                                           -----------  --------- --------------  ----------  ---------  ------------  -----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                      (116)      (167)            31       6,140          6            17            -
   Realized gain distributions                  7,182      9,317          1,110           -        575           558            -
                                           -----------  --------- --------------  ----------  ---------  ------------  -----------
       Net realized gain (loss)                 7,066      9,150          1,141       6,140        581           575            -
                                           -----------  --------- --------------  ----------  ---------  ------------  -----------

Change in unrealized appreciation
   (depreciation)                              16,032    (10,304)        16,888       3,725      4,069         6,608            -
                                           -----------  --------- --------------  ----------  ---------  ------------  -----------

       Net increase (decrease) in net
         assets from operations          $     23,427       (879)        18,444       9,865      4,760         7,201            -
                                           ===========  ========= ==============  ==========  =========  ============  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Operations
Period ended December 31, 1999




                                                                     Templeton
                                               ----------------------------------------------------
                                                                                         Franklin
                                               Franklin                                 Large Cap
                                                 Small       Growth     International     Growth
                                                  Cap      Securities    Securities     Securities     Total
                                               ----------  -----------  --------------  -----------  ----------


Income:
   Dividends                                 $         -            -               -            -       1,837
                                               ----------  -----------  --------------  -----------  ----------

Net realized gain (loss) on investments:
   Realized gain (loss) on sale of fund
     shares                                            -            -               -            -       5,881
   Realized gain distributions                         -            -               -            -      18,821
                                               ----------  -----------  --------------  -----------  ----------
       Net realized gain (loss)                        -            -               -            -      24,702
                                               ----------  -----------  --------------  -----------  ----------

Change in unrealized appreciation
   (depreciation)                                     41           10               8           23      88,221
                                               ----------  -----------  --------------  -----------  ----------

       Net increase (decrease) in net
         assets from operations              $        41           10               8           23     114,760
                                               ==========  ===========  ==============  ===========  ==========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended December 31, 1999




                                                                                     Cova
                                             --------------------------------------------------------------------------------------
                                             Lord Abbett
                                              Growth                                 Large                                 Small
                                                and         Bond      Developing      Cap       Mid-Cap      Quality        Cap
                                              Income     Debenture      Growth     Research      Value         Bond        Stock
                                             ----------  -----------  -----------  ----------  -----------  -----------  ----------


Increase (decrease) in net assets from
   operations:
     Investment income                     $         -          242            -         156           78            1         213
     Net realized gain (loss)                      (50)          80            -         (13)         (46)           1          77
     Change in unrealized appreciation
       (depreciation)                            6,653        3,004           13      10,559       (3,680)          (2)     34,574

       Net increase (decrease) from          ----------  -----------  -----------  ----------  -----------  -----------  ----------
         operations                              6,603        3,326           13      10,702       (3,648)           -      34,864
                                             ----------  -----------  -----------  ----------  -----------  -----------  ----------

Contract transactions:
   Cova payments                                   100          100          100         100          100          100         100
   Cova redemptions                                  -            -            -           -            -            -           -
   Payments received from contract
     owners                                          -            -            -           -            -            -           -
   Transfers between sub-accounts, net         209,709      105,997            -     107,473       65,008            -      97,560
   Transfers for contract benefits,
     terminations and insurance charges         (2,167)        (727)           -      (1,162)        (715)           -      (1,150)

       Net increase (decrease) in net
         assets from contract                ----------  -----------  -----------  ----------  -----------  -----------  ----------
         transactions                          207,642      105,370          100     106,411       64,393          100      96,510
                                             ----------  -----------  -----------  ----------  -----------  -----------  ----------

       Net increase (decrease) in net
         assets                                214,245      108,696          113     117,113       60,745          100     131,374

Net assets at beginning of period                    -            -            -           -            -            -           -
                                             ----------  -----------  -----------  ----------  -----------  -----------  ----------
Net assets at end of period                $   214,245      108,696          113     117,113       60,745          100     131,374
                                             ==========  ===========  ===========  ==========  ===========  ===========  ==========


See accompanying notes to financial statements.


COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended December 31, 1999




                                                           Cova                       GACC               AIM              Templeton
                                            -------------------------------------  -----------  -----------------------  -----------

                                              Large                                                           V.I.         Global
                                               Cap        Select    International    Money       V.I.       Capital        Income
                                              Stock       Equity       Equity        Market      Value    Appreciation   Securities
                                            -----------  ---------  -------------  -----------  --------  -------------  -----------


Increase (decrease) in net assets from
   operations:
     Investment income                    $        329        275            415            -       110             18            -
     Net realized gain (loss)                    7,066      9,150          1,141        6,140       581            575            -
     Change in unrealized appreciation
       (depreciation)                           16,032    (10,304)        16,888        3,725     4,069          6,608            -

       Net increase (decrease) from         -----------  ---------  -------------  -----------  --------  -------------  -----------
         operations                             23,427       (879)        18,444        9,865     4,760          7,201            -
                                            -----------  ---------  -------------  -----------  --------  -------------  -----------

Contract transactions:
   Cova payments                                   100        100            100          300       100            100          100
   Cova redemptions                                  -          -              -         (102)        -              -            -
   Payments received from contract
     owners                                          -          -              -    1,654,000         -              -            -
   Transfers between sub-accounts, net         430,747    141,193        103,808   (1,340,545)   59,046         20,004            -
   Transfers for contract benefits,
     terminations and insurance charges         (3,857)    (1,205)        (1,212)      (5,961)     (246)          (134)           -

       Net increase (decrease) in net
         assets from contract               -----------  ---------  -------------  -----------  --------  -------------  -----------
         transactions                          426,990    140,088        102,696      307,692    58,900         19,970          100
                                            -----------  ---------  -------------  -----------  --------  -------------  -----------

       Net increase (decrease) in net
         assets                                450,417    139,209        121,140      317,557    63,660         27,171          100

Net assets at beginning of period                    -          -              -            -         -              -            -
                                            -----------  ---------  -------------  -----------  --------  -------------  -----------
Net assets at end of period               $    450,417    139,209        121,140      317,557    63,660         27,171          100
                                            ===========  =========  =============  ===========  ========  =============  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Statement of Changes in Net Assets
Period ended December 31, 1999




                                                                      Templeton
                                               ----------------------------------------------------
                                                                                         Franklin
                                                Franklin                                 Large Cap
                                                 Small       Growth     International     Growth
                                                  Cap       Securities    Securities     Securities     Total
                                               -----------  ----------  ---------------  ----------  -----------


Increase (decrease) in net assets from
   operations:
     Investment income                       $          -           -                -           -        1,837
     Net realized gain (loss)                           -           -                -           -       24,702
     Change in unrealized appreciation
       (depreciation)                                  41          10                8          23       88,221

       Net increase (decrease) from            -----------  ----------  ---------------  ----------  -----------
         operations                                    41          10                8          23      114,760
                                               -----------  ----------  ---------------  ----------  -----------

Contract transactions:
   Cova payments                                      100         100              100         100        2,000
   Cova redemptions                                     -           -                -           -         (102)
   Payments received from contract
     owners                                             -           -                -           -    1,654,000
   Transfers between sub-accounts, net                  -           -                -           -            -
   Transfers for contract benefits,
     terminations and insurance charges                 -           -                -           -      (18,536)

       Net increase (decrease) in net
         assets from contract                  -----------  ----------  ---------------  ----------  -----------
         transactions                                 100         100              100         100    1,637,362
                                               -----------  ----------  ---------------  ----------  -----------

       Net increase (decrease) in net
         assets                                       141         110              108         123    1,752,122

Net assets at beginning of period                       -           -                -           -            -
                                               -----------  ----------  ---------------  ----------  -----------
Net assets at end of period                  $        141         110              108         123    1,752,122
                                               ===========  ==========  ===============  ==========  ===========


See accompanying notes to financial statements.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(1)   ORGANIZATION
      Cova Variable Life Account Five (the Separate Account), a unit investment trust registered under the Investment Company Act of 1940, as amended, was established by Cova Financial Life Insurance Company (CFLIC) and exists in accordance with the regulations of the California Department of Insurance. The Separate Account is a funding vehicle for variable life insurance policies issued by CFLIC.

      The Separate Account is divided into sub-accounts with the assets of each sub-account invested in corresponding portfolios of the following investment companies. Each investment company is a diversified, open-end, management investment company registered under the Investment Company Act of 1940, as amended. The sub-accounts available for investment may vary between variable life insurance policies offered for sale by CFLIC.

        Cova Series Trust (Cova)                                    Kemper Variable Series (Kemper)
           Lord Abbett Growth and Income Portfolio                     Kemper Small Cap Growth Portfolio
           Bond Debenture Portfolio                                    Kemper Small Cap Value Portfolio
           Developing Growth Portfolio                                 Kemper Government Securities Portfolio
           Large Cap Research Portfolio                             MFS Variable Insurance Trust (MFS)
           Mid-Cap Value Portfolio                                     MFS Research Series
           Quality Bond Portfolio                                      MFS Growth with Income Series
           Small Cap Stock Portfolio                                   MFS Emerging Growth Series
           Large Cap Stock Portfolio                                   MFS High Income Series
           Select Equity Portfolio                                     MFS Global Governments Series
           International Equity Portfolio                              MFS New Discovery Series
        General American Capital Company (GACC)                     Oppenheimer Variable Account Funds (Oppenheimer)
           Money Market Fund                                           Oppenheimer Capital Appreciation Fund
        Russell Insurance Funds (Russell)                              Oppenheimer Main Street Growth & Income Fund
           Multi-Style Equity Fund                                     Oppenheimer High Income Fund
           Aggressive Equity Fund                                      Oppenheimer Bond Fund
           Non-U.S. Fund                                               Oppenheimer Strategic Bond Fund
           Core Bond Fund                                           Putnam Variable Trust (Putnam)
           Real Estate Securities Fund                                 Putnam VT Growth and Income Fund
        AIM Variable Insurance Funds, Inc. (AIM)                       Putnam VT New Value Fund
           AIM V.I. Value Fund                                         Putnam VT Vista Fund
           AIM V.I. Capital Appreciation Fund                          Putnam VT International Growth Fund
           AIM V.I. International Equity Fund                          Putnam VT International New Opportunities Fund
        Alliance Variable Products Series Fund, Inc. (Alliance)     Franklin Templeton Variable Insurance Products Trust (Templeton)
           Premier Growth Portfolio                                    Templeton Global Income Securities Fund
           Real Estate Investment Portfolio                            Franklin Small Cap Fund
        Liberty Variable Investment Trust (Liberty)                    Templeton Growth Securities Fund
           Newport Tiger Fund, Variable Series                         Templeton International Securities Fund
        Goldman Sachs Variable Insurance Trust (Goldman Sachs)         Templeton Developing Markets Securities Fund
           Goldman Sachs Growth and Income Fund                        Mutual Shares Securities Fund
           Goldman Sachs International Equity Fund                     Franklin Large Cap Growth Securities Fund
           Goldman Sachs Global Income Fund
           Goldman Sachs Internet Tollkeeper Fund





COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(2)   SIGNIFICANT ACCOUNTING POLICIES
      (A)  INVESTMENT VALUATION
           Investments made in the portfolios of the investment companies are valued at the reported net asset value of such portfolios, which value their investment securities at fair value. The average cost method is used to compute the realized gains and losses on the sale of portfolio shares owned by the sub-accounts. Income from dividends and gains from realized capital gain distributions are recorded on the ex- distribution date.

      (B)  REINVESTMENT OF DISTRIBUTIONS
           With the exception of the GACC Money Market Fund, dividends and gains from realized gain distributions are reinvested in additional shares of the portfolio.

           GACC follows the Federal income tax practice known as consent dividending, whereby substantially all of its net investment income and realized capital gains are deemed to pass through to the Separate Account. As a result, GACC does not distribute dividends and realized capital gains. During December of each year, the accumulated net investment income and realized capital gains of the GACC Money Market Fund are allocated to the Separate Account by increasing the cost basis and recognizing a gain in the Separate Account.

      (C)  FEDERAL INCOME TAXES
           The operations of the Separate Account are included in the federal income tax return of CFLIC which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code (IRC). Under current IRC provisions, CFLIC believes it will be treated as the owner of the Separate Account assets for federal income tax purposes and does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited to the variable life insurance policies. Based on this, no charge has been made to the Separate Account for federal income taxes. A charge may be made in future years for federal income taxes that would be attributable to the variable life insurance policies.


(3)   SEPARATE ACCOUNT EXPENSES
      For flexible premium variable universal life policies, CFLIC deducts a daily charge from the net assets of the Separate Account sub-accounts for the assumption of mortality and expense risks. The daily charge is equivalent on an annual basis to 0.55% for the first 10 policy years, 0.45% for policy years 11-20 and 0.35% thereafter.


(4)   CONTRACT CHARGES AND FEES
      There are contract charges and fees associated with the variable life insurance policies CFLIC deducts from the policy account value that reduce the return on investment. CFLIC sells single premium variable life (SPVL) and flexible premium variable universal life (FPVL) policies and the contract charges and fees vary.

      The insurance charges for SPVL policies include mortality and expense risk, administrative, tax expense and cost of insurance. These charges are deducted from the policy account value on a monthly basis. Withdrawals during the first 10 years may be subject to a contingent deferred sales charge. In addition, CFLIC deducts a deferred premium tax charge on premium surrendered during the first 10 years. CFLIC charges a $30 annual contract maintenance fee on policies with values less than $50,000. Subject to certain restrictions, policy owners may transfer accumulated value between the available Separate Account sub-accounts. CFLIC deducts a transfer fee on each transfer in excess of twelve transfers during a policy year. Transfers made in a dollar cost averaging program are not subject to the transfer fee. The insurance charges and fees are explained in the product prospectus.

      The insurance charges for FPVL policies include tax expense, selection and issue expense, monthly policy charge, cost of insurance and the charges for additional benefit riders. These charges are deducted from the policy account value on a monthly basis. CFLIC deducts a sales charge from each premium payment. In addition, CFLIC will deduct a contingent deferred sales charge during the first 10 years if certain conditions occur. Subject to certain restrictions, policy owners may transfer or withdraw accumulated value between the available Separate Account sub-accounts and the General Account. CFLIC deducts a fee on each transfer or withdrawal in excess of twelve transfers and withdrawals during a policy year. The insurance charges and fees are explained in the product prospectus.

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(5)    COST BASIS OF INVESTMENTS
       The cost basis of each sub-account's investment follows:


       Cova Lord Abbett Growth and Income       $ 379,788           Kemper Small Cap Growth                                $ 100
       Cova Bond Debenture                        235,482           Kemper Small Cap Value                                   100
       Cova Developing Growth                       2,209           Kemper Government Securities                             100
       Cova Large Cap Research                    140,458           MFS Research                                             100
       Cova Mid-Cap Value                          63,675           MFS Growth with Income                                   100
       Cova Quality Bond                              214           MFS Emerging Growth                                      100
       Cova Small Cap Stock                        95,248           MFS High Income                                          100
       Cova Large Cap Stock                       600,471           MFS Global Governments                                   100
       Cova Select Equity                         238,959           MFS New Discovery                                        100
       Cova International Equity                  158,252           Oppenheimer Capital Appreciation                         100
       GACC Money Market                              522           Oppenheimer Main Street Growth & Income                  100
       Russell Multi-Style Equity                     101           Oppenheimer High Income                                  100
       Russell Aggressive Equity                      108           Oppenheimer Bond                                         100
       Russell Non-U.S.                               105           Oppenheimer Strategic Bond                               100
       Russell Core Bond                              104           Putnam VT Growth and Income                              100
       Russell Real Estate Securities                 104           Putnam VT New Value                                      100
       AIM V.I. Value                             163,442           Putnam VT Vista                                          100
       AIM V.I. Capital Appreciation               39,691           Putnam VT International Growth                           100
       AIM V.I. International Equity                  211           Putnam VT International New Opportunities                100
       Alliance Premier Growth                        105           Templeton Global Income Securities                       106
       Alliance Real Estate Investment                104           Franklin Small Cap                                    14,612
       Liberty Newport Tiger Fund, Variable           101           Templeton Growth Securities                           45,480
       Goldman Sachs Growth and Income                100           Templeton International Securities                       215
       Goldman Sachs International Equity             105           Templeton Developing Markets Securities                  100
       Goldman Sachs Global Income                    110           Templeton Mutual Shares Securities                       100
       Goldman Sachs Internet Tollkeeper              100           Franklin Large Cap Growth Securities                     108
                                                                                                                   --------------
                                                                                                                     $ 2,182,490
                                                                                                                   ==============


COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE
                                                                                  Sub-account                    Sub-account
                                                            Commenced       Accumulation Unit Value        Net Assets (in thousands)
                                                                           --------------------------     --------------------------
                                                           Operations       12/31/00      12/31/99         12/31/00      12/31/99
                                                           ------------    ------------  ------------     ------------  ------------

       Single premium variable life policies (SPVL):
         Cova Lord Abbett Growth and Income                   04/29/99       14.273407     12.448204              439             -
         Cova Bond Debenture                                  04/29/99       10.699708     10.614338              227             -
         Cova Developing Growth                               07/17/99       10.593670     13.050371                2             -
         Cova Large Cap Research                              07/12/99       15.506992     13.771430              157             -
         Cova Mid-Cap Value                                   07/12/99       15.473303     10.119059               91             -
         Cova Quality Bond                                    07/19/99       11.755302     10.551764                -             -
         Cova Small Cap Stock                                 04/29/99       11.499103     12.850204              110             -
         Cova Large Cap Stock                                 04/29/99       12.629852     14.283064              512             -
         Cova Select Equity                                   06/29/99       11.815526     12.600289              203             -
         Cova International Equity                            05/04/99       11.299757     13.571289              138             -
         GACC Money Market                                    03/01/99       11.723325     11.013039                -             -
         AIM V.I. Value                                       05/03/99       10.049558     11.774189              138             -
         AIM V.I. Capital Appreciation                        05/03/99       12.406258     13.925402               40             -
         AIM V.I. International Equity                        05/01/00        8.007613             -                -             -
         Templeton Global Income Securities                   07/19/99       10.497353      9.970060                -             -
         Franklin Small Cap                                   07/19/99       11.824459     14.136079               11             -
         Templeton Growth Securities                          07/19/99       11.828016     11.011283               41             -
         Templeton International Securities                   07/19/99       10.590540     10.827249                -             -
         Franklin Large Cap Growth Securities                 07/19/99       12.986543     12.333825                -             -


       Flexible premium variable universal life policies (FPVL):
         Cova Lord Abbett Growth and Income                   05/01/00       11.365063             -                -             -
         Cova Bond Debenture                                  05/01/00        9.972387             -                -             -
         Cova Developing Growth                               05/01/00        8.795134             -                -             -
         Cova Large Cap Research                              05/01/00       11.494327             -                -             -
         Cova Mid-Cap Value                                   05/01/00       13.347979             -                -             -
         Cova Quality Bond                                    05/01/00       10.907389             -                -             -
         Cova Small Cap Stock                                 05/01/00        9.207861             -                -             -
         Cova Large Cap Stock                                 05/01/00        8.848455             -                -             -



COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE
                                                                              % Change in Sub-account
                                                            Commenced         Accumulation Unit Value
                                                                            ---------------------------
                                                           Operations          2000           1999
                                                           ------------     ------------   ------------

       Single premium variable life policies (SPVL):
         Cova Lord Abbett Growth and Income                   04/29/99           14.66%          4.60%
         Cova Bond Debenture                                  04/29/99            0.80%          0.70%
         Cova Developing Growth                               07/17/99          -18.82%         12.75%
         Cova Large Cap Research                              07/12/99           12.60%          9.95%
         Cova Mid-Cap Value                                   07/12/99           52.91%         -5.60%
         Cova Quality Bond                                    07/19/99           11.41%         -0.23%
         Cova Small Cap Stock                                 04/29/99          -10.51%         44.89%
         Cova Large Cap Stock                                 04/29/99          -11.57%          6.90%
         Cova Select Equity                                   06/29/99           -6.23%         -0.35%
         Cova International Equity                            05/04/99          -16.74%         20.84%
         GACC Money Market                                    03/01/99            6.45%          4.34%
         AIM V.I. Value                                       05/03/99          -14.65%         17.74%
         AIM V.I. Capital Appreciation                        05/03/99          -10.91%         28.36%
         AIM V.I. International Equity                        05/01/00          -19.92%              -
         Templeton Global Income Securities                   07/19/99            5.29%         -0.30%
         Franklin Small Cap                                   07/19/99          -16.35%         41.36%
         Templeton Growth Securities                          07/19/99            7.42%         10.11%
         Templeton International Securities                   07/19/99           -2.19%          8.27%
         Franklin Large Cap Growth Securities                 07/19/99            5.29%         23.34%


       Flexible premium variable universal life policies (FPVL):
         Cova Lord Abbett Growth and Income                   05/01/00           13.65%              -
         Cova Bond Debenture                                  05/01/00           -0.28%              -
         Cova Developing Growth                               05/01/00          -12.05%              -
         Cova Large Cap Research                              05/01/00           14.94%              -
         Cova Mid-Cap Value                                   05/01/00           33.48%              -
         Cova Quality Bond                                    05/01/00            9.07%              -
         Cova Small Cap Stock                                 05/01/00           -7.92%              -
         Cova Large Cap Stock                                 05/01/00          -11.52%              -

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:
                                                                                  Sub-account                    Sub-account
                                                           Commenced        Accumulation Unit Value        Net Assets (in thousands)
                                                                           --------------------------     --------------------------
                                                          Operations        12/31/00      12/31/99         12/31/00      12/31/99
                                                          ------------     ------------  ------------     ------------  ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Cova Select Equity                                  05/01/00         9.316547             -                -             -
         Cova International Equity                           05/01/00         8.647153             -                -             -
         GACC Money Market                                   11/29/99        10.636600     10.047103                -             -
         Russell Multi-Style Equity                          05/01/00         9.002885             -                -             -
         Russell Aggressive Equity                           05/01/00         9.508158             -                -             -
         Russell Non-U.S.                                    05/01/00         8.990796             -                -             -
         Russell Core Bond                                   05/01/00        10.778364             -                -             -
         Russell Real Estate Securities                      05/01/00        11.655683             -                -             -
         AIM V.I. Value                                      05/01/00         8.043170             -                -             -
         AIM V.I. Capital Appreciation                       05/01/00         8.368587             -                -             -
         AIM V.I. International Equity                       05/01/00         7.978430             -                -             -
         Alliance Premier Growth                             05/01/00         7.914624             -                -             -
         Alliance Real Estate Investment                     05/01/00        11.309318             -                -             -
         Liberty Newport Tiger Fund, Variable                05/01/00         8.809653             -                -             -
         Goldman Sachs Growth and Income                     05/01/00         9.401603             -                -             -
         Goldman Sachs International Equity                  05/01/00         8.789453             -                -             -
         Goldman Sachs Global Income                         05/01/00        10.648936             -                -             -
         Goldman Sachs Internet Tollkeeper                   07/03/00         6.539632             -                -             -
         Kemper Small Cap Growth                             05/01/00         8.432102             -                -             -
         Kemper Small Cap Value                              05/01/00        10.430869             -                -             -
         Kemper Government Securities                        05/01/00        10.858457             -                -             -
         MFS Research                                        05/01/00         8.963784             -                -             -
         MFS Growth with Income                              05/01/00         9.916426             -                -             -
         MFS Emerging Growth                                 05/01/00         8.048986             -                -             -
         MFS High Income                                     05/01/00         9.284257             -                -             -
         MFS Global Governments                              05/01/00        10.542896             -                -             -
         MFS New Discovery                                   09/01/00         8.622034             -                -             -
         Oppenheimer Capital Appreciation                    05/01/00         9.037208             -                -             -
         Oppenheimer Main Street Growth & Income             05/01/00         9.021560             -                -             -
         Oppenheimer High Income                             05/01/00         9.742885             -                -             -




COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:
                                                                              % Change in Sub-account
                                                            Commenced          Accumulation Unit Value
                                                                             ---------------------------
                                                           Operations           2000           1999
                                                           ------------      ------------   ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Cova Select Equity                                   05/01/00            -6.83%              -
         Cova International Equity                            05/01/00           -13.53%              -
         GACC Money Market                                    11/29/99             5.87%          0.47%
         Russell Multi-Style Equity                           05/01/00            -9.97%              -
         Russell Aggressive Equity                            05/01/00            -4.92%              -
         Russell Non-U.S.                                     05/01/00           -10.09%              -
         Russell Core Bond                                    05/01/00             7.78%              -
         Russell Real Estate Securities                       05/01/00            16.56%              -
         AIM V.I. Value                                       05/01/00           -19.57%              -
         AIM V.I. Capital Appreciation                        05/01/00           -16.31%              -
         AIM V.I. International Equity                        05/01/00           -20.22%              -
         Alliance Premier Growth                              05/01/00           -20.85%              -
         Alliance Real Estate Investment                      05/01/00            13.09%              -
         Liberty Newport Tiger Fund, Variable                 05/01/00           -11.90%              -
         Goldman Sachs Growth and Income                      05/01/00            -5.98%              -
         Goldman Sachs International Equity                   05/01/00           -12.11%              -
         Goldman Sachs Global Income                          05/01/00             6.49%              -
         Goldman Sachs Internet Tollkeeper                    07/03/00           -34.60%              -
         Kemper Small Cap Growth                              05/01/00           -15.68%              -
         Kemper Small Cap Value                               05/01/00             4.31%              -
         Kemper Government Securities                         05/01/00             8.58%              -
         MFS Research                                         05/01/00           -10.36%              -
         MFS Growth with Income                               05/01/00            -0.84%              -
         MFS Emerging Growth                                  05/01/00           -19.51%              -
         MFS High Income                                      05/01/00            -7.16%              -
         MFS Global Governments                               05/01/00             5.43%              -
         MFS New Discovery                                    09/01/00           -13.78%              -
         Oppenheimer Capital Appreciation                     05/01/00            -9.63%              -
         Oppenheimer Main Street Growth & Income              05/01/00            -9.78%              -
         Oppenheimer High Income                              05/01/00            -2.57%              -

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:
                                                                                   Sub-account                    Sub-account
                                                          Commenced        Accumulation Unit Value        Net Assets (in thousands)
                                                                          --------------------------     --------------------------
                                                         Operations        12/31/00      12/31/99         12/31/00      12/31/99
                                                         ------------     ------------  ------------     ------------  ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Oppenheimer Bond                                   05/01/00        10.564621             -                -             -
         Oppenheimer Strategic Bond                         05/01/00        10.202909             -                -             -
         Putnam VT Growth and Income                        05/01/00        10.867548             -                -             -
         Putnam VT New Value                                05/01/00        11.965271             -                -             -
         Putnam VT Vista                                    05/01/00         8.370416             -                -             -
         Putnam VT International Growth                     05/01/00         9.143180             -                -             -
         Putnam VT International New Opportunities          05/01/00         6.637508             -                -             -
         Franklin Small Cap                                 05/01/00         8.381854             -                -             -
         Templeton International Securities                 05/01/00        10.275495             -                -             -
         Templeton Developing Markets Securities            05/01/00         8.072320             -                -             -
         Templeton Mutual Shares Securities                 05/01/00        11.041421             -                -             -





COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(6)    UNIT FAIR VALUE, CONTINUED:
                                                                               % Change in Sub-account
                                                          Commenced            Accumulation Unit Value
                                                                             ---------------------------
                                                         Operations             2000           1999
                                                         ------------        ------------   ------------

       Flexible premium variable universal life
        policies (FPVL), continued:
         Oppenheimer Bond                                   05/01/00               5.65%              -
         Oppenheimer Strategic Bond                         05/01/00               2.03%              -
         Putnam VT Growth and Income                        05/01/00               8.68%              -
         Putnam VT New Value                                05/01/00              19.65%              -
         Putnam VT Vista                                    05/01/00             -16.30%              -
         Putnam VT International Growth                     05/01/00              -8.57%              -
         Putnam VT International New Opportunities          05/01/00             -33.62%              -
         Franklin Small Cap                                 05/01/00             -16.18%              -
         Templeton International Securities                 05/01/00               2.75%              -
         Templeton Developing Markets Securities            05/01/00             -19.28%              -
         Templeton Mutual Shares Securities                 05/01/00              10.41%              -






COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION)
      The realized gain (loss) on the sale of fund shares and the change in unrealized appreciation (depreciation) for each sub-account during the period ending December 31, 2000 and December 31, 1999 follows:

                                                                                          Realized Gain (Loss)
                                                                  ------------------------------------------------------------
                                                                      Aggregate            Aggregate Cost
                                                    Year or        Proceeds from Sales    of Portfolio Shares     Realized
                                                     Period        of Portfolio Shares        Redeemed           Gain (Loss)
                                                   ----------     ------------------     ------------------    ---------------


      Cova Lord Abbett Growth and Income                2000                $ 8,492                $ 8,092              $ 400
                                                        1999                  1,940                  1,990                (50)

      Cova Bond Debenture                               2000                  4,305                  4,337                (32)
                                                        1999                    727                    725                  2

      Cova Developing Growth                            2000                      7                      8                 (1)
                                                        1999                      -                      -                  -

      Cova Large Cap Research                           2000                  2,925                  2,817                108
                                                        1999                  1,159                  1,172                (13)

      Cova Mid-Cap Value                                2000                  1,682                  1,503                179
                                                        1999                    715                    761                (46)

      Cova Quality Bond                                 2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Cova Small Cap Stock                              2000                 10,147                  6,571              3,576
                                                        1999                  1,150                  1,073                 77

      Cova Large Cap Stock                              2000                 21,802                 22,601               (799)
                                                        1999                  3,539                  3,655               (116)

      Cova Select Equity                                2000                 15,043                 16,522             (1,479)
                                                        1999                  1,195                  1,362               (167)

      Cova International Equity                         2000                  3,162                  3,214                (52)
                                                        1999                  1,062                  1,031                 31

      GACC Money Market                                 2000                748,803                740,938              7,865
                                                        1999              1,342,862              1,336,722              6,140

      Russell Multi-Style Equity                        2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Russell Aggressive Equity                         2000                      -                      -                  -
                                                        1999                      -                      -                  -




COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                          Realized Gain (Loss)
                                                                  ------------------------------------------------------------
                                                                      Aggregate            Aggregate Cost
                                                    Year or        Proceeds from Sales     of Fund Shares         Realized
                                                     Period         of Fund Shares            Redeemed           Gain (Loss)
                                                   ----------     ------------------     ------------------    ---------------


      Russell Non-U.S.                                  2000                    $ -                    $ -                $ -
                                                        1999                      -                      -                  -

      Russell Core Bond                                 2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Russell Real Estate Securities                    2000                      -                      -                  -
                                                        1999                      -                      -                  -

      AIM V.I. Value                                    2000                  4,747                  4,705                 42
                                                        1999                    246                    240                  6

      AIM V.I. Capital Appreciation Fund                2000                  1,082                    857                225
                                                        1999                    134                    117                 17

      AIM V.I. International Equity                     2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Alliance Premier Growth                           2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Alliance Real Estate Investment                   2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Liberty Newport Tiger Fund, Variable              2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Goldman Sachs Growth and Income                   2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Goldman Sachs International Equity                2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Goldman Sachs Global Income                       2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Goldman Sachs Internet Tollkeeper                 2000                      1                      1                  -
                                                        1999                      -                      -                  -

      Kemper Small Cap Growth                           2000                      -                      -                  -
                                                        1999                      -                      -                  -



COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                          Realized Gain (Loss)
                                                                  ------------------------------------------------------------
                                                                      Aggregate            Aggregate Cost
                                                    Year or        Proceeds from Sales     of Fund Shares         Realized
                                                     Period         of Fund Shares            Redeemed           Gain (Loss)
                                                   ----------     ------------------     ------------------    ---------------


      Kemper Small Cap Value                            2000                    $ -                    $ -                $ -
                                                        1999                      -                      -                  -

      Kemper Government Securities                      2000                      -                      -                  -
                                                        1999                      -                      -                  -

      MFS Research                                      2000                      -                      -                  -
                                                        1999                      -                      -                  -

      MFS Growth with Income                            2000                      -                      -                  -
                                                        1999                      -                      -                  -

      MFS Emerging Growth                               2000                      -                      -                  -
                                                        1999                      -                      -                  -

      MFS High Income                                   2000                      -                      -                  -
                                                        1999                      -                      -                  -

      MFS Global Governments                            2000                      -                      -                  -
                                                        1999                      -                      -                  -

      MFS New Discovery                                 2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Oppenheimer Capital Appreciation                  2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Oppenheimer Main Street Growth & Income           2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Oppenheimer High Income                           2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Oppenheimer Bond                                  2000                     13                     13                  -
                                                        1999                      -                      -                  -

      Oppenheimer Strategic Bond                        2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Putnam VT Growth and Income                       2000                      -                      -                  -
                                                        1999                      -                      -                  -




COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                                          Realized Gain (Loss)
                                                                  ------------------------------------------------------------
                                                                      Aggregate            Aggregate Cost
                                                    Year or        Proceeds from Sales     of Fund Shares         Realized
                                                     Period         of Fund Shares            Redeemed           Gain (Loss)
                                                   ----------     ------------------     ------------------    ---------------


      Putnam VT New Value                               2000                    $ -                    $ -                $ -
                                                        1999                      -                      -                  -

      Putnam VT Vista                                   2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Putnam VT International Growth                    2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Putnam VT International New Opportunities         2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Templeton Global Income Securities                2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Franklin Small Cap                                2000                    153                    182                (29)
                                                        1999                      -                      -                  -

      Templeton Growth Securities                       2000                    858                    963               (105)
                                                        1999                      -                      -                  -

      Templeton International Securities                2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Templeton Developing Markets Securities           2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Templeton Mutual Shares Securities                2000                      -                      -                  -
                                                        1999                      -                      -                  -

      Franklin Large Cap Growth Securities              2000                      -                      -                  -
                                                        1999                      -                      -                  -







COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                               Unrealized Appreciation (Depreciation)
                                                                  ------------------------------------------------------------
                                                                     Appreciation           Appreciation
                                                    Year or         (Depreciation)         (Depreciation)
                                                     Period         End of Period         Beginning of Period      Change
                                                   ----------     ------------------     ------------------    ---------------


      Cova Lord Abbett Growth and Income                2000               $ 59,107                $ 6,653           $ 52,454
                                                        1999                  6,653                      -              6,653

      Cova Bond Debenture                               2000                 (8,790)                 3,004            (11,794)
                                                        1999                  3,004                      -              3,004

      Cova Developing Growth                            2000                   (151)                    13               (164)
                                                        1999                     13                      -                 13

      Cova Large Cap Research                           2000                 16,664                 10,559              6,105
                                                        1999                 10,559                      -             10,559

      Cova Mid-Cap Value                                2000                 27,188                 (3,680)            30,868
                                                        1999                 (3,680)                     -             (3,680)

      Cova Quality Bond                                 2000                      6                     (2)                 8
                                                        1999                     (2)                     -                 (2)

      Cova Small Cap Stock                              2000                 14,475                 34,574            (20,099)
                                                        1999                 34,574                      -             34,574

      Cova Large Cap Stock                              2000                (88,398)                16,032           (104,430)
                                                        1999                 16,032                      -             16,032

      Cova Select Equity                                2000                (36,037)               (10,304)           (25,733)
                                                        1999                (10,304)                     -            (10,304)

      Cova International Equity                         2000                (20,558)                16,888            (37,446)
                                                        1999                 16,888                      -             16,888

      GACC Money Market                                 2000                    (26)                 3,725             (3,751)
                                                        1999                  3,725                      -              3,725

      Russell Multi-Style Equity                        2000                    (11)                     -                (11)
                                                        1999                      -                      -                  -

      Russell Aggressive Equity                         2000                    (13)                     -                (13)
                                                        1999                      -                      -                  -

      Russell Non-U.S.                                  2000                    (15)                     -                (15)
                                                        1999                      -                      -                  -



COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                               Unrealized Appreciation (Depreciation)
                                                                  ------------------------------------------------------------
                                                                     Appreciation           Appreciation
                                                    Year or         (Depreciation)         (Depreciation)
                                                     Period         End of Period         Beginning of Period      Change
                                                   ----------     ------------------     ------------------    ---------------


      Russell Core Bond                                 2000                      4                    $ -                $ 4
                                                        1999                      -                      -                  -

      Russell Real Estate Securities                    2000                     13                      -                 13
                                                        1999                      -                      -                  -

      AIM V.I. Value                                    2000                (25,869)                 4,069            (29,938)
                                                        1999                  4,069                      -              4,069

      AIM V.I. Capital Appreciation Fund                2000                     43                  6,608             (6,565)
                                                        1999                  6,608                      -              6,608

      AIM V.I. International Equity                     2000                    (51)                     -                (51)
                                                        1999                      -                      -                  -

      Alliance Premier Growth                           2000                    (26)                     -                (26)
                                                        1999                      -                      -                  -

      Alliance Real Estate Investment                   2000                      9                      -                  9
                                                        1999                      -                      -                  -

      Liberty Newport Tiger Fund, Variable              2000                    (13)                     -                (13)
                                                        1999                      -                      -                  -

      Goldman Sachs Growth and Income                   2000                     (6)                     -                 (6)
                                                        1999                      -                      -                  -

      Goldman Sachs International Equity                2000                    (17)                     -                (17)
                                                        1999                      -                      -                  -

      Goldman Sachs Global Income                       2000                     (4)                     -                 (4)
                                                        1999                      -                      -                  -

      Goldman Sachs Internet Tollkeeper                 2000                    (35)                     -                (35)
                                                        1999                      -                      -                  -

      Kemper Small Cap Growth                           2000                    (16)                     -                (16)
                                                        1999                      -                      -                  -

      Kemper Small Cap Value                            2000                      4                      -                  4
                                                        1999                      -                      -                  -



COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                              Unrealized Appreciation (Depreciation)
                                                                  ------------------------------------------------------------
                                                                     Appreciation           Appreciation
                                                    Year or         (Depreciation)         (Depreciation)
                                                     Period         End of Period         Beginning of Period      Change
                                                   ----------     ------------------     ------------------    ---------------


      Kemper Government Securities                      2000                    $ 9                    $ -                $ 9
                                                        1999                      -                      -                  -

      MFS Research                                      2000                    (10)                     -                (10)
                                                        1999                      -                      -                  -

      MFS Growth with Income                            2000                     (1)                     -                 (1)
                                                        1999                      -                      -                  -

      MFS Emerging Growth                               2000                    (20)                     -                (20)
                                                        1999                      -                      -                  -

      MFS High Income                                   2000                     (7)                     -                 (7)
                                                        1999                      -                      -                  -

      MFS Global Governments                            2000                      5                      -                  5
                                                        1999                      -                      -                  -

      MFS New Discovery                                 2000                    (14)                     -                (14)
                                                        1999                      -                      -                  -

      Oppenheimer Capital Appreciation                  2000                    (10)                     -                (10)
                                                        1999                      -                      -                  -

      Oppenheimer Main Street Growth & Income           2000                    (10)                     -                (10)
                                                        1999                      -                      -                  -

      Oppenheimer High Income                           2000                     (3)                     -                 (3)
                                                        1999                      -                      -                  -

      Oppenheimer Bond                                  2000                      6                      -                  6
                                                        1999                      -                      -                  -

      Oppenheimer Strategic Bond                        2000                      2                      -                  2
                                                        1999                      -                      -                  -

      Putnam VT Growth and Income                       2000                      9                      -                  9
                                                        1999                      -                      -                  -

      Putnam VT New Value                               2000                     20                      -                 20
                                                        1999                      -                      -                  -


COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(7)   REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION), CONTINUED:

                                                                              Unrealized Appreciation (Depreciation)
                                                                  ------------------------------------------------------------
                                                                     Appreciation           Appreciation
                                                    Year or         (Depreciation)         (Depreciation)
                                                     Period         End of Period         Beginning of Period      Change
                                                   ----------     ------------------     ------------------    ---------------


      Putnam VT Vista                                   2000                  $ (16)                   $ -              $ (16)
                                                        1999                      -                      -                  -

      Putnam VT International Growth                    2000                     (9)                     -                 (9)
                                                        1999                      -                      -                  -

      Putnam VT International New Opportunities         2000                    (34)                     -                (34)
                                                        1999                      -                      -                  -

      Templeton Global Income Securities                2000                     (1)                     -                 (1)
                                                        1999                      -                      -                  -

      Franklin Small Cap                                2000                 (3,247)                    41             (3,288)
                                                        1999                     41                      -                 41

      Templeton Growth Securities                       2000                 (4,171)                    10             (4,181)
                                                        1999                     10                      -                 10

      Templeton International Securities                2000                     (6)                     8                (14)
                                                        1999                      8                      -                  8

      Templeton Developing Markets Securities           2000                    (19)                     -                (19)
                                                        1999                      -                      -                  -

      Templeton Mutual Shares Securities                2000                     10                      -                 10
                                                        1999                      -                      -                  -

      Franklin Large Cap Growth Securities              2000                     22                     23                 (1)
                                                        1999                     23                      -                 23

COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(8)    SUB-ACCOUNT ACCUMULATION UNITS OUTSTANDING

                                                          12/31/00            12/31/99
                                                      -----------------   -----------------


       Single premium variable life policies (SPVL):
         Cova Lord Abbett Growth and Income                     30,741              17,211
         Cova Bond Debenture                                    21,177              10,240
         Cova Developing Growth                                    186                   9
         Cova Large Cap Research                                10,125               8,504
         Cova Mid-Cap Value                                      5,864               6,003
         Cova Quality Bond                                           9                   9
         Cova Small Cap Stock                                    9,534              10,224
         Cova Large Cap Stock                                   40,538              31,535
         Cova Select Equity                                     17,166              11,048
         Cova International Equity                              12,178               8,926
         GACC Money Market                                           9              28,826
         AIM V.I. Value                                         13,681               5,407
         AIM V.I. Capital Appreciation                           3,196               1,951
         AIM V.I. International Equity                              10                   -
         Templeton Global Income Securities                         10                  10
         Franklin Small Cap                                        954                  10
         Templeton Growth Securities                             3,492                  10
         Templeton International Securities                         10                  10
         Franklin Large Cap Growth Securities                       10                  10


       Flexible premium variable universal life (FPVL):
         Cova Lord Abbett Growth and Income                         10                   -
         Cova Bond Debenture                                        10                   -
         Cova Developing Growth                                     10                   -
         Cova Large Cap Research                                    10                   -
         Cova Mid-Cap Value                                         10                   -
         Cova Quality Bond                                          10                   -
         Cova Small Cap Stock                                       10                   -
         Cova Large Cap Stock                                       10                   -
         Cova Select Equity                                         10                   -
         Cova International Equity                                  10                   -
         GACC Money Market                                          37                  10
         Russell Multi-Style Equity                                 10                   -
         Russell Aggressive Equity                                  10                   -
         Russell Non-U.S.                                           10                   -
         Russell Core Bond                                          10                   -
         Russell Real Estate Securities                             10                   -
         AIM V.I. Value                                             10                   -
         AIM V.I. Capital Appreciation                              10                   -
         AIM V.I. International Equity                              10                   -
         Alliance Premier Growth                                    10                   -
         Alliance Real Estate Investment                            10                   -





COVA VARIABLE LIFE ACCOUNT FIVE
Notes to Financial Statements
December 31, 2000


(8)    SUB-ACCOUNT ACCUMULATION UNITS OUTSTANDING, CONTINUED:

                                                          12/31/00            12/31/99
                                                      -----------------   -----------------


       Flexible premium variable universal life (FPVL), continued:
         Liberty Newport Tiger Fund, Variable                       10                   -
         Goldman Sachs Growth and Income                            10                   -
         Goldman Sachs International Equity                         10                   -
         Goldman Sachs Global Income                                10                   -
         Goldman Sachs Internet Tollkeeper                          10                   -
         Kemper Small Cap Growth                                    10                   -
         Kemper Small Cap Value                                     10                   -
         Kemper Government Securities                               10                   -
         MFS Research                                               10                   -
         MFS Growth with Income                                     10                   -
         MFS Emerging Growth                                        10                   -
         MFS High Income                                            10                   -
         MFS Global Governments                                     10                   -
         MFS New Discovery                                          10                   -
         Oppenheimer Capital Appreciation                           10                   -
         Oppenheimer Main Street Growth & Income                    10                   -
         Oppenheimer High Income                                    10                   -
         Oppenheimer Bond                                           10                   -
         Oppenheimer Strategic Bond                                 10                   -
         Putnam VT Growth and Income                                10                   -
         Putnam VT New Value                                        10                   -
         Putnam VT Vista                                            10                   -
         Putnam VT International Growth                             10                   -
         Putnam VT International New Opportunities                  10                   -
         Franklin Small Cap                                         10                   -
         Templeton International Securities                         10                   -
         Templeton Developing Markets Securities                    10                   -
         Templeton Mutual Shares Securities                         10                   -




                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                 (a wholly owned subsidiary of MetLife Investors Insurance Company)
             INTERIM BALANCE SHEETS (UNAUDITED) SEPTEMBER 30, 2001 AND DECEMBER 31, 2000

                              (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)





                                                                                           2001                     2000
                                                                                   ---------------------    ----------------------

ASSETS:
Investments:
    Fixed maturity securities, at fair value (amortized cost
      of $86,188 and $98,536)                                                    $               90,434   $               100,263
    Mortgage loans on real estate                                                                 4,275                     4,336
    Policy loans                                                                                    957                     1,102
    Real estate joint ventures                                                                                                516
    Short-term investments                                                                        2,326                     4,242
                                                                                   ---------------------    ----------------------

             Total investments                                                                   97,992                   110,459

Cash and cash equivalents                                                                        27,058                     1,659
Accrued investment income                                                                         1,290                     1,641
Deferred policy acquisition costs                                                                18,626                    19,325
Premiums and other receivables                                                                    2,106                     5,490
Receivables from affiliates                                                                        (487)                      554
Other assets                                                                                      2,471                     2,418
Separate accounts                                                                               184,896                   209,032
                                                                                   ---------------------    ----------------------


             Total assets                                                        $              333,952   $               350,578
                                                                                   =====================    ======================

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:
Policyholder deposits                                                            $              107,085   $               108,296
Future policy benefits                                                                            6,815                     6,763
Other Policy Funds                                                                                  (14)                       --
Current income taxes payable                                                                        (75)                      (75)
Deferred income taxes payable                                                                     1,036                      (404)
Other liabilities                                                                                 4,753                     2,331
Separate accounts                                                                               184,896                   209,022
                                                                                   ---------------------    ----------------------

             Total liabilities                                                                  304,496                   325,933
                                                                                   ---------------------    ----------------------

SHAREHOLDER'S EQUITY
    Common stock, $233.34 par value, (authorized
      30,000 shares; issued and outstanding
      12,000 shares in 2001 and 2000)                                                             2,800                     2,800
    Additional paid-in capital                                                                   26,302                    22,802
    Retained deficit                                                                               (318)                   (1,287)
    Accumulated other comprehensive income                                                          672                       330
                                                                                   ---------------------    ----------------------
             Total shareholder's equity                                                          29,456                    24,645
                                                                                   ---------------------    ----------------------

             Total liabilities and shareholder's equity                          $              333,952   $               350,578
                                                                                   =====================    ======================

See accompanying notes to interim financial statements.

                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                 (a wholly owned subsidiary of MetLife Investors Insurance Company)
                            INTERIM STATEMENTS OF OPERATIONS (UNAUDITED)

                                       (DOLLARS IN THOUSANDS)



                                                                   NINE MONTHS ENDED                  THREE MONTHS ENDED
                                                                      SEPTEMBER 30,                      SEPTEMBER 30,
                                                                 2001             2000               2001             2000
                                                             --------------  ---------------    ---------------  ---------------


Revenues:
    Premiums                                               $           488 $            335   $            102 $             86
    Universal life & investment type products                        2,780            2,110              1,002              738
    Net investment income                                            6,608            6,703              2,174            2,354
    Net realized gains (losses) on investments                         924              (98)               664              (90)
    Other income                                                       116              181                104               48
                                                             --------------  ---------------    ---------------  ---------------

             Total revenues                                         10,916            9,231              4,046            3,136
                                                             --------------  ---------------    ---------------  ---------------

Expenses:
    Interest on policyholder deposits                                4,387            4,429              1,015            1,575
    Current and future policy benefits                               1,850              773              1,114              268
    Operating and other expenses                                     2,454            3,914                956            1,370
                                                             --------------  ---------------    ---------------  ---------------

    Total benefits and expenses                                      8,691            9,116              3,085            3,213
                                                             --------------  ---------------    ---------------  ---------------

Income (loss) before provisions for income taxes                     2,225              115                961              (77)

    Provisions for income taxes                                      1,257              179                783               84
                                                             --------------  ---------------    ---------------  ---------------


             Net Income (loss)                             $           968 $            (64)  $            178 $           (161)
                                                             ==============  ===============    ===============  ===============


See accompanying notes to interim financial statements.

                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                 (a wholly owned subsidiary of MetLife Investors Insurance Company)
                        INTERIM STATEMENT OF SHAREHOLDER'S EQUITY (UNAUDITED)
                            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                       ( DOLLARS IN THOUSANDS)


                                                                                              2001
                                                                                         ---------------



COMMON STOCK                                                                           $          2,800
                                                                                         ---------------

ADDITIONAL PAID-IN CAPITAL:
    Balance at beginning of period                                                               22,802
    Capital contribution                                                                          3,500
                                                                                         ---------------

    Balance at end of period                                                                     26,302
                                                                                         ---------------

RETAINED DEFICIT:
    Balance at beginning of period                                                               (1,286)
    Net income                                                                                      968
                                                                                         ---------------

    Balance at end of period                                                                       (318)
                                                                                         ---------------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
    Balance at beginning of period                                                                  329
    Change in unrealized gains of fixed
      maturity and equity securities                                                                343
                                                                                         ---------------

    Balance at end of period                                                                        672
                                                                                         ---------------

             Total shareholder's equity                                                $         29,456
                                                                                         ===============

TOTAL COMPREHENSIVE INCOME:
    Net Income                                                                         $            968
    Other comprehensive income, net of tax                                                          672
                                                                                         ---------------

             Total comprehensive income                                                $          1,640
                                                                                         ===============


See accompanying notes to interim financial statements.

                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                 (a wholly owned subsidiary of MetLife Investors Insurance Company)
                             INTERIM STATEMENT OF CASH FLOWS (UNAUDITED)
                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000

                                       (DOLLARS IN THOUSANDS)


                                                                                    2001              2000
                                                                             ----------------  ----------------


NET CASH PROVIDED BY OPERATING ACTIVITIES                                              7,477             3,826
                                                                             ----------------  ----------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Sales of:
      Fixed maturity securities                                                       32,929             4,722
      Mortgage loans                                                                      61                 -
    Purchases of:
      Fixed maturity securities                                                      (19,984)           (3,970)
      Mortgage loans                                                                      --                --
    Net change in short-term investments                                               1,916                --
    Net change in policy loans                                                           145                --
    Other, net                                                                           516                --
                                                                             ----------------  ----------------
             Net cash provided by investing activities                                15,583               752
                                                                             ----------------  ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Policyholder account balances:
      Deposits                                                                        22,010            43,352
      Withdrawals                                                                    (23,171)          (44,403)
    Capital contribution                                                               3,500             2,500
                                                                             ----------------  ----------------
             Net cash provided by financing activities                                 2,339             1,449
                                                                             ----------------  ----------------

Change in cash and cash equivalents                                                   25,399             6,027

Cash and cash equivalents, beginning of year                                           1,659             2,199
                                                                             ----------------  ----------------

Cash and cash equivalents, end of year                                     $          27,058             8,226
                                                                             ================  ================


See accompanying notes to interim financial statements.

                METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
       (a wholly owned subsidiary of MetLife Investors Insurance Company)
                NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)



(1)      BASIS OF PRESENTATION AND NATURE OF THE BUSINESS

         BASIS OF PRESENTATION

         MetLife Investors Insurance Company of California (the Company), a California domiciled life insurance company, is a wholly owned subsidiary of MetLife Investors Insurance Company (MIIC). MIIC is a wholly owned subsidiary of Cova Corporation, which is a wholly owned subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. GALIC is a wholly owned subsidiary of GenAmerica Financial Corporation.

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Significant intercompany transactions have been eliminated.

(2)      ACQUISITION BY METLIFE

         On January 6, 2000, GenAmerica Financial Corporation and all of its holdings were acquired by Metropolitan Life Insurance Company (MetLife), a New York domiciled life insurance company, for $1.2 billion in cash (the Merger).

         The Merger was accounted for using the purchase method of accounting. The net purchase price of approximately $21,602,000 was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. For the purposes of financial reporting, the Company has accounted for the Merger as if it took place on January 1, 2000.

         The excess of the acquisition purchase price over the fair value of net assets acquired of approximately $2,530,000 was recorded as goodwill and was being amortized on a straight-line basis over 20 years. . This new basis of accounting resulted in an increase in shareholder's equity of approximately $2,972,000 on January 1, 2000. The amortization of goodwill will continue through December 31, 2001. Beginning January 1, 2001, FASB 142 will take affect in which amortization of goodwill will no longer happen. Goodwill will remain on the books and will be analyzed for impairment on a annual basis


  (3)    INVESTMENTS

         The Company's investments in fixed maturity securities are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost and estimated fair value of investments in fixed maturity securities at September 30, 2001 as follows:

                                                                        SEPTEMBER 30, 2001
                                                  ---------------------------------------------------------------
                                                                      GROSS            GROSS         ESTIMATED
                                                    AMORTIZED       UNREALIZED      UNREALIZED         FAIR
                                                      COST            GAINS           LOSSES           VALUE
                                                  --------------  ---------------  --------------  --------------
                                                                          (IN THOUSANDS)

         Corporate securities                   $      57,659  $       3,284    $          209  $        60,734
         Mortgage-backed securities                    16,092            494                 0           16,586
         Asset-backed securities                       12,436            678               438           13,113
                                                  --------------  ---------------  --------------  --------------
              Total fixed maturity securities   $      86,188   $      4,455     $         209   $       90,434




         The amortized cost and estimated fair value of fixed maturity securities at September 30, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                                                           ESTIMATED
                                                                                          AMORTIZED           FAIR
                                                                                             COST            VALUE
                                                                                        --------------   ---------------
                                                                                                (IN THOUSANDS)

        Less than one year                                                            $        2,491  $          2,559
        Due after one year through five years                                                 31,013            32,519
        Due after five years through ten years                                                19,774            20,920
        Due after ten years                                                                    4,381             4,737
                                                                                        --------------   ---------------
                                                                                              57,659            60,735
        Mortgage- and asset-backed securities                                                 28,529            29,699
                                                                                        --------------   ---------------

                 Total                                                                $       86,188  $         90,434
                                                                                        ==============   ===============


         At September 30, 2001, approximately 92.6% of the Company's fixed maturity securities are investment grade or are nonrated but considered to be of investment grade. Of the 7.3% noninvestment grade fixed maturity securities, 5.9% are rated as BB, 1.0% are rated as B and 0.4% are rated CCC or below.

         The Company had two impaired fixed maturity securities with estimated fair value of approximately $360,000, became nonincome producing in 2001.

         The components of investment income, realized gains (losses), and unrealized appreciation (depreciation) are as follows:

                                                                  NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                                    SEPTEMBER 30,                     SEPTEMBER 30,
                                                                2001            2000              2001             2000
                                                            --------------  --------------   ---------------  ----------------
                                                                                                      (IN THOUSANDS)

        Fixed maturity securities                        $       5,780    $       6,081   $          1,779  $        2,067
        Short-term investments                                     564              243                225             152
        Cash and cash equivalents                                    0                0                  0               0
        Mortgage loans                                             266              387                 92             143
        Policy loans                                                56               60                 18              21
        Miscellaneous                                              (51)              22                 11               3
                                                            --------------  --------------   ---------------  ----------------
                  Total investment income                        6,615            6,793              2,125           2,386
        Investment expenses                                         (7)             (90)                49             (32)
                                                            --------------  --------------   ---------------  ----------------

                  Net investment income                  $       6,608    $       6,703   $          2,174  $        2,354
                                                            ==============  ==============   ===============  ================


        Net realized capital gains (losses)              $         924   $          (98) $             664 $           (90)
                                                            ==============  ==============   ===============  ================


                                                                                        SEPTEMBER 30,
                                                                                            2001
                                                                                      -------------------
                                                                                        (in thousands)

        Unrealized appreciation (depreciation) are as follows:


             Fixed maturity securities                                               $          5,029
             Effects on VOBA amortization                                                         598
                                                                                      -------------------

               Unrealized appreciation (depreciation) before income tax                         4,431

            Unrealized income tax (expense) benefit                                              (185)
                                                                                      -------------------

               Net unrealized appreciation (depreciation) on investments            $           4,246
                                                                                      ===================


 (4)     REINSURANCE

         On July 1, 2000, the Company recaptured all of the existing single premium deferred annuity policies ceded to OakRe. On that same date, the Company terminated the June 1, 1995 reinsurance agreement with OakRe.

 (5)     STATUTORY SURPLUS

         As of September 30, 2001, the Company's statutory capital surplus was $9,036,991. The Company's statutory net losses for the periods ended September 30, 2001 and 2000 were $(3,786,079) and $(1,740,596), respectively.

 (6)     OTHER

         Certain 2000 amounts have been reclassified to conform to the 2001 presentation.


                      COVA FINANCIAL LIFE INSURANCE COMPANY
              (a wholly owned subsidiary of Cova Financial Services
                             Life Insurance Company)

                              Financial Statements

                        December 31, 2000, 1999, and 1998

                   (With Independent Auditors' Report Thereon)

INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholder
Cova Financial Life Insurance Company
Newport Beach, California


We have audited the accompanying balance sheet of Cova Financial Life Insurance Company as of December 31, 2000, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 2 to the financial statements, the Company was acquired in a business combination accounted for as a purchase. As a result of the acquisition, the financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable.



/S/ Deloitte & Touche LLP


Chicago, Illinois
February 22, 2001

                          INDEPENDENT AUDITORS' REPORT



     The Board of Directors and Shareholder
     Cova Financial Life Insurance Company:


     We have audited the accompanying balance sheet of Cova Financial Life Insurance Company (a wholly owned subsidiary of Cova Financial Services Life Insurance Company) (the Company) as of December 31, 1999, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cova Financial Life Insurance Company as of December 31, 1999, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.


      /s/ KMPG LLP

      Chicago, Illinois
      February 4, 2000

                    COVA FINANCIAL LIFE INSURANCE COMPANY (a
             wholly owned subsidiary of Cova Financial Services Life
                               Insurance Company)

                                 Balance Sheets

                           December 31, 2000 and 1999
                                 (in thousands)

                                                                                         PREDECESSOR
                                                                                            BASIS
                                    Assets                                2000              1999
                                                                      -------------     --------------


Investments:
    Fixed maturity securities, at fair value (amortized cost
      of $98,536 and $101,690)                                      $      100,263    $        95,568
    Mortgage loans                                                           4,336              5,439
    Short-term investments                                                     284                 --
    Policy loans                                                             1,102                938
                                                                      -------------     --------------

             Total investments                                             105,985            101,945

Cash and cash equivalents                                                    6,133              2,199
Accrued investment income                                                    1,641              1,624
Deferred policy acquisition costs                                            2,499             15,093
Value of business acquired                                                  16,826              1,740
Goodwill                                                                     2,404              1,631
Deferred income taxes                                                          404              1,232
Receivable from OakRe                                                        1,100             18,890
Income taxes recoverable                                                        75                 75
Reinsurance receivables                                                        132                  9
Other assets                                                                 4,807                 24
Separate accounts                                                          209,032            186,040
                                                                      -------------     --------------

             Total assets                                           $      351,038    $       330,502
                                                                      =============     ==============

See accompanying notes to financial statements.


                    COVA FINANCIAL LIFE INSURANCE COMPANY (a
             wholly owned subsidiary of Cova Financial Services Life
                               Insurance Company)

                            Balance Sheets, continued

                           December 31, 2000 and 1999
                        (in thousands, except share data)

                                                                                          PREDECESSOR
                                                                                             BASIS
                      Liabilities and Shareholder's Equity                 2000              1999
                                                                       --------------    --------------


Policyholder deposits                                                $       108,429   $       116,184
Future policy benefits                                                         6,828             6,707
Payable on purchase of securities                                                 --                85
Accounts payable and other liabilities                                         1,014             1,589
Payable to OakRe                                                                  --               172
Guaranty fund assessments                                                      1,100             1,100
Separate accounts                                                            209,022           186,035
                                                                       --------------    --------------

             Total liabilities                                               326,393           311,872
                                                                       --------------    --------------

Shareholder's equity:
    Common stock, $233.34 par value, (authorized
      30,000 shares; issued and outstanding
      12,000 shares in 2000 and 1999)                                          2,800             2,800
    Additional paid-in capital                                                22,802            15,523
    Retained (deficit) earnings                                               (1,286)            1,993
    Accumulated other comprehensive income (loss)                                329            (1,686)
                                                                       --------------    --------------

             Total shareholder's equity                                       24,645            18,630
                                                                       --------------    --------------

             Total liabilities and shareholder's equity              $       351,038   $       330,502
                                                                       ==============    ==============


See accompanying notes to financial statements.

                    COVA FINANCIAL LIFE INSURANCE COMPANY (a
             wholly owned subsidiary of Cova Financial Services Life
                               Insurance Company)

                            Statements of Operations

                  Years ended December 31, 2000, 1999, and 1998
                                 (in thousands)


                                                                                 PREDECESSOR BASIS
                                                                  2000           1999        1998
                                                                ----------     ----------  ----------


Revenues:
    Premiums                                                  $       543    $     1,041 $     1,308
    Separate account fees                                           2,840          2,215       1,392
    Net investment income                                           8,919          7,663       7,516
    Net realized (losses) gains on investments                     (1,193)          (226)        126
    Other income                                                      221            382          66
                                                                ----------     ----------  ----------

             Total revenues                                        11,330         11,075      10,408
                                                                ----------     ----------  ----------

Benefits and expenses:
    Interest on policyholder deposits                               6,133          6,064       5,486
    Current and future policy benefits                              1,026          1,479       1,549
    Operating and other expenses                                    1,244          1,548         945
    Amortization of purchased intangible
      assets                                                        4,555            233         260
    Amortization of deferred policy
      acquisition costs                                               124          1,397       1,081
                                                                ----------     ----------  ----------

             Total benefits and expenses                           13,082         10,721       9,321
                                                                ----------     ----------  ----------

             (Loss)  Income before income taxes                    (1,752)           354       1,087
                                                                ----------     ----------  ----------

Income tax (benefit) expense:
    Current                                                            --           (246)        (80)
    Deferred                                                         (466)           440         357
                                                                ----------     ----------  ----------

             Total income tax (benefit) expense                      (466)           194         277
                                                                ----------     ----------  ----------

             Net (loss) income                                $    (1,286)   $       160 $       810
                                                                ==========     ==========  ==========


See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
           (a wholly owned subsidiary of Cova Financial Services Life
                               Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 2000, 1999, and 1998
                                 (in thousands)
                                                                                 PREDECESSOR BASIS
                                                                   2000          1999         1998
                                                                 ----------    ----------   ---------


COMMON STOCK                                                   $     2,800   $     2,800  $    2,800
                                                                 ----------    ----------   ---------

ADDITIONAL PAID-IN CAPITAL:
    Balance at beginning of period                                  15,523        14,523      13,523
    Adjustment to reflect purchase acquisition                       3,279            --          --
    Capital contribution                                             4,000         1,000       1,000
                                                                 ----------    ----------   ---------

    Balance at end of period                                        22,802        15,523      14,523
                                                                 ----------    ----------   ---------

RETAINED (DEFICIT) EARNINGS:
    Balance at beginning of period                                   1,993         1,833       1,023
    Adjustment to reflect purchase acquisition                      (1,993)           --          --
    Net (loss) income                                               (1,286)          160         810
                                                                 ------------  ----------   ---------

    Balance at end of period                                        (1,286)        1,993       1,833
                                                                 ----------    ----------   ---------

ACCUMULATED OTHER COMPREHENSIVE INCOME:
    Balance at beginning of period                                  (1,686)          333         145
    Adjustment to reflect purchase acquisition                       1,686            --          --
    Change in unrealized gains (losses) of fixed
      maturity and equity securities                                   329        (2,019)        188
                                                                 ----------    ----------   ---------

    Balance at end of period                                           329        (1,686)        333
                                                                 ----------    ----------   ---------

             Total shareholder's equity                        $    24,645   $    18,630  $   19,489
                                                                 ==========    ==========   =========

TOTAL COMPREHENSIVE (LOSS) INCOME:
    Net (loss) income                                          $    (1,286)  $       160  $      810
    Other comprehensive income (loss), net of tax                      329        (2,019)        188
                                                                 ----------    ----------   ---------

             Total comprehensive (loss) income                 $      (957)  $    (1,859) $      998
                                                                 ==========    ==========   =========


See accompanying notes to financial statements.


                      COVA FINANCIAL LIFE INSURANCE COMPANY
           (a wholly owned subsidiary of Cova Financial Services Life
                               Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 2000, 1999, and 1998
                                 (in thousands)

                                                                                            PREDECESSOR BASIS
                                                                              2000          1999         1998
                                                                           -----------    ----------   ----------


CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income                                                        $     (1,286)  $       160  $       810
    Adjustments to reconcile net (loss) income to net cash
      provided by operating activities:
      Depreciation and amortization expenses                                     (932)          175           23
      Losses (gains) on investments, net                                        1,193           226         (126)
      Interest credited to policyholder account balances                        6,133         6,064        5,486
      Policy charges                                                           (3,060)       (2,597)      (1,393)
      Changes in:
        Accrued investment income                                                 (17)           17          186
        Other receivables                                                      13,435        16,726       32,013
        Deferred policy acquisition costs and value of
           business acquired, net                                                 855        (6,837)      (2,322)
        Insurance related liabilities                                             320           516          810
        Income taxes payable                                                     (467)          193          423
        Other liabilities                                                      (1,480)         (111)       2,006
        Other, net                                                               (603)        4,183         (547)
                                                                           -----------    ----------   ----------
             Net cash provided by operating activities                         14,091        18,715       37,369
                                                                           -----------    ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Sales of:
      Fixed maturity securities                                                 8,311        10,775           --
      Mortgage loans                                                            1,067           766          139
    Purchases of:
      Fixed maturity securities                                               (19,751)      (28,375)     (53,065)
      Mortgage loans                                                               --          (990)      (3,608)
    Maturities and repayments of fixed maturity securities                      7,686        15,212       50,986
    Net change in short-term investments                                         (284)           --           --
    Net change in policy loans                                                   (164)          285         (140)
                                                                           -----------    ----------   ----------
             Net cash used in investing activities                             (3,135)       (2,327)      (5,688)
                                                                           -----------    ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Policyholder account balances:
      Deposits                                                                 29,837        34,755       34,887
      Withdrawals                                                             (40,859)      (56,933)     (62,727)
    Capital contribution                                                        4,000         1,000        1,000
                                                                           -----------    ----------   ----------
             Net cash used in financing activities                             (7,022)      (21,178)     (26,840)
                                                                           -----------    ----------   ----------

Change in cash and cash equivalents                                             3,934        (4,790)       4,841

Cash and cash equivalents, beginning of year                                    2,199         6,989        2,148
                                                                           -----------    ----------   ----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                   $      6,133   $     2,199  $     6,989
                                                                           ===========    ==========   ==========



See accompanying notes to financial statements.

                      COVA FINANCIAL LIFE INSURANCE COMPANY
           (a wholly owned subsidiary of Cova Financial Services Life
                               Insurance Company)

                          Notes to Financial Statements

                        December 31, 2000, 1999, and 1998





(1)      BASIS OF PRESENTATION AND NATURE OF THE BUSINESS

         BASIS OF PRESENTATION

         Cova Financial Life Insurance Company (the Company), a California domiciled life insurance company, is a wholly owned subsidiary of Cova Financial Services Life Insurance Company (CFSLIC). CFSLIC is a wholly owned subsidiary of Cova Corporation, which is a wholly owned subsidiary of General American Life Insurance Company (GALIC), a Missouri domiciled life insurance company. GALIC is a wholly owned subsidiary of GenAmerica Financial Corporation.

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Significant intercompany transactions have been eliminated.

         NATURE OF THE BUSINESS

         The Company markets and services single premium deferred annuities, immediate annuities, variable annuities, term life, variable life, and single premium whole life insurance policies. The Company is licensed to conduct business in the state of California. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders. Life insurance policies provide policy beneficiaries with mortality benefits amounting to a multiple, which declines with age, of the original premium.

         Under the deferred fixed annuity contracts, interest rates credited to policyholder deposits are guaranteed by the Company for periods from one to ten years, but in no case may renewal rates be less than 3%. The Company may assess surrender fees against amounts withdrawn prior to scheduled rate reset and adjust account values based on current crediting rates. Policyholders also may incur certain federal income tax penalties on withdrawals.

         Under the variable annuity contracts, policyholder deposits are allocated to various separate account sub-accounts or the general account. A sub-account is valued at the sum of market values of the securities in its underlying investment portfolio. The contract value allocated to a sub-account will fluctuate based on the performance of the sub-account investments. The contract value allocated to the general account is credited with a fixed interest rate for a specified period. The Company may assess surrender fees against amounts withdrawn prior to the end of the withdrawal charge period. Policyholders may also incur certain federal income tax penalties on withdrawals.

         Under the variable life contracts, policyholder deposits are allocated to various separate account sub-accounts. The account value of a sub-account will fluctuate based on the performance of the sub-account investments. The Company guarantees a minimum death benefit to be paid to the beneficiaries upon the death of the insured. The Company may assess surrender fees against amounts withdrawn prior to the end of the surrender charge period. A deferred premium tax may also be assessed against amounts withdrawn in the first ten years. Policyholders may also incur certain federal income tax penalties on withdrawals.

         Under the term life insurance policies, policyholders pay a level premium over a certain period of time to guarantee a death benefit will be paid to the beneficiaries upon the death of the insured. This policy has no cash accumulation available to the policyholder.


         Although the Company markets its products through numerous distributors, including regional brokerage firms, national brokerage firms, and banks, approximately 97%, 94%, and 96% of the Company's sales have been through two specific brokerage firms, A. G. Edwards & Sons, Incorporated, and Edward Jones & Company, Incorporated, in 2000, 1999, and 1998, respectively.

(2)      ACQUISITION BY METLIFE

         On January 6, 2000, GenAmerica Financial Corporation and all of its holdings were acquired by Metropolitan Life Insurance Company (MetLife), a New York domiciled life insurance company, for $1.2 billion in cash (the Merger).

         The Merger was accounted for using the purchase method of accounting. The net purchase price of approximately $21,602,000 was allocated to the assets and liabilities acquired based upon the fair market value of such assets and liabilities at the date of acquisition. For the purposes of financial reporting, the Company has accounted for the Merger as if it took place on January 1, 2000.

         The excess of the acquisition purchase price over the fair value of net assets acquired of approximately $2,530,000 was recorded as goodwill and will be amortized on a straight-line basis over 20 years. This new basis of accounting resulted in an increase in shareholder's equity of approximately $2,972,000 on January 1, 2000. The Company's financial statements subsequent to January 1, 2000 reflect this new basis of accounting.

         As a result of the acquisition, the financial statements for the period subsequent to the acquisition are presented on a different basis of accounting than those for the periods prior to the acquisition and, therefore, are not directly comparable. For periods prior to the date of the acquisition, the balances are referred to as "Predecessor Basis."

(3)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INVESTMENTS

         All fixed maturity securities are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as accumulated other comprehensive income in shareholder's equity, net of deferred effects of income tax and related effects on deferred policy acquisition costs and value of business acquired.

         Amortization of the discount or premium from the purchase of mortgage-backed bonds is recognized using a level-yield method, which considers the estimated timing and amount of prepayments of the underlying mortgage loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments previously anticipated and the actual prepayments received and currently anticipated.

         A realized loss is recognized and charged against income if the Company's carrying value in a particular investment in the available-for-sale category has experienced a significant decline in fair value that is deemed to be other than temporary.

         Investment income is recorded when earned. Realized capital gains and losses on the sale of investments are determined on a specific identification basis.

         Mortgage loans and policy loans are carried at their unpaid principal balances. An allowance for mortgage loan losses is established based on an evaluation of the mortgage loan portfolio, past credit loss experience, and current economic conditions. Valuation allowances are established for impaired loans when it is probable that collection of all amounts due under the contractual terms is doubtful. The Company had no impaired loans in 2000 and 1999. The valuation allowance for potential losses on mortgage loans was $40,000 at December 31, 1999. There was no valuation allowance at December 31, 2000.

         Short-term investments consist of investment in money market funds and are carried at cost, which approximates fair value.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include currency and demand deposits in banks, U.S. Treasury bills, money market accounts, and commercial paper with maturities less than 90 days, which are not otherwise restricted.

         DEFERRED POLICY ACQUISITION COSTS

         Certain costs of acquiring new business which vary with and are directly related to the production of new business, principally commissions, premium taxes, and certain policy issuance and underwriting costs, are deferred and amortized into income. Deferred policy acquisition costs are periodically reviewed as to recoverability and written down when necessary.

         The costs deferred are amortized in proportion to estimated future gross profits derived from investment income, realized gains and losses on sales of securities, unrealized securities gains and losses, interest credited to accounts, surrender fees, mortality costs, and policy maintenance expenses. The estimated gross profits are periodically reevaluated and the unamortized balance of deferred policy acquisition costs is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from the inception of the policies and contracts. The amortization and adjustments resulting from unrealized gains and losses are not recognized currently in income but as an offset to the accumulated other comprehensive income component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

         VALUE OF BUSINESS ACQUIRED

         Value of business acquired (VOBA) reflects the estimated fair value of acquired insurance business in force and represents the portion of the acquisition cost that was allocated to the value of future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected net cash flows from the acquired insurance contracts. Certain estimates were utilized in the computation of this asset including estimates of future policy retention, investment income, interest credited to policyholders, surrender fees, mortality costs, and policy maintenance costs discounted at a pretax rate of 13% (8.7% net after tax).

         The estimated gross profit streams are periodically reevaluated and the unamortized balance of VOBA is adjusted to the amount that would have existed had the actual experience and revised estimates been known and applied from inception. The amortization and adjustments resulting from unrealized appreciation and depreciation are not recognized currently in income but as an offset to the accumulated other comprehensive income reflected as a separate component of shareholder's equity. The amortization period is the remaining life of the policies, which is estimated to be 20 years from the date of original policy issue.

         Based on current assumptions, amortization of the original in-force VOBA asset, expressed as a percentage of the original in-force asset, is projected to be 13.4%, 12.1%, 10.1%, 8.6%, and 8.0% for the years ended December 31, 2001 through 2005, respectively. Actual amortization incurred during these years may be more or less as assumptions are modified to incorporate actual results. The average crediting rate on the original in-force VOBA asset is 7.0% for 2000.

         On June 1, 1995, the Company recorded VOBA related to the GALIC acquisition of the Company. As a result of the Merger, the unamortized VOBA balance at January 1, 2000 was written off.


         GOODWILL

         Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized on the straight-line basis over a 20-year period. The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

         SEPARATE ACCOUNTS

         Separate accounts contain segregated assets of the Company that are specifically assigned to variable annuity or variable life policyholders and are not available to other creditors of the Company. The earnings of separate account investments are also assigned to the policyholders in the separate accounts, and are not guaranteed or supported by the other general investments of the Company. The Company earns policy maintenance, administration, and mortality and expense risk fees from the separate accounts and assesses withdrawal charges in the event of early withdrawals. Separate account assets are carried at fair value.

         POLICYHOLDER DEPOSITS

         The Company recognizes its liability for policy amounts that are not subject to policyholder mortality nor longevity risk at the stated contract value, which is the sum of the original deposit and accumulated interest, less any commissions, expenses and withdrawals. The weighted average interest crediting rate on the Company's policyholder deposits as of December 31, 2000 was 6.27%.

         FUTURE POLICY BENEFITS

         Reserves are held for future policy benefits that subject the Company to make benefit payments based upon the contractual provisions of the policies. For term, single premium whole life, and variable life policies, the primary risk is untimely death of the insured. For single premium deferred annuities and flexible premium variable deferred annuities, the primary risk is untimely surrender of the policy by the policy owner for the net cash surrender value. For supplemental contracts, fixed and variable, and single premium immediate annuities, the primary risk is unexpected longevity of the annuitant(s).

         All policy reserves are established as the present value of estimated future policy benefits such present value based upon assumed future interest, expense, mortality, and surrenders as appropriate for the particular benefit. All assumptions are based upon the Company's conservative best estimate and are reviewed no less than annually and changed when actual experience and future anticipated experience dictates.

         INCOME TAXES

         The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The principal assets and liabilities giving rise to such differences are policy reserves, deferred policy acquisition costs and value of business acquired. Deferred income taxes also arise from unrealized capital gains and losses on fixed maturity securities carried at fair value.

         REINSURANCE

         In the normal course of business, the Company seeks to limit its exposure to losses on large risks by ceding risks to other insurance enterprises or reinsurers. Reinsurance activities are accounted for consistent with terms of the underlying contracts. Premiums ceded to other companies have been reported as a reduction of premiums. Amounts applicable to reinsurance ceded for future policy benefits and claim liabilities have been reported as assets for these items, and commissions and expense allowances received in connection with reinsurance ceded have been accounted for in income as earned. Reinsurance does not relieve the Company from its primary responsibility to meet claim obligations. The Company evaluates the financial conditions of its reinsurers periodically.

         PREMIUM REVENUE

         The Company recognizes premium revenue at the time of issue on annuity policies that subject it to longevity risks. For term and variable life products, premiums are recognized as revenue when due.

         OTHER INCOME

         Other income consists primarily of policy surrender charges.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

         The following elements of the financial statements are most affected by the use of estimates and assumptions:

               Investment valuation
               Amortization of deferred policy acquisition costs
               Amortization of value of business acquired
               Recoverability of goodwill

         PENDING ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

         In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, Recognition of Interest Income and Impairment on Certain Investment. This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other than temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after March 15, 2001. While the Company is currently in the process of quantifying the impact of EITF 99-20, the provisions of the consensus are not expected to have a material impact on the Company's financial condition or results of operations.

         RECLASSIFICATIONS

         Certain 1999 and 1998 amounts have been reclassified to conform to the 2000 presentation.

  (4)    INVESTMENTS

         The Company's investments in fixed maturity securities are considered available-for-sale and carried at estimated fair value, with the aggregate unrealized appreciation or depreciation being recorded as a separate component of shareholder's equity. The amortized cost and estimated fair value of investments in fixed maturity securities at December 31, 2000 and 1999, are as follows:

                                                                               2000
                                                  ---------------------------------------------------------------
                                                                      GROSS            GROSS         ESTIMATED
                                                    AMORTIZED       UNREALIZED      UNREALIZED         FAIR
                                                      COST            GAINS           LOSSES           VALUE
                                                  --------------  ---------------  --------------  --------------
                                                                          (IN THOUSANDS)

         Government agency obligations          $         921   $        124     $          --   $        1,045
         Corporate securities                          67,287          1,831              (840)          68,278
         Mortgage-backed securities                     9,784            313                --           10,097
         Asset-backed securities                       20,544            356               (57)          20,843
                                                  --------------  ---------------  --------------  --------------
              Total fixed maturity securities   $      98,536   $      2,624     $        (897)  $      100,263
                                                  ==============  ===============  ==============  ==============

                                                                               1999
                                                                        PREDECESSOR BASIS
                                                  ---------------------------------------------------------------
                                                                      GROSS            GROSS         ESTIMATED
                                                    AMORTIZED       UNREALIZED      UNREALIZED         FAIR
                                                      COST            GAINS           LOSSES           VALUE
                                                  --------------  ---------------  --------------  --------------
                                                                          (IN THOUSANDS)

         Government agency obligations          $       1,702   $         19     $          --   $        1,721
         Corporate securities                          76,444             30            (4,756)          71,718
         Mortgage-backed securities                     8,272              1              (202)           8,071
         Asset-backed securities                       15,272             --            (1,214)          14,058
                                                  --------------  ---------------  --------------  --------------
              Total fixed maturity securities   $     101,690   $         50     $      (6,172)  $       95,568
                                                  ==============  ===============  ==============  ==============


        The amortized cost and estimated fair value of fixed maturity securities at December 31, 2000, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Maturities of mortgage-backed securities will be substantially shorter than their contractual maturity because they require monthly principal installments and mortgagees may prepay principal.

                                                                               ESTIMATED
                                                              AMORTIZED           FAIR
                                                                 COST            VALUE
                                                            ---------------  ---------------
                                                                    (IN THOUSANDS)

        Less than one year                                $        4,449  $          4,273
        Due after one year through five years                     35,190            35,705
        Due after five years through ten years                    22,866            23,426
        Due after ten years                                        5,703             5,919
                                                            --------------   ---------------
                                                                  68,208            69,323
        Mortgage- and asset-backed securities                     30,328            30,940
                                                            --------------   ---------------

                 Total                                    $       98,536  $        100,263
                                                            ==============   ===============


        At December 31, 2000, approximately 92.5% of the Company's fixed maturity securities are investment grade or are nonrated but considered to be of investment grade. Of the 7.5% noninvestment grade fixed maturity securities, 1.5% are rated as BB, 0.9% are rated as B and 5.1% are rated CCC or below.

        The Company had four impaired fixed maturity securities with estimated fair value of approximately $1,420,000, of which three fixed maturity securities, with estimated fair value of approximately $1,400,000, became nonincome producing in 2000. The Company had one impaired fixed maturity security, which became nonincome producing in 1999.

        The components of investment income, realized gains (losses), and unrealized appreciation (depreciation) are as follows:

                                                                                                 PREDECESSOR BASIS
                                                                               ------------  ---------------------------
                                                                                  2000           1999          1998
                                                                               ------------  -------------  ------------
                                                                                            (IN THOUSANDS)

        Fixed maturity securities                                           $      8,116   $     7,119    $     6,928
        Short-term investments                                                       476            --             --
        Cash and cash equivalents                                                    243           185            305
        Mortgage loans                                                               102           401            308
        Policy loans                                                                  81            82             92
        Miscellaneous                                                                 23             1              2
                                                                               ------------  -------------  ------------
                  Total investment income                                          9,041         7,788          7,635
        Investment expenses                                                         (122)         (125)          (119)
                                                                               ------------  -------------  ------------

                  Net investment income                                     $      8,919   $     7,663    $     7,516
                                                                               ============  =============  ============

        Net realized capital (losses) gains are as follows:
            Fixed maturity securities                                       $     (1,810)  $      (452)   $       178
            VOBA/DAC offset to capital (losses) gains                                617           226            (52)
                                                                               ------------  -------------  ------------

                  Net realized capital (losses) gains on investments        $     (1,193)  $      (226)   $       126
                                                                               ============  =============  ============

                                                                                                           PREDECESSOR
                                                                                                              BASIS
                                                                                          --------------  --------------
                                                                                              2000            1999
                                                                                          --------------  --------------
                                                                                                (IN THOUSANDS)

        Unrealized appreciation (depreciation) are as follows:
            Fixed maturity securities                                                   $       1,727   $     (6,122)
            Effects on value of business acquired amortization                                 (1,220)           735
            Effects on deferred acquisition costs amortization                                     --          2,793
                                                                                          --------------  --------------

               Unrealized appreciation (depreciation) before income tax                           507         (2,594)

            Unrealized income tax (expense) benefit                                              (178)           908
                                                                                          --------------  --------------

               Net unrealized appreciation (depreciation) on investments                $         329   $     (1,686)
                                                                                          ==============  ==============


        Gross gains of $80,604, $165,919 and $591,755 and gross losses of $1,890,646, $618,025 and $413,588 were realized on sales of fixed maturity securities during 2000, 1999 and 1998, respectively.

        Net realized losses include impairment writedowns of fixed maturity securities totaling $1,117,212 and $493,244 during 2000 and 1999, respectively.

        The Company does not have any individual security that exceeds 10% of shareholder's equity at December 31, 2000. As of December 31, 1999, the Company held one individual mortgage loan, Colonial Realty with carrying value of $1,998,296, which exceeded 10% of shareholder's equity.

  (5)   FAIR VALUE OF FINANCIAL INSTRUMENTS

        In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented below are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets and liabilities are not considered financial instruments and are not carried at fair value.

                                                                                         PREDECESSOR BASIS
                                           ----------------------------------     ---------------------------------
                                                         2000                                   1999
                                           ----------------------------------     ---------------------------------

                                              CARRYING            FAIR               CARRYING           FAIR
                                                VALUE             VALUE               VALUE             VALUE
                                           ----------------  ----------------     ---------------  ----------------
                                                    (IN THOUSANDS)                         (IN THOUSANDS)

        ASSETS:
            Fixed maturity securities    $      100,263    $       100,263     $        95,568   $       95,568
             Mortgage loans                       4,336              4,610               5,439            5,369
             Policy loans                         1,102              1,102                 938              938
             Short-term investments                 284                284                  --               --
             Separate accounts                  209,032            209,032             186,040          186,040

        LIABILITIES:
             Policyholder deposits              108,181            104,784             115,845          111,786
             Separate accounts                  209,022            209,022             186,035          186,035


        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

              Cash and Cash Equivalents, Short-term Investments, and Accrued Investment Income

              The carrying value amounts reported in the balance sheets for these instruments approximate their fair values due to their short-term nature.

              Investment Securities and Mortgage Loans

              Fair values of fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value estimates are obtained from independent pricing services. In some cases, such as private placements, certain mortgage-backed securities, and mortgage loans, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

              Policy Loans

              Fair values of policy loans approximate carrying value as the interest rates on the majority of policy loans are reset periodically and, therefore, approximate current interest rates.

              Policyholder Deposits

              The Company's policy contracts require the beneficiaries to commence receipt of payments by the later of age 85 or 10 years after purchase, and substantially all permit earlier surrenders, generally subject to fees and adjustments. Fair values for the Company's liabilities for investment type contracts (policyholder deposits) are estimated at the account value less surrender charges. Of the contracts permitting surrender, substantially all provide the option to surrender without fee or adjustment during the 30 days following reset of guaranteed crediting rates. The Company has not determined a practical method to determine the present value of this option.

(6)     DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

        The components of deferred policy acquisition costs are shown below:

                                                                                                  PREDECESSOR BASIS
                                                                                ------------  --------------------------
                                                                                   2000          1999          1998
                                                                                ------------  ------------  ------------
                                                                                            (IN THOUSANDS)

        Deferred policy acquisition costs - beginning of period              $     15,093   $     9,142   $     6,774
        Effects of push down purchase accounting                                  (15,093)           --            --
        Commissions and expenses deferred                                           2,524         2,815         3,411
        Interest credited                                                             100           788           603
        Amortization                                                                 (125)       (1,171)       (1,133)
        Deferred policy acquisition costs attributable to
            unrealized depreciation (appreciation)                                     --         3,519          (513)
                                                                                ------------  ------------  ------------

              Deferred policy acquisition costs - end of period              $      2,499   $    15,093   $     9,142
                                                                                ============  ============  ============


        The components of value of business acquired are shown below:

                                                                                                  PREDECESSOR BASIS
                                                                                -----------   --------------------------
                                                                                   2000          1999          1998
                                                                                -----------   ------------  ------------
                                                                                            (IN THOUSANDS)

        Value of business acquired - beginning of period                     $      1,740  $        854   $       900
        Effects of push down purchase accounting                                   (1,740)           --            --
        Effects of push down purchase accounting                                   20,180            --            --
        Renewal expense deferred                                                      416            --            --
        Interest credited                                                           1,258            62            66
        Amortization                                                               (3,808)         (103)         (120)
        Value of business acquired attributable to unrealized
            (appreciation) depreciation of investments                             (1,220)          927             8
                                                                                -----------   ------------  ------------

        Value of business acquired - end of period                           $     16,826  $      1,740   $       854
                                                                                ===========   ============  ============



 (7)     REINSURANCE

         Effective December 31, 1999, the Company entered into a modified coinsurance reinsurance agreement with MetLife. Under the reinsurance agreement, the Company ceded life insurance and annuity business that was issued or renewed from July 25, 1999 through December 31, 1999 to MetLife. The amount of ceded life insurance and annuity business that was issued or renewed from the Company to MetLife was approximately $14,000,000 and $15,000,000 at December 31, 2000 and 1999,
         respectively. Net earnings to MetLife from that business are experience refunded to the Company. The agreement does not meet the conditions for reinsurance accounting under GAAP. In substance, the agreement represents a guarantee by MetLife of new business and renewed SPDA business during this period. There was no impact on the Company's financial statements resulting from the reinsurance transaction with MetLife.

         On June 1, 1995, when Cova Corporation purchased the Company, then known as Xerox Financial Life Insurance Company (XFLIC), from Xerox Financial Services, Inc. (XFSI), a wholly owned subsidiary of Xerox Corporation, it entered into a financing reinsurance transaction with OakRe Life Insurance Company (OakRe), then a subsidiary of XFLIC, for OakRe to assume the economic benefits and risks of the existing SPDA deposits of XFLIC. Ownership of OakRe was retained by XFSI subsequent to the sale of XFLIC and other affiliates.

         In substance, terms of the agreement have allowed the seller, XFSI, to retain substantially all of the existing financial benefits and risks of the existing business, while the purchaser, GALIC, obtained the corporate operating and product licenses, marketing, and administrative capabilities of the Company and access to the retention of the policyholder deposit base that persists beyond the next crediting rate reset date.

         The financing reinsurance agreement entered into with OakRe as condition to the purchase of the Company does not meet the criteria for reinsurance accounting under GAAP. The net assets initially transferred to OakRe were established as a receivable and are subsequently increased as interest accrued on the underlying deposits and decrease as funds are transferred back to the Company when policies reach their crediting rate reset date or benefits are claimed. The receivable from OakRe to the Company that was created by this transaction will be liquidated over the remaining crediting rate guaranty periods. The liquidations transfer cash daily in the amount of the then current account value, less a recapture commission fee to OakRe on policies retained beyond their 30-day-no-fee surrender window by the Company, upon the next crediting rate reset date of each annuity policy. The Company may then reinvest that cash for those policies that are retained and thereafter assume the benefits and risks of those deposits.

         In the event that both OakRe and XFSI default on the receivable, the Company may draw funds from a standby bank irrevocable letter of credit established by XFSI in the amount of $500,000,000. No funds were drawn on this letter of credit since inception of the agreement.

         The Company has recorded a future payable that represents the present value of the anticipated future commission payments payable to OakRe over the remaining life of the financial reinsurance agreement discounted at an estimated borrowing rate of 6.5%. The future payable was extinguished in 2000.

         On July 1, 2000, the Company recaptured all of the existing single premium deferred annuity policies ceded to OakRe. On that same date, the Company terminated the June 1, 1995 reinsurance agreement with OakRe. The Company recognized an operating income of approximately $50,000 related to the recapture.

(8)     OTHER COMPREHENSIVE INCOME

        The components of other comprehensive income are as follows:

                                                                                                   PREDECESSOR BASIS
                                                                                  -----------  --------------------------
                                                                                     2000         1999          1998
                                                                                  -----------  ------------ -------------
                                                                                              (IN THOUSANDS)

        Unrealized gains (losses) on investments:

             Unrealized holding gains (losses) arising during the period,
             net of taxes of $300, $(1,054), and $81                           $        557  $    (1,959) $       150

             Less: reclassification adjustments for realized gains
             (losses) included in net income, net of taxes of $122, $33,
             and $(20)                                                                  228           60          (38)
                                                                                  -----------  ------------ -------------

                  Total other comprehensive income (loss)                      $        329  $    (2,019) $       188
                                                                                  ===========  ============ =============



 (9)    INCOME TAXES

        The Company will file a consolidated federal income tax return with CFSLIC and First Cova Life Insurance Company. The method of allocation between the companies is both subject to written agreement and approval by the Board of Directors. Allocation is to be based upon separate return calculations, adjusted for any tax deferred intercompany transactions, with current credit for net losses to the extent recoverable in the consolidated return.

        The actual federal income tax (benefit) expense differed from that expected by applying the federal statutory rate to income before income taxes as follows:

                                                                2000                    1999                1998
                                                        ---------------------   -------------------  -------------------
                                                                                (IN THOUSANDS)

        Computed expected tax (benefit) expense       $   (613)     (35.0)%    $   124      35.0%   $  380       35.0%
        Dividends received deduction - separate
            account                                         --         --         (115)    (32.5)     (150)     (13.9)
        Amortization of intangible assets                   44        2.5           39      11.0        39        3.6
        Change in valuation allowance                       --         --          173      48.9         --       --
        Return to provision adjustment                      99        5.7           --       --          --       --
        Other                                                4        0.2          (27)     (7.6)        8        0.8
                                                        --------- -----------   -------- ----------  -------- ----------

                   Total                              $   (466)     (26.6)%    $   194      54.8%   $  277       25.5%
                                                        ========= ===========   ======== ==========  ======== ==========



        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are as follows:

                                                                                                            PREDECESSOR
                                                                                                               BASIS
                                                                                          ---------------  --------------
                                                                                               2000            1999
                                                                                          ---------------  --------------
                                                                                                  (IN THOUSANDS)
        Deferred tax assets:
            Tax basis of intangible assets purchased                                    $       515      $       569
            Liability for commission on recaptures                                               --               60
            Policy reserves                                                                   2,547            2,678
            Deferred policy acquisition costs                                                 1,477            1,383
            Permanent impairments                                                               771              173
            Net operating and capital loss                                                      962               --
            Unrealized depreciation in investments                                               --              908
            Other deferred tax assets                                                           965              165
                                                                                          ---------------  --------------
               Total deferred tax assets                                                      7,237            5,936
            Valuation allowance                                                                (173)            (173)
                                                                                          ---------------  --------------
                   Total deferred tax assets, net of valuation allowance                      7,064            5,763
                                                                                          ---------------  --------------

        Deferred tax liabilities:
            Unrealized appreciation in investments                                              177               --
            Value of business acquired                                                        5,528              226
            Deferred policy acquisition costs                                                   875            4,305
            Other                                                                                80               --
                                                                                          ---------------  --------------
                   Total deferred tax liabilities                                             6,660            4,531
                                                                                          ---------------  --------------

                   Net deferred tax asset                                               $       404      $     1,232
                                                                                          ===============  ==============


        A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Management believes that it is more likely than not that the result of future operations will generate sufficient taxable income to realize the remaining deferred tax assets.

        XFSI and GALIC agreed to file an election to treat the GALIC acquisition of the Company as an asset acquisition under the provisions of Internal Revenue Code Section 338(h)(10). As a result of that election, the tax basis of the Company's assets as of the date of GALIC acquisition was revalued based upon fair market values as of June 1, 1995. The principal effect of the election was to establish a tax asset on the tax-basis balance sheet of approximately $2,900,000 for the value of the business acquired that is amortizable for tax purposes over ten to fifteen years.

        The Company has $1,833,994 of net operating loss carryforwards which expire in 2020 and $915,640 of capital loss carryforwards which expire in 2005.

 (10)   RELATED-PARTY TRANSACTIONS

        On December 31, 1997, Cova Life Management Company (CLMC) and Navisys Incorporated (Navisys), both affiliated companies, purchased certain assets of Johnson & Higgins/Kirke Van Orsdel, Inc. (J&H/KVI), an unaffiliated Delaware corporation, for $2,500,000, and merged them into Cova Life Administrative Service Company (CLASC), a joint subsidiary of CLMC and Navisys. Navisys purchased 51% of CLASC, and the remaining 49% was purchased by CLMC. The purchased assets are the administrative and service systems and organization that provide the policy service functions for the Company's life and annuity products. On October 31, 1999, CLMC purchased the remaining 51% interest in CLASC from Navisys for $1,184,414.

        The Company has entered into management, operations, and servicing agreements with its affiliated companies. The affiliated companies are CLMC, a Delaware corporation, which provides management services and the employees necessary to conduct the activities of the Company; Conning Asset Management and MetLife, which provide investment advice; and CLASC, which provides underwriting, policy issuance, claims, and other policy administration functions. Additionally, a portion of overhead and other corporate expenses are allocated by the Company's parent, GALIC. Expenses and fees paid to affiliated companies in 2000, 1999, and 1998 by the Company were $2,148,029, $2,496,782, and $1,587,833, respectively.

        In 2000 and 1999, the Company received a cash capital contribution of $4,000,000 and $1,000,000, respectively, from CFSLIC. CFSLIC's parent, GALIC, has guaranteed the maintenance of the capital and surplus of the Company at an amount which meets the requirements of the State of California.

 (11)   STATUTORY SURPLUS AND DIVIDEND RESTRICTION

        GAAP differs in certain respects from accounting practices prescribed or permitted by insurance regulatory authorities (statutory accounting principles).

        The major differences arise principally from the immediate expense recognition of policy acquisition costs and intangible assets for statutory reporting, determination of policy reserves based on different discount rates and methods, the recognition of deferred taxes under GAAP reporting, the nonrecognition of financial reinsurance for GAAP reporting, and the establishment of an asset valuation reserve as a contingent liability based on the credit quality of the Company's investment securities and an interest maintenance reserve as an unearned liability to defer the realized gains and losses of fixed income investments presumably resulting from changes to interest rates and amortize them into income over the remaining life of the investment sold under statutory accounting principles. In addition, adjustments to record the carrying values of fixed maturity securities and certain equity securities at estimated fair value are applied only under GAAP reporting and capital contributions in the form of notes receivable from an affiliated company are not recognized under GAAP reporting.

        Purchase accounting creates another difference as it requires the restatement of GAAP assets and liabilities to their established fair values at the date of purchase, and shareholder's equity to the net purchase price. Statutory accounting does not recognize the purchase method of accounting.

        As of December 31, the differences between statutory capital and surplus and shareholder's equity determined in conformity with GAAP were as follows:

                                                                                                  2000         1999
                                                                                               ------------ ------------
                                                                                                    (IN THOUSANDS)

        Statutory capital and surplus                                                        $     9,067  $     9,826
        Reconciling items:
            Asset valuation reserve                                                                  105          827
            Interest maintenance reserve                                                              53          187
            Investment adjustments to fair value                                                   1,727       (6,122)
            Investment adjustments to book value                                                  (4,352)          --
            Deferred policy acquisition costs                                                      2,499       15,093
            Basis policy reserves                                                                 (4,098)      (5,580)
            Deferred federal income taxes (net)                                                      404        1,232
            Goodwill                                                                               2,404        1,631
            Value of business acquired                                                            16,826        1,740
            Future purchase price payable                                                             --         (172)
            Investment valuation reserves                                                             --          (40)
            Other                                                                                     10            8
                                                                                               ------------ ------------
                   GAAP shareholder's equity                                                 $    24,645  $    18,630
                                                                                               ============ ============



        Statutory net loss for the years ended December 31, 2000, 1999, and 1998 was $4,470,088, $1,478,513, and $142,046, respectively.

        The maximum amount of dividends which can be paid by State of California insurance companies to shareholders without prior approval of the insurance commissioner is the greater of 10% of statutory surplus or statutory net gain from operations for the preceding year. Due to the 2000 statutory net loss and the Company's negative earned surplus at December 31, 2000, no dividends are permissible in 2001 without prior approval of the insurance commissioner.

         The National Association of Insurance Commissioners has developed certain risk based capital (RBC) requirements for life insurers. If prescribed levels of RBC are not maintained, certain actions may be required on the part of the Company or its regulators. At December 31, 2000, the Company's Total Adjusted Capital and Authorized Control Level RBC were $9,170,938 and $2,043,349, respectively. This level of adjusted capital qualifies under all tests.

        In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles (the Codification). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The state of California will require adoption of the Codification for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of the Codification will increase statutory capital and surplus as of January 1, 2001 by $419,733, which relates to accounting principles regarding income taxes.

(12)    GUARANTY FUND ASSESSMENTS

        The Company participates with life insurance companies licensed in California in an association formed to guaranty benefits to policyholders of insolvent life insurance companies. Under state law, as a condition for maintaining the Company's authority to issue new business, the Company is contingently liable for its share of claims covered by the guaranty association for insolvencies incurred through 2000, but for which assessments have not yet been determined or assessed, to a maximum generally of 1% of statutory premiums per annum.

        In November 2000, the National Organization of Life and Health Guaranty Associations distributed a study of the major outstanding industry insolvencies, with estimates of future assessments by state. Based on this study, the Company has accrued a liability for $1,100,000 in future assessments on insolvencies that occurred before December 31, 2000. Under the coinsurance agreement between the Company and OakRe (see Note
        7), OakRe is required to reimburse the Company for any future assessments that it pays which relate to insolvencies occurring prior to June 1, 1995. The Company paid approximately $101,000, $8,000, and $34,000 in guaranty fund assessment in 2000, 1999, and 1998, respectively. These payments were substantially reimbursed by OakRe. At the same time, the Company is liable to OakRe for 80% of any future premium tax recoveries that are realized from any such assessments and may retain the remaining 20%. The credits to be retained were not material.

(13)    SUBSEQUENT EVENTS

        As of December 31, 2000, the Company's statutory capital and surplus was below minimum capital requirements established by the California Department of Insurance. Effective February 22, 2001, CFSLIC contributed $2,500,000 to the Company, which brings statutory capital and surplus above the required level.

        Effective February 12, 2001, Cova Financial Life Insurance Company changed its name to MetLife Investors Insurance Company of California. The name change is pending approval by the California Department of Insurance.




APPENDIX A--
ILLUSTRATION OF POLICY VALUES

In order to show you how the Policy works, we created some hypothetical examples. To illustrate the Single Life Policy, we chose a male age 45. To illustrate the Joint and Last Survivor Policy, we chose a husband and wife ages
65. Our hypothetical Insureds are non-smokers and in good health which means the Policy would be issued with preferred rates. For each of the examples, we have illustrated all three available Death Benefit Options: Option A, Option B and Option C. We assumed ongoing annual premiums paid of $3,000 for the Single Life Policy example and $5,000 for the Joint and Last Survivor Policy example.

All of the illustrations that follow are based on the above. We also assumed the underlying investment portfolio had gross rates of return of 0%, 6% and 12%. This means that the underlying investment portfolio would earn these rates of return before the deduction of the Mortality and Expense Risk Charge (equivalent to .55% for Policy Years 1-10, .45% for Policy Years 11-20 and .15% thereafter for the Single Life Policy and equivalent to .55% for Policy Years 1-10, .25% for Policy Years 11-20 and .05% thereafter for the Joint and Last Survivor Policy) and advisory fee and operating expenses (equal, on annual basis, to approximately .80%, assuming a simple arithmetic average). The illustrations also assume that the waivers and/or reimbursements, if any, for the underlying investment portfolios will continue for the periods shown. When these costs are taken into account, the net annual investment return rates are:

                          Single Life Policy
                  Current Charges          Guaranteed Charges
Years 1-10        -1.35% 4.65% 10.65%     -1.35% 4.65% 10.65%
Years 11-20       -1.25% 4.75% 10.75%     -1.25% 4.75% 10.75%
Years 21 +        -0.95% 5.05% 11.05%     -1.15% 4.85% 10.85%

                    Joint and Last Survivor Policy
               Current Charges         Guaranteed Charges

Years 1-10    -1.35% 4.65% 10.65%     -1.35% 4.65% 10.65%
Years 11-20   -1.05% 4.95% 10.95%     -1.25% 4.75% 10.75%
Years 21 +    -0.85% 5.15% 11.15%     -1.15% 4.85% 10.85%

The Policy will lapse if you do not make additional premiums where 0% is used in the illustrations.

It is important to be aware that these illustrations assume a level rate of return for all years. If the actual rate of return moves up and down over the years instead of remaining level, this may make a big difference in the long-term investment results of your Policy. In order to properly show you how the Policy actually works, we calculated values for the Cash Value, Cash Surrender Value and Death Benefit.

We used the charges we described in the Expenses Section of this prospectus. These charges are:

(1) A Federal tax charge of 1.3% and a Premium Tax Charge of 2.0% of each premium paid;

(2) A Sales Charge of 5% of premium in Policy Years 1-10 and 2% of premium in Policy Years 11 and thereafter;

(3) A Monthly Policy Charge of $25 for the first Policy year, decreasing to $6 per month thereafter;

(4) During the first ten years, a monthly Selection and Issue Expense Charge, generally ranging from four cents to one dollar per $1,000 of Face Amount;

(5) The Monthly Cost of Insurance Charge, based on both the current charges and the guaranteed charges;

(6) Any Surrender Charge which may be applicable in determining the Cash Surrender Values.

There is also a column labeled "Premiums Accumulated at 5% Interest Per Year." This shows how the annual premiums paid would grow if invested at 5% per year.

We will furnish you, upon request, a comparable personalized illustration reflecting the proposed Insured's age, risk classification, Face Amount, premiums paid and reflecting both the current cost of insurance and guaranteed cost of insurance.









                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                 INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150      1,767         417     250,000       1,901         551    250,000        2,036         686    250,000
      2             6,458      3,641       2,291     250,000       4,026       2,676    250,000        4,429       3,079    250,000
      3             9,930      5,394       4,044     250,000       6,152       4,802    250,000        6,976       5,626    250,000
      4            13,577      7,065       5,715     250,000       8,318       6,968    250,000        9,735       8,385    250,000
      5            17,406      8,673       7,323     250,000      10,543       9,193    250,000       12,747      11,397    250,000
      6            21,426     10,226       9,026     250,000      12,840      11,640    250,000       16,050      14,850    250,000
      7            25,647     11,736      10,836     250,000      15,223      14,323    250,000       19,686      18,786    250,000
      8            30,080     13,201      12,601     250,000      17,694      17,094    250,000       23,690      23,090    250,000
      9            34,734     14,617      14,317     250,000      20,254      19,954    250,000       28,100      27,800    250,000
     10            39,620     15,979      15,979     250,000      22,901      22,901    250,000       32,953      32,953    250,000

     15            67,972     24,185      24,185     250,000      40,282      40,282    250,000       69,111      69,111    250,000
     20           104,158     29,065      29,065     250,000      59,569      59,569    250,000      127,821     127,821    250,000
     25           150,340     29,573      29,573     250,000      81,474      81,474    250,000      229,748     229,748    266,508
     30           209,282     22,258      22,258     250,000     104,752     104,752    250,000      403,420     403,420    431,659


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150      1,765         415     251,765       1,899         549    251,899        2,034         684    252,034
      2             6,458      3,634       2,284     253,634       4,018       2,668    254,018        4,420       3,070    254,420
      3             9,930      5,377       4,027     255,377       6,132       4,782    256,132        6,953       5,603    256,953
      4            13,577      7,033       5,683     257,033       8,279       6,929    258,279        9,689       8,339    259,689
      5            17,406      8,620       7,270     258,620      10,478       9,128    260,478       12,667      11,317    262,667
      6            21,426     10,149       8,949     260,149      12,741      11,541    262,741       15,922      14,722    265,922
      7            25,647     11,629      10,729     261,629      15,080      14,180    265,080       19,495      18,595    269,495
      8            30,080     13,061      12,461     263,061      17,498      16,898    267,498       23,416      22,816    273,416
      9            34,734     14,438      14,138     264,438      19,992      19,692    269,992       27,719      27,419    277,719
     10            39,620     15,754      15,754     265,754      22,559      22,559    272,559       32,435      32,435    282,435

     15            67,972     23,572      23,572     273,572      39,155      39,155    289,155       67,022      67,022    317,022
     20           104,158     27,582      27,582     277,582      56,270      56,270    306,270      120,282     120,282    370,282
     25           150,340     26,491      26,491     276,491      72,835      72,835    322,835      204,811     204,811    454,811
     30           209,282     16,865      16,865     266,865      84,137      84,137    334,137      336,191     336,191    586,191


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150      1,767         417     250,000       1,901         551    250,000        2,036         686    250,000
      2             6,458      3,641       2,291     250,000       4,026       2,676    250,000        4,429       3,079    250,000
      3             9,930      5,394       4,044     250,000       6,152       4,802    250,000        6,976       5,626    250,000
      4            13,577      7,065       5,715     250,000       8,318       6,968    250,000        9,735       8,385    250,000
      5            17,406      8,673       7,323     250,000      10,543       9,193    250,000       12,747      11,397    250,000
      6            21,426     10,226       9,026     250,000      12,840      11,640    250,000       16,050      14,850    250,000
      7            25,647     11,736      10,836     250,000      15,223      14,323    250,000       19,686      18,786    250,000
      8            30,080     13,201      12,601     250,000      17,694      17,094    250,000       23,690      23,090    250,000
      9            34,734     14,617      14,317     250,000      20,254      19,954    250,000       28,100      27,800    250,000
     10            39,620     15,979      15,979     250,000      22,901      22,901    250,000       32,953      32,953    250,000

     15            67,972     24,185      24,185     250,000      40,282      40,282    250,000       69,111      69,111    250,000
     20           104,158     29,065      29,065     250,000      59,569      59,569    250,000      127,821     127,821    250,000
     25           150,340     29,573      29,573     250,000      81,474      81,474    250,000      227,119     227,119    355,607
     30           209,282     22,258      22,258     250,000     104,752     104,752    250,000      386,605     386,605    545,905


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150        888           0     250,000         985           0    250,000        1,083           0    250,000
      2             6,458      2,224         874     250,000       2,500       1,150    250,000        2,790       1,440    250,000
      3             9,930      3,476       2,126     250,000       4,019       2,669    250,000        4,611       3,261    250,000
      4            13,577      4,641       3,291     250,000       5,537       4,187    250,000        6,553       5,203    250,000
      5            17,406      5,710       4,360     250,000       7,045       5,695    250,000        8,623       7,273    250,000
      6            21,426      6,682       5,482     250,000       8,540       7,340    250,000       10,830       9,630    250,000
      7            25,647      7,539       6,639     250,000      10,003       9,103    250,000       13,174      12,274    250,000
      8            30,080      8,267       7,667     250,000      11,419      10,819    250,000       15,656      15,056    250,000
      9            34,734      8,854       8,554     250,000      12,772      12,472    250,000       18,279      17,979    250,000
     10            39,620      9,281       9,281     250,000      14,037      14,037    250,000       21,040      21,040    250,000

     15            67,972     11,041      11,041     250,000      21,385      21,385    250,000       40,714      40,714    250,000
     20           104,158      5,583       5,583     250,000      23,326      23,326    250,000       67,358      67,358    250,000
     25           150,340          0           0           0      12,228      12,228    250,000      104,438     104,438    250,000
     30           209,282          0           0           0           0           0          0      161,115     161,115    250,000


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150        882           0     250,882         979           0    250,979        1,077           0    251,077
      2             6,458      2,208         858     252,208       2,483       1,133    252,483        2,771       1,421    252,771
      3             9,930      3,444       2,094     253,444       3,982       2,632    253,982        4,568       3,218    254,568
      4            13,577      4,587       3,237     254,587       5,472       4,122    255,472        6,476       5,126    256,476
      5            17,406      5,627       4,277     255,627       6,941       5,591    256,941        8,494       7,144    258,494
      6            21,426      6,562       5,362     256,562       8,385       7,185    258,385       10,630       9,430    260,630
      7            25,647      7,376       6,476     257,376       9,783       8,883    259,783       12,877      11,977    262,877
      8            30,080      8,052       7,452     258,052      11,116      10,516    261,116       15,229      14,629    265,229
      9            34,734      8,579       8,279     258,579      12,365      12,065    262,365       17,682      17,382    267,682
     10            39,620      8,935       8,935     258,935      13,504      13,504    263,504       20,222      20,222    270,222

     15            67,972     10,150      10,150     260,150      19,665      19,665    269,665       37,404      37,404    287,404
     20           104,158      3,957       3,957     253,957      19,009      19,009    269,009       56,362      56,362    306,362
     25           150,340          0           0           0       3,733       3,733    253,733       71,627      71,627    321,627
     30           209,282          0           0           0           0           0          0       69,615      69,615    319,615


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.




                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                            Single Life
                                              Male, Issue Age 45, Preferred Rate Class
                                $3,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             3,150        888           0     250,000         985           0    250,000        1,083           0    250,000
      2             6,458      2,224         874     250,000       2,500       1,150    250,000        2,790       1,440    250,000
      3             9,930      3,476       2,126     250,000       4,019       2,669    250,000        4,611       3,261    250,000
      4            13,577      4,641       3,291     250,000       5,537       4,187    250,000        6,553       5,203    250,000
      5            17,406      5,710       4,360     250,000       7,045       5,695    250,000        8,623       7,273    250,000
      6            21,426      6,682       5,482     250,000       8,540       7,340    250,000       10,830       9,630    250,000
      7            25,647      7,539       6,639     250,000      10,003       9,103    250,000       13,174      12,274    250,000
      8            30,080      8,267       7,667     250,000      11,419      10,819    250,000       15,656      15,056    250,000
      9            34,734      8,854       8,554     250,000      12,772      12,472    250,000       18,279      17,979    250,000
     10            39,620      9,281       9,281     250,000      14,037      14,037    250,000       21,040      21,040    250,000

     15            67,972     11,041      11,041     250,000      21,385      21,385    250,000       40,714      40,714    250,000
     20           104,158      5,583       5,583     250,000      23,326      23,326    250,000       67,358      67,358    250,000
     25           150,340          0           0           0      12,228      12,228    250,000      104,438     104,438    250,000
     30           209,282          0           0           0           0           0          0      161,115     161,115    250,000


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.



                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------

      1             5,250      3,224         974     250,000       3,456       1,206    250,000        3,690       1,440    250,000
      2            10,763      6,627       4,377     250,000       7,304       5,054    250,000        8,011       5,761    250,000
      3            16,551      9,978       7,728     250,000      11,324       9,074    250,000       12,785      10,535    250,000
      4            22,628     13,274      11,024     250,000      15,521      13,271    250,000       18,057      15,807    250,000
      5            29,010     16,511      14,261     250,000      19,899      17,649    250,000       23,877      21,627    250,000
      6            35,710     19,685      17,685     250,000      24,460      22,460    250,000       30,297      28,297    250,000
      7            42,746     22,787      21,287     250,000      29,206      27,706    250,000       37,373      35,873    250,000
      8            50,133     25,812      24,812     250,000      34,138      33,138    250,000       45,170      44,170    250,000
      9            57,889     28,745      28,245     250,000      39,250      38,750    250,000       53,752      53,252    250,000
     10            66,034     31,576      31,576     250,000      44,540      44,540    250,000       63,196      63,196    250,000

     15           113,287     49,476      49,476     250,000      80,656      80,656    250,000      135,674     135,674    250,000
     20           173,596     54,219      54,219     250,000     116,656     116,656    250,000      254,933     254,933    267,679
     25           250,567     31,103      31,103     250,000     149,639     149,639    250,000      459,907     459,907    482,902
     30           348,804          0           0           0     177,696     177,696    250,000      802,719     802,719    810,746


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.




                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                            HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                             INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------
      1             5,250      3,223         973     253,223       3,456       1,206    253,456        3,689       1,439    253,689
      2            10,763      6,626       4,376     256,626       7,303       5,053    257,303        8,009       5,759    258,009
      3            16,551      9,976       7,726     259,976      11,322       9,072    261,322       12,782      10,532    262,782
      4            22,628     13,270      11,020     263,270      15,516      13,266    265,516       18,051      15,801    268,051
      5            29,010     16,503      14,253     266,503      19,889      17,639    269,889       23,864      21,614    273,864
      6            35,710     19,670      17,670     269,670      24,442      22,442    274,442       30,273      28,273    280,273
      7            42,746     22,763      21,263     272,763      29,174      27,674    279,174       37,330      35,830    287,330
      8            50,133     25,771      24,771     275,771      34,082      33,082    284,082       45,094      44,094    295,094
      9            57,889     28,680      28,180     278,680      39,157      38,657    289,157       53,621      53,121    303,621
     10            66,034     31,474      31,474     281,474      44,391      44,391    294,391       62,977      62,977    312,977

     15           113,287     48,698      48,698     298,698      79,319      79,319    329,319      133,331     133,331    383,331
     20           173,596     49,015      49,015     299,015     105,629     105,629    355,629      231,040     231,040    481,040
     25           250,567     15,946      15,946     265,946     101,639     101,639    351,639      354,446     354,446    604,446
     30           348,804          0           0           0      30,895      30,895    280,895      488,223     488,223    738,223


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.




                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                 Assuming CURRENT Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------


      1             5,250      3,224         974     250,000       3,456       1,206    250,000        3,690       1,440    250,000
      2            10,763      6,627       4,377     250,000       7,304       5,054    250,000        8,011       5,761    250,000
      3            16,551      9,978       7,728     250,000      11,324       9,074    250,000       12,785      10,535    250,000
      4            22,628     13,274      11,024     250,000      15,521      13,271    250,000       18,057      15,807    250,000
      5            29,010     16,511      14,261     250,000      19,899      17,649    250,000       23,877      21,627    250,000
      6            35,710     19,685      17,685     250,000      24,460      22,460    250,000       30,297      28,297    250,000
      7            42,746     22,787      21,287     250,000      29,206      27,706    250,000       37,373      35,873    250,000
      8            50,133     25,812      24,812     250,000      34,138      33,138    250,000       45,170      44,170    250,000
      9            57,889     28,745      28,245     250,000      39,250      38,750    250,000       53,752      53,252    250,000
     10            66,034     31,576      31,576     250,000      44,540      44,540    250,000       63,196      63,196    250,000

     15           113,287     49,476      49,476     250,000      80,656      80,656    250,000      135,674     135,674    250,000
     20           173,596     54,219      54,219     250,000     116,656     116,656    250,000      253,370     253,370    313,708
     25           250,567     31,103      31,103     250,000     149,639     149,639    250,000      443,854     443,854    517,849
     30           348,804          0           0           0     177,696     177,696    250,000      742,207     742,207    819,775


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option A Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------



      1             5,250      2,680         430     250,000       2,881         631    250,000        3,083         833    250,000
      2            10,763      5,881       3,631     250,000       6,486       4,236    250,000        7,117       4,867    250,000
      3            16,551      8,843       6,593     250,000      10,057       7,807    250,000       11,374       9,124    250,000
      4            22,628     11,532       9,282     250,000      13,558      11,308    250,000       15,843      13,593    250,000
      5            29,010     13,912      11,662     250,000      16,944      14,694    250,000       20,510      18,260    250,000
      6            35,710     15,933      13,933     250,000      20,160      18,160    250,000       25,350      23,350    250,000
      7            42,746     17,518      16,018     250,000      23,121      21,621    250,000       30,309      28,809    250,000
      8            50,133     18,608      17,608     250,000      25,755      24,755    250,000       35,352      34,352    250,000
      9            57,889     19,079      18,579     250,000      27,925      27,425    250,000       40,386      39,886    250,000
     10            66,034     18,798      18,798     250,000      29,481      29,481    250,000       45,307      45,307    250,000

     15           113,287      6,361       6,361     250,000      28,437      28,437    250,000       72,426      72,426    250,000
     20           173,596          0           0           0           0           0          0       79,153      79,153    250,000
     25           250,567          0           0           0           0           0          0            0           0          0
     30           348,804          0           0           0           0           0          0            0           0          0


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option B Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------


      1             5,250      2,679         429     252,679       2,880         630    252,880        3,082         832    253,082
      2            10,763      5,874       3,624     255,874       6,478       4,228    256,478        7,108       4,858    257,108
      3            16,551      8,819       6,569     258,819      10,030       7,780    260,030       11,343       9,093    261,343
      4            22,628     11,474       9,224     261,474      13,488      11,238    263,488       15,762      13,512    265,762
      5            29,010     13,794      11,544     263,794      16,799      14,549    266,799       20,334      18,084    270,334
      6            35,710     15,723      13,723     265,723      19,892      17,892    269,892       25,009      23,009    275,009
      7            42,746     17,173      15,673     267,173      22,661      21,161    272,661       29,700      28,200    279,700
      8            50,133     18,077      17,077     268,077      25,015      24,015    275,015       34,330      33,330    284,330
      9            57,889     18,300      17,800     268,300      26,788      26,288    276,788       38,741      38,241    288,741
     10            66,034     17,702      17,702     267,702      27,800      27,800    277,800       42,752      42,752    292,752

     15           113,287      2,869       2,869     252,869      20,694      20,694    270,694       56,346      56,346    306,346
     20           173,596          0           0           0           0           0          0       16,530      16,530    266,530
     25           250,567          0           0           0           0           0          0            0           0          0
     30           348,804          0           0           0           0           0          0            0           0          0


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.





                                          METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA
                                              FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
                                                     HYPOTHETICAL ILLUSTRATION

                                                          Joint & Survivor
                                   Male, Issue Age 65, Female, Issue Age 65, Preferred Rate Class
                                $5,000 Annual Premium Death Benefit Option C Face Amount of $250,000

                                                Assuming GUARANTEED Cost of Insurance

                                  HYPOTHETICAL 0% GROSS               HYPOTHETICAL 6% GROSS              HYPOTHETICAL 12% GROSS
                                   INVESTMENT RETURN                   INVESTMENT RETURN                   INVESTMENT RETURN

                 Premiums
              Accumulated
   End of           at 5%                   Cash                                Cash                                Cash
   Policy        Interest       Cash   Surrender       Death        Cash   Surrender      Death         Cash   Surrender      Death
    Year         Per Year      Value       Value     Benefit       Value       Value    Benefit        Value       Value    Benefit
    ----         --------      -----       -----     -------       -----       -----    -------        -----       -----    -------


      1             5,250      2,680         430     250,000       2,881         631    250,000        3,083         833    250,000
      2            10,763      5,881       3,631     250,000       6,486       4,236    250,000        7,117       4,867    250,000
      3            16,551      8,843       6,593     250,000      10,057       7,807    250,000       11,374       9,124    250,000
      4            22,628     11,532       9,282     250,000      13,558      11,308    250,000       15,843      13,593    250,000
      5            29,010     13,912      11,662     250,000      16,944      14,694    250,000       20,510      18,260    250,000
      6            35,710     15,933      13,933     250,000      20,160      18,160    250,000       25,350      23,350    250,000
      7            42,746     17,518      16,018     250,000      23,121      21,621    250,000       30,309      28,809    250,000
      8            50,133     18,608      17,608     250,000      25,755      24,755    250,000       35,352      34,352    250,000
      9            57,889     19,079      18,579     250,000      27,925      27,425    250,000       40,386      39,886    250,000
     10            66,034     18,798      18,798     250,000      29,481      29,481    250,000       45,307      45,307    250,000

     15           113,287      6,361       6,361     250,000      28,437      28,437    250,000       72,426      72,426    250,000
     20           173,596          0           0           0           0           0          0       79,153      79,153    250,000
     25           250,567          0           0           0           0           0          0            0           0          0
     30           348,804          0           0           0           0           0          0            0           0          0


    THE HYPOTHETICAL INVESTMENT RESULTS SHOWN ABOVE AND ELSEWHERE IN THIS
    PROSPECTUS ARE ILLUSTRATIVE ONLY AND DO NOT REPRESENT PAST OR FUTURE
    INVESTMENT RESULTS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE
    FOR A POLICY MAY BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON ACTUAL
    INVESTMENT RESULTS. NO REPRESENTATION CAN BE MADE THAT THIS HYPOTHETICAL
    RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD
    OF TIME.



APPENDIX B
PARTICIPATING INVESTMENT FUNDS

Below are the investment objectives of each Investment Fund available under the Policy. The fund prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A):

Met Investors Series Trust is managed by Met Investors Advisory Corp. (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the
Policy:

Janus Aggressive Growth Portfolio

Investment Objective: The Janus Aggressive Growth Portfolio seeks long-term growth of capital.

Lord Abbett Bond Debenture Portfolio

Investment Objective: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

Lord Abbett Growth and Income  Portfolio

Investment Objective: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

MFS Research International Portfolio

Investment Objective: The MFS Research International Portfolio seeks capital appreciation.

MFS Mid Cap Growth Portfolio

Investment Objective: The MFS Mid Cap Growth Portfolio seeks long-term growth of capital.

Oppenheimer Capital Appreciation Portfolio

Investment Objective: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO Innovation Portfolio

Investment Objective: The PIMCO Innovation Portfolio seeks capital appreciation; no consideration is given to income.

PIMCO Total Return Portfolio

Investment Objective: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIMCO Money Market Portfolio

Investment Objective: The PIMCO Money Market Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity.

Met/Putnam Research Portfolio

Investment   Objective:   The  Met/Putnam   Research   Portfolio  seeks  capital
appreciation.

Met/AIM Mid Cap Equity Portfolio

Investment Objective: The Met/AIM Mid Cap Equity Portfolio seeks long-term growth of capital.

Met/AIM Small Cap Growth Portfolio

Investment Objective: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

State Street Research Concentrated International Portfolio

Investment Objective: The State Street Research Concentrated International Portfolio seeks long-term growth of capital. Under normal market conditions, the Portfolio invests at least 65% of total assets in a limited number of foreign stocks and other securities, including common and preferred stocks, convertible securities, warrants and depositary receipts.

METROPOLITAN SERIES FUND, INC. (Class A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following Class A portfolio is available under the Policy:

MetLife Stock Index Portfolio

Investment Objective: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

NEW ENGLAND ZENITH FUND (Class A)

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the Policy:

Davis Venture Value Series

Investment Objective: The investment objective of the Davis Venture Value Series is growth of capital.

Harris Oakmark Mid Cap Value Series

Investment Objective: The investment objective of the Harris Oakmark Mid Cap Value Series is long-term capital appreciation.


                                     PART II

                           UNDERTAKING TO FILE REPORTS

     a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.


     b. Pursuant to Investment Company Act Section 26(f), MetLife Investors Insurance Company of California ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article V, Section 9) provide that:

This corporation shall indemnify, to the fullest extent allowed by California law, its present and former directors and officers against expenses, judgements, fines, settlements, and other amounts incurred in connection with and proceeding or threatened proceeding brought against such directors or officers in their capacity as such. Such indemnification shall be made in accordance with procedures set forth by California Law. Sums for expenses incurred in defending any such proceeding may also be advanced to any such director or officer to the extent and under the conditions provided by California law.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of 64 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.


   1.       Resolution of the Board of Directors of the Company*
   2.       Not Applicable
   3.a      Form of Principal Underwriter's Agreement *****
   3.b.i    Form of Selling Agreement
   3.b.ii   Amendment to Selling Agreement
   3.c      Schedules of Commissions
   4.       Not Applicable
   5.a.i    Flexible Premium Joint and Last Survivor Variable Life Insurance
            Policy ++
   5.a.ii   Waiver of Specified Premium Rider ++
   5.a.iii  Anniversary Partial Withdrawal Rider ++
   5.a.iv   Estate Preservation Term Rider ++
   5.a.v    Joint Supplemental Coverage Rider ++
   5.a.vi   Lifetime Coverage Rider ++
   5.a.vii  Secondary Guarantee Rider ++
   5.a.viii Divorce Split Policy Option Rider ++
   5.a.ix   Endorsement (Name Change)*****
   5.b.i    Flexible Premium Variable Life Insurance Policy +++
   5.b.ii   Accelerated Benefit Rider +++
   5.b.iii  Anniversary Partial Withdrawal Rider +++
   5.b.iv   Guaranteed Survivor Plus Purchase Option Rider +++
   5.b.v    Lifetime Coverage Rider +++
   5.b.vi   Secondary Guarantee Rider +++
   5.b.vii  Supplemental Coverage Rider +++
   5.b.xiii Waiver of Monthly Deduction Rider +++
   5.b.ix   Waiver of Specified Premium Rider +++
   6.a.     Articles of Incorporation of the Company**
   6.b.     Bylaws of the Company**
   7.       Not Applicable
   8.       Not Applicable
   9.a.     Form of Participation Agreement between MetLife Investors Insurance
            Company and Met Investors Series Trust
   9.b.     Form of Participation Agreement between MetLife Investors Insurance
            Company and Metropolitan Series Fund, Inc.
   9.c.     Form of Participation Agreement between MetLife Investors Insurance
            Company and New England Zenith Fund
   10.a     Application Forms - Joint and Last Survivor Policy++
   10.b     Application Forms - Flexible Premium Variable Life Insurance
            Policy +++
   11.a     Powers of Attorney ***
   11.b     Power of Attorney - S. Buffum

B.          Opinion and Consent of Counsel

C.          Consent of Actuary

D.          Consents of Independent Auditors


* Incorporated by reference to initial Form S-6 electronically filed on October 9, 1997 (File No. 333-83203)

** Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 (File No. 333-37559) electronically filed on November 13, 1997

++   Incorporated   by   reference   to  Form  S-6  (File  No.   333-83203)   as
     electronically filed on July 19, 1999.

+++  Incorporated   by   reference   to  Form  S-6  (File  No.   333-83183)   as
     electronically filed on July 19, 1999.

*****Incorporated  by reference to  Post-Effective  Amendment No. 4 to Form S-6,
     (File No. 333-83203) as electronically filed on April 26, 2001.

***  Incorporated   by   reference   to  Form  S-6  (File  No.   333-69852)   as
     electronically filed on September 21, 2001.


                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach and State of California on this 14th day of December, 2001.

                                METLIFE INVESTORS VARIABLE LIFE ACCOUNT FIVE

                                   Registrant

                           By: METLIFE INVESTORS INSURANCE COMPANY OF CALIFORNIA


                           By: /s/JAMES A. SHEPERDSON III
                              --------------------------------------------------
                              James A. Shepherdson III
                              Co-Chairman of the Board, Co-Chief Executive
                              Officer, Co-President and Director


                                METLIFE INVESTORS INSURANCE COMPANY
                                OF CALIFORNIA

Attest:



/s/RICHARD C. PEARSON     By: /s/JAMES A. SHEPHERDSON III
-----------------------       --------------------------------------------------
                              James A. Shepherdson III
                              Co-Chairman of the Board, Co-Chief Executive
                              Officer, Co-President and Director

Secretary
------------------------


As required by to the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Gregory P. Brakovich*                                                         12/14/01
-------------------------    Co-Chairman of the Board, Co-Chief Executive     --------
Gregory P. Brakovich         Officer, Co-President and Director                Date


/s/JAMES A. SHEPERDSON III                                                     12/14/01
---------------------------  Co-Chairman of the Board, Co-Chief Executive      --------
James A. Shepherdson III     Officer, Co-President and Director                Date


/s/ROBERT MARK BRANDENBERGER                                                   12/14/01
---------------------------- Executive Vice President, Chief Financial         --------
Robert Mark Brandenberger    Officer (Principal Accounting Officer)            Date



-------------------------    Director                                          --------
Mary Ann Brown                                                                 Date


/s/RICHARD C. PEARSON                                                          12/14/01
--------------------------   Director                                          --------
Richard C. Pearson                                                             Date



/s/Susan A. Buffum*                                                            12/14/01
--------------------------   Director                                          --------
Susan A. Buffum                                                                Date



--------------------------   Director                                          --------
David Y. Rogers                                                                Date


Philip D. Meserve*                                                             12/14/01
--------------------------   Director                                          --------
Philip D. Meserve                                                              Date



--------------------------   Director                                          --------
Peter M. Schwarz                                                               Date


Michael R. Fanning*                                                            12/14/01
--------------------------- Director                                           --------
Michael R. Fanning                                                             Date

                                    *By: /s/RICHARD C. PEARSON
                                         ---------------------------------------
                                         Richard C. Pearson, Attorney-in-Fact



                                INDEX TO EXHIBITS


Index No.
EX-99.A.3.b.i         Form of Selling Agreement
EX-99.A.3.b.ii        Amendment to Selling Agreement
EX-99.A.3.c.          Schedules of Commissions
EX-99.A.9.a.          Form of Participation Agreement between MetLife Investors
                      Insurance Company and Met Investors Series Trust
EX-99.A.9.b.          Form of Participation Agreement between MetLife Investors
                      Insurance Company and Metropolitan Series Fund, Inc.
EX-99.A.9.c.          Form of Participation Agreement between MetLife Investors
                      Insurance Company and New England Zenith Fund
EX-99.A.11.b          Power of Attorney - S. Buffum
EX-99.B.              Opinion and Consent of Counsel
EX-99.C.              Consent of Actuary
EX-99.D.              Consents of Independent Auditors